Form 20-F
period 2017-12-31
Merus N.V.
filed 2018-04-30
CIK 1651311

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Common shares, nominal value €0.09 per share: 19,429,848 as of December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐  Yes  ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes  ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days  ☒  Yes  ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☒  Yes  ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this Annual Report are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this report and are subject to a number of risks, uncertainties and assumptions described under the sections in this report titled “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in this report. These forward-looking statements are subject to numerous risks, including, without limitation, the following:

•	our operations as a clinical-stage company with a limited operating history and a history of operating losses;

•	uncertainty about the initiation, timing, progress and results of clinical trials of our bispecific antibody candidates, including regarding when results of such trials will be made public;

•	our expectations related to payments and clinical development under our collaboration agreement with Incyte Corporation, or Incyte;

•	clinical development for MCLA-128 as part of a combination therapy for metastatic breast cancer and in other solid tumor cancers, MCLA-117 for the treatment of patients with acute myeloid leukemia, or AML, and MCLA-158 having an initial focus on the treatment of metastatic colorectal cancer;

•	research and development for MCLA-145, which is being co-developed with Incyte, and for other bispecific antibody candidates;

•	the timing or likelihood of regulatory filings and approvals for any of our bispecific antibody candidates;

•	our ability to establish sales, marketing and distribution capabilities for any of our bispecific antibody candidates for which we may obtain regulatory approval;

•	our ability to establish and maintain manufacturing arrangements for our bispecific antibody candidates;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our bispecific antibody candidates and related technology;

•	our ability to defend against any claims by third parties that we are infringing upon their intellectual property rights, including claims and opposition proceedings initiated by Regeneron Pharmaceuticals, Inc.;

•	our estimates regarding expenses, future revenues, capital requirements and our need for additional financing;

•	the rate and degree of market acceptance of our bispecific antibody candidates;

•	the impact of government laws and regulations on our business;

•	our competitive position; and

•	other risk factors discussed in this Annual Report.

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

Item 2 Offer Statistics and Expected Timetable.

Not applicable.

Item 3 Key Information.

A. Selected Financial Data.

The following selected consolidated financial data should be read in conjunction with “Operating and Financial Review and Prospects,” our consolidated financial statements and related notes, and other financial information included in this Annual Report. We have derived the consolidated statement of profit or loss and comprehensive loss data and the statement of financial position data as of December 31, 2017, 2016, and 2015 from our audited financial statements included elsewhere in this Annual Report. Our historical results are not necessarily indicative of the results that should be expected in the future.

	Year Ended December 31,
	2017	2016	2015
	(euros in thousands, except share and per share data)
Statement of Profit or Loss and Comprehensive Loss Data:
Revenue	€13,600	€2,719	€1,977
Research and development costs	(34,125)	(18,424)	(16,181)
Management and administration costs	(13,697)	(4,258)	(768)
Other expenses	(9,395)	(7,709)	(8,067)

Operating result	(43,617)	(27,672)	(23,039)
Finance income (expenses)	(29,223)	(19,556)	(145)

Result before tax	(72,840)	(47,228)	(23,184)

Income tax expense	(249)	—	—

Other comprehensive income	89	8	—

Total comprehensive loss for the year	€(73,000)	€(47,220)	€(23,184)

Basic (and diluted) loss per share(1)	€(3.80)	€(3.57)	€(3.95)

Weighted average shares outstanding, basic and diluted(2)	19,196,440	13,236,649	5,871,237

(1)	Basic loss per share and diluted loss per share are the same because outstanding options would be anti-dilutive due to our net losses in these periods.
(2)	Includes preferred shares issued and outstanding as of December 31, 2015.

	As of December 31,
	2017	2016	2015
	(euros in thousands)
Statement of Financial Position Data:
Cash and cash equivalents	€149,678	€56,917	€32,851
Total assets	196,803	72,310	35,494
Total liabilities	148,916	38,279	7,192
Accumulated loss	(167,480)	(107,295)	(63,382)
Total equity (deficit)	47,887	34,031	28,302

Exchange Rate Information

Our business is primarily conducted in the European Union, and we maintain our books and records in euros. We have presented our results of operations in euros. In this Annual Report, translations from euros to U.S. dollars were made at the rate of €0.885 to $1.00, the official exchange rate quoted as of April 27, 2018 by the European Central Bank. Such U.S. dollar amounts are not necessarily indicative of the amount of U.S. dollars that could actually have been purchased upon exchange of euros at the dates indicated.

The following table presents information on the exchange rates between the euro and the U.S. dollar for the periods indicated:

	Period end	Average for period	Low	High
	(euros per U.S. dollar)
Year Ended December 31:
2013	0.725	0.753	0.724	0.783
2014	0.824	0.754	0.717	0.824
2015	0.917	0.901	0.826	0.954
2016	0.949	0.907	0.864	0.965
2017	0.834	0.885	0.829	0.963

	Low	High
	(euros per U.S. dollar)
Month Ended:
October 31, 2017	0.8435	0.8617
November 30, 2017	0.8367	0.8649
December 31, 2017	0.8338	0.8521
January 31, 2018	0.8028	0.8381
February 28, 2018	0.8004	0.8162
March 31, 2018	0.8051	0.8216
April 2018 (through April 27)	0.8072	0.8285

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

We are a clinical-stage immuno-oncology company with a limited operating history. We have incurred net losses of €73.0 million, €47.2 million, and €23.2 million for the years ended December 31, 2017, 2016, and 2015, respectively. As of December 31, 2017, we had an accumulated loss of €167.5 million. Our losses have resulted principally from expenses incurred in research and development of our bispecific antibody candidates and from management and administrative costs and other expenses that we have incurred while building our business infrastructure. We expect to continue to incur significant operating losses for the foreseeable future as we continue our research and development efforts and seek to obtain regulatory approval and commercialization of our bispecific antibody candidates. We anticipate that our expenses will increase substantially as we:

•	conduct our ongoing Phase 2 clinical trial of MCLA-128, our most advanced bispecific antibody candidate, for the treatment of metastatic breast cancer in combination with other therapies and our ongoing, single agent, Phase 1/2 clinical trial for the treatment of gastric, ovarian, endometrial and non-small cell lung cancers;

•	conduct our ongoing Phase 1 clinical trial of MCLA-117, our second most advanced bispecific antibody candidate, for the treatment of acute myeloid leukemia;

•	initiate a Phase 1 clinical trial of MCLA-158 for the treatment of colorectal cancer;

•	continue the research and development of our other bispecific antibody candidates, including completing pre-clinical studies and commencing clinical trials for MCLA-145, which is being co-developed with Incyte Corporation, or Incyte;

•	expand the clinical programs to explore new potential combination therapies or indications;

•	seek to enhance our technology platform, which generates our pipeline of product candidates, and discover and develop additional antibody candidates;

•	seek regulatory approvals for any antibody candidates that successfully complete clinical trials;

•	potentially establish a sales, marketing and distribution infrastructure and scale-up manufacturing capabilities to commercialize any products for which we may obtain regulatory approvals;

•	maintain, expand and protect our intellectual property portfolio;

•	secure, maintain and/or obtain freedom to operate for our technologies and products;

•	add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development and potential future commercialization efforts and to support our operation as a public company; and

•	experience any delays or encounter any issues with any of the above, including but not limited to failed studies, complex results, manufacturing challenges, safety issues or other regulatory challenges.

We have financed our operations primarily through (i) the initial public offering of our common shares, (ii) a placement of equity securities with Incyte Corporation, or Incyte, (iii) an upfront milestone payment received from Incyte under a collaboration and license agreement, or the Collaboration Agreement and (iv) a private placement of common shares in February 2018. We have devoted a significant portion of our financial resources and efforts to developing our full-length human bispecific antibody therapeutics, which we refer to as Biclonics®, our technology platform, identifying potential bispecific antibody candidates, conducting pre-clinical studies of a variety of candidates, including MCLA-145 and conducting our clinical trials of MCLA-128,

MCLA-117 and preparing to initiate clinical trials for MCLA-158. We are in the early stages of development of our bispecific antibody candidates, and we have not completed development of any Biclonics® or any other drugs or biologics.

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

Because of the numerous risks and uncertainties associated with pharmaceutical product and biological development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. If we are required by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Agency, or EMA, or other regulatory authorities to perform studies in addition to those we currently anticipate, or if there are any delays in completing our clinical trials or the development of any of our bispecific antibody candidates, our expenses could increase and commercial revenue could be further delayed.

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

We expect our expenses to increase in connection with our ongoing activities, particularly as we conduct our ongoing clinical trials of MCLA-128 and MCLA-117, initiate our Phase 1 clinical trial of MCLA-158 and continue to research, develop and conduct pre-clinical studies of MCLA-145 and our other bispecific antibody candidates. In addition, if we obtain regulatory approval for any of our bispecific antibody candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Furthermore, we continue to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

Based on our current operating plan, we expect our existing cash balances, including proceeds we received from our private placement offering that closed in February 2018, to last through the end of 2020. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	the cost, progress and results of our ongoing clinical trials of MCLA-128 and the Phase 1 clinical trial of MCLA-117 and initiation of our Phase 1 clinical trial for MCLA-158;

•	the success of our collaboration with Incyte to develop bispecific antibodies candidates, including research and development and clinical trials for MCLA-145;

•	the cost of manufacturing clinical supplies of our bispecific antibody candidates;

•	the scope, progress, results and costs of pre-clinical development, laboratory testing and clinical trials for our other antibody candidates;

•	the costs, timing and outcome of regulatory review of any of our antibody candidates;

•	the costs and timing of future commercialization activities, including manufacturing, marketing, sales and distribution, for any of our antibody candidates for which we receive marketing approval;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims, including any claims by third parties that we are infringing upon their intellectual property rights;

•	the costs and timing of securing, maintaining and/or obtaining freedom to operate for our technologies and products;

•	the revenue, if any, received from commercial sales of our bispecific antibody candidates for which we receive marketing approval;

•	the effect of competing technological and market developments; and

•	the extent to which we acquire or invest in businesses, products and technologies, including our collaboration with Incyte and any other licensing or collaboration arrangements for any of our bispecific antibody candidates.

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

We have invested a significant portion of our efforts and financial resources in the development of bispecific antibody candidates using our Biclonics® technology platform. Our ability to generate royalty and product revenues, which we do not expect will occur for at least the next several years, if ever, will depend heavily on the successful development and eventual commercialization of these bispecific antibody candidates, which may never occur. We currently generate no revenues from sales of any products, and we may never be able to develop or commercialize a marketable product. Each of our bispecific antibody candidates will require additional clinical development, management of clinical, pre-clinical and manufacturing activities, regulatory approval in multiple jurisdictions, obtaining manufacturing supply, including commercial manufacturing supply, building of a commercial organization, substantial investment and significant marketing efforts before we generate any revenues from product sales. We are not permitted to market or promote any of our bispecific antibody candidates before we receive regulatory approval from the FDA, the EMA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our bispecific antibody candidates. The success of our bispecific antibody candidates will depend on several factors, including the following:

•	for bispecific antibody candidates which we may license to others, such as to Incyte, the successful efforts of those parties in completing clinical trials of, receipt of regulatory approval for and commercialization of such bispecific antibody candidates;

•	for the bispecific antibody candidates to which we retain rights, completion of pre-clinical studies and clinical trials of, receipt of marketing approvals for, establishment of commercial manufacturing supplies of and successful commercialization of such bispecific antibody candidates; and

•	for all of our bispecific antibody candidates, if and when approved, acceptance of our bispecific antibody candidates by patients, the medical community and third-party payors, effectively competing with other therapies, a continued acceptable safety profile following approval and qualifying for, maintaining, enforcing and defending our intellectual property rights and claims.

If we or our collaborators, as applicable, do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our bispecific antibody candidates, which would materially adversely affect our business, financial condition and results of operations.

We have not previously submitted a Biologics License Application, or BLA, to the FDA, a Marketing Authorisation Application, or MAA, to the EMA, or similar regulatory approval filings to comparable foreign authorities, for any bispecific antibody candidate, and we cannot be certain that any of our bispecific antibody candidates will be successful in clinical trials or receive regulatory approval. Further, our bispecific antibody candidates may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for our bispecific antibody candidates, we may not be able to continue our operations. Even if we successfully obtain regulatory approvals to market one or more of our bispecific antibody candidates, our revenues will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights. If the markets for patient subsets that we are targeting are not as significant as we estimate, we may not generate significant revenues from sales of such products, if approved.

We plan to seek regulatory approval to commercialize our bispecific antibody candidates both in the United States and the EU, and potentially in additional foreign countries. While the scope of regulatory approval is similar in other countries, to obtain separate regulatory approval in many other countries we must comply with the numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of our bispecific antibody candidates, and we cannot predict success in these jurisdictions.

The Biclonics® technology platform is an unproven, novel approach to the production of molecules for therapeutic intervention.

We have not received regulatory approval for a therapeutic based on a full-length human bispecific IgG approach. We cannot be certain that our approach will lead to the development of approvable or marketable products. In addition, our Biclonics® may have different effectiveness rates in various indications and in different geographical areas. Finally, the FDA, the EMA or other regulatory agencies may lack experience in evaluating the safety and efficacy of products based on Biclonics® therapeutics, which could result in a longer than expected regulatory review process, increase our expected development costs and delay or prevent commercialization of our bispecific antibody candidates.

Our Biclonics® technology platform relies on third parties for biological materials. Some biological materials have not always met our expectations or requirements, and any disruption in the supply of these biological materials could materially adversely affect our business. Although we have control processes and screening procedures, biological materials are susceptible to damage and contamination and may contain active pathogens. Improper storage of these materials, by us or any third-party suppliers, may require us to destroy some of our biological raw materials or product candidates.

Failure to successfully validate, develop and obtain regulatory approval for companion diagnostics could harm our development strategy.

We may seek to identify patient subsets within a disease category that may derive selective and meaningful benefit from the bispecific antibody candidates we are developing. Through collaborations, we may develop companion diagnostics to help us to more accurately identify patients within a particular subset, both during our clinical trials and in connection with the commercialization of our bispecific antibody candidates. Companion diagnostics are subject to regulation by the FDA, the EU legislative bodies, and comparable foreign regulatory authorities as companion diagnostic medical devices and typically require separate regulatory approval prior to commercialization. If needed, we intend to develop companion diagnostics in collaboration with third parties and are dependent on the scientific insights and sustained cooperation and effort of any third-party collaborators in developing and obtaining approval for companion diagnostics. We and our collaborators may encounter difficulties in developing and obtaining approval for any companion diagnostics, including issues relating to selectivity/specificity, analytical validation, reproducibility or clinical validation. Any delay or failure by us or our collaborators to develop or obtain regulatory approval of companion diagnostics could delay or prevent approval of our bispecific antibody candidates. In addition, our collaborators may encounter production difficulties that could constrain the supply of the companion diagnostics, and both they and we may have difficulties gaining acceptance of the use of the companion diagnostics in the clinical community. If such companion diagnostics fail to gain market acceptance, it would have an adverse effect on our ability to derive revenues from sales of our products. In addition, the diagnostic company with whom we contract may decide to discontinue selling or manufacturing the companion diagnostic that we anticipate using in connection with development and commercialization of our bispecific antibody candidates or our relationship with such diagnostic company may otherwise terminate. We may not be able to enter into arrangements with another diagnostic company to obtain supplies of an alternative companion diagnostic test for use in connection with the development and commercialization of our bispecific antibody candidates or do so on commercially reasonable terms, which could adversely affect and/or delay the development or commercialization of our bispecific antibody candidates.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

Since our inception in 2003, we have devoted a significant portion of our resources to developing MCLA-128, MCLA-117, MCLA-158 and our other antibody candidates, building our intellectual property portfolio, developing our clinical manufacturing supply chain, planning our business, raising capital and providing general and administrative support for these operations. While we have ongoing clinical trials for MCLA-128 and MCLA-117 and intend to initiate a Phase 1 clinical trial for MCLA-158, we have not completed any clinical trials for any bispecific antibody candidate. We have not yet demonstrated our ability to successfully complete any Phase 2 clinical trial or any Phase 3 or other pivotal clinical trials, obtain regulatory approvals, manufacture a commercial scale product or arrange for a third party to do so on our behalf or conduct sales and marketing activities necessary for successful product commercialization. Additionally, we expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

Raising additional capital may cause dilution to our holders, restrict our operations or require us to relinquish rights to our technologies or bispecific antibody candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through equity or debt financings and upfront and milestone payments, if any, received under our collaboration with Incyte and any other future licenses or collaborations, together with our existing cash and cash equivalents. In order to accomplish our business objectives and further develop our product pipeline, we will, however, need to seek additional funds. If we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares. In addition, the possibility of such issuance may cause the market price of our common shares to decline. Debt financing, if available, may result in increased fixed payment obligations and involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, declaring dividends, or acquiring, selling or licensing intellectual property rights, which could adversely impact our ability to conduct our business.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, technologies, future revenue streams or bispecific antibody candidates or grant licenses on terms that may not be favorable to us. We could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable. Any of these occurrences may have a material adverse effect on our business, operating results and prospects.

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

Our business may become subject to economic, political, regulatory and other risks associated with international operations

As a company based in the Netherlands, our business is subject to risks associated with conducting business internationally. Many of our suppliers and collaborative and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

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

Due to the international scope of our operations, fluctuations in exchange rates, particularly between the euro and the U.S. dollar, may adversely affect us. Although we are based in the Netherlands, we source research and development, manufacturing, consulting and other services from several countries. Further, potential future revenue may be derived from abroad, particularly from the United States. Additionally, our funding has mainly come from investors and collaborators mainly in the United States. As a result, our business and share price may be affected by fluctuations in foreign exchange rates between the euro and these other currencies, which may also have a significant impact on our reported results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place.

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

Risks from improper conduct by our employees, agents, contractors, or collaborators could adversely affect our reputation, business, prospects, operating results, and financial condition.

We cannot ensure that our compliance controls, policies, and procedures will in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, health care, employment, foreign corrupt practices, trade restrictions and sanctions, environmental, competition, and patient privacy and other privacy laws and regulations. Such improper actions could subject us to civil or criminal investigations, and monetary and injunctive penalties, and could adversely impact our ability to conduct business, operating results, and reputation.

We are subject to a number of anti-corruption laws, including the Foreign Corrupt Practices Act, or FCPA, in the United States, the Bribery Act in the United Kingdom and the anti-corruption provisions of the Dutch Criminal Code in the Netherlands. Our failure to comply with anti-corruption laws applicable to us could result in penalties, which could harm our reputation and harm our business, financial condition, results of operations, cash flows or prospects. The FCPA generally prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. The FCPA also requires public companies to maintain accurate books and records and devise a system of sufficient internal accounting controls. We regularly review and update our policies and procedures and internal controls designed to provide reasonable assurance that we, our employees, distributors and other intermediaries comply with the anti-corruption laws to which we are subject. However, there are inherent limitations to the effectiveness of any policies, procedures and internal controls, including the possibility of human error and the circumvention or overriding of the policies, procedures and internal controls. There can be no assurance that such policies or procedures or internal controls will work effectively at all times or protect us against liability under these or other laws for actions taken by our employees, distributors and other intermediaries with respect to our business.

The SEC and Department of Justice continue to view FCPA enforcement activities as a high priority. There is no certainty that all of our employees, agents, contractors, or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers, or our employees, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could materially damage our reputation, our brand, our international operations, our ability to attract and retain employees, and our business, prospects, operating results, and financial condition.

Risks Related to the Development and Clinical Testing of Our Bispecific Antibody Candidates

All of our bispecific antibody candidates are in pre-clinical or early-stage clinical development. Clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If clinical trials of our bispecific antibody candidates, particularly MCLA-128, MCLA-117 or MCLA-158, are prolonged or delayed, we or any collaborators may be unable to obtain required regulatory approvals, and therefore be unable to commercialize our bispecific antibody candidates on a timely basis or at all.

To obtain the requisite regulatory approvals to market and sell any of our bispecific antibody candidates, we or any collaborator for such candidates must demonstrate through extensive pre-clinical studies and clinical trials that our products are safe and effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of pre-clinical studies and early-stage clinical trials of our bispecific antibody candidates may not be predictive of the results of later-stage clinical trials. Bispecific antibody candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Our future clinical trial results may not be successful.

To date, we have not completed any clinical trials required for the approval of any of our bispecific antibody candidates. Although we are conducting ongoing clinical trials for MCLA-128 and MCLA-117, plan to initiate a Phase 1 clinical trial for MCLA-158, and are conducting pre-clinical studies for other bispecific antibody candidates, we may experience delays in our ongoing clinical trials and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Clinical trials can be delayed, suspended, or terminated for a variety of reasons, including the following:

•	delays in or failure to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delays in establishing the appropriate dosage levels in clinical trials;

•	delays in or failure to recruit suitable patients to participate in a trial;

•	the difficulty in certain countries in identifying the sub-populations that we are trying to treat in a particular trial, which may delay enrollment and reduce the power of a clinical trial to detect statistically significant results;

•	lower than anticipated retention rates of patients in clinical trials;

•	failure to have patients complete a trial or return for post-treatment follow-up;

•	clinical sites deviating from trial protocol or dropping out of a trial;

•	adding new clinical trial sites;

•	safety or tolerability concerns could cause us or our collaborators or Health Authorities, as applicable, to suspend or terminate a trial if we or our collaborators or Health Authorities, find that the participants are being exposed to unacceptable health risks;

•	delays in or failure to obtain regulatory approval to commence a trial;

•	delays in or failure to obtain institutional review board, or IRB, approval at each site;

•	our third-party research contractors failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	changes in regulatory requirements, policies and guidelines;

•	manufacturing sufficient quantities of bispecific antibody candidate for use in clinical trials;

•	the quality or stability of a bispecific antibody candidate falling below acceptable standards;

•	changes in the treatment landscape for our target indications that may make our bispecific antibody candidates no longer relevant;

•	third party actions claiming infringement by our bispecific antibody candidates in clinical trials outside of the United States and obtaining injunctions interfering with our progress; and

•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

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

Undesirable side effects that may be caused by our bispecific antibody candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA or other comparable foreign authorities. In February 2015, we commenced a Phase 1/2 clinical trial in Europe of our most advanced bispecific antibody candidate, MCLA-128, for the treatment of various solid tumors. Additionally, in January 2018 we commenced a Phase 2 clinical trial in Europe and the United States exploring MCLA-128, in combination with other agents, in patients with metastatic breast cancer. To date, patients treated with MCLA-128 have experienced adverse reactions that may be related to the treatment, including infusion-related reactions, diarrhea, vomiting, fatigue, skin rash, sore mouth and shortness of breath. In May 2016, we commenced a Phase 1 clinical trial in Europe of our bispecific antibody MCLA-117. To date, patients treated with MCLA-117 have experienced adverse reactions that may be related to the treatment, most commonly infusion-related reactions. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA, the EMA, EEA Competent Authorities, or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our bispecific antibody candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly. Additionally, if any of our bispecific antibody candidates receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such products and require us to take our approved product off the market;

•	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;

•	regulatory authorities may require a medication guide outlining the risks of such side effects for distribution to patients, or that we implement a risk evaluation and mitigation strategy, or REMS, plan to ensure that the benefits of the product outweigh its risks;

•	we may be required to change the dose or the way the product is administered, conduct additional clinical trials or change the labeling of the product;

•	we may be subject to limitations on how we may promote the product;

•	sales of the product may decrease significantly;

•	we may be subject to litigation or product liability claims; and

•	our reputation may suffer.

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

Successful and timely completion of clinical trials will require that we enroll a sufficient number of patient candidates. For the MCLA-128 Phase 2 clinical trial, we plan to enroll approximately 120 patients with metastatic breast cancer in the United States and Europe. In the Phase 1 clinical trial of MCLA-117, we plan to enroll approximately 50 adult patients with AML. These trials and other trials we conduct may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal.

Our clinical trials will likely compete with other clinical trials for antibody candidates that are in the same therapeutic areas as our bispecific antibody candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Because the number of qualified clinical investigators and clinical trial sites is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites.

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

We may not be successful in our efforts to use and expand our technology platform to build a pipeline of antibody candidates.

A key element of our strategy is to use and expand our Biclonics® technology platform to build a pipeline of antibody candidates and progress these antibody candidates through clinical development for the treatment of a variety of different types of diseases. Although our research and development efforts to date have resulted in a pipeline of bispecific antibody candidates directed at various cancers, we may not be able to develop bispecific antibody candidates that are safe and effective. Even if we are successful in continuing to build our pipeline, the potential antibody candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. If we do not continue to successfully develop and begin to commercialize antibody candidates, we will face difficulty in obtaining product revenues in future periods, which could result in significant harm to our financial position and adversely affect our share price.

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

Because we have limited resources and access to capital to fund our operations, we must decide which antibody candidates to pursue and the amount of resources to allocate to each. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular compounds, bispecific antibody candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our bispecific antibody candidates or misread trends in the biopharmaceutical industry, in particular for our lead bispecific antibody candidates, our business, financial condition and results of operations could be materially adversely affected.

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

Our employees, independent contractors, principal investigators, CROs, consultants, vendors and collaborators may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk that our employees, independent contractors, principal investigators, CROs, consultants, vendors and collaborators may engage in fraudulent conduct or other illegal activities. Misconduct by these parties could include intentional, reckless and/or negligent conduct or unauthorized activities that violate: (i) the regulations of the FDA, the EMA and other regulatory authorities, including those laws that require the reporting of true, complete and accurate information to such authorities; (ii) manufacturing standards; (iii) federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in the United States and abroad; or (iv) laws that require the reporting of true, complete and accurate financial information and data. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws could also involve the improper use or misrepresentation of information obtained in the course of clinical trials or creating fraudulent data in our pre-clinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid and other U.S. federal healthcare programs, individual imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

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

We expect that the current presidential administration and U.S. Congress will likely continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the ACA. However, we cannot predict the ultimate content, timing or effect of any healthcare reform legislation or the impact of potential legislation on us.

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

Moreover, payment methodologies, including payment for companion diagnostics, may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS began bundling the Medicare payments for certain laboratory tests ordered while a patient received services in a hospital outpatient setting and, beginning in 2018, CMS began paying for clinical laboratory services based on a weighted average of reported prices that private payors, Medicare Advantage plans, and Medicaid Managed Care plans pay for laboratory services. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, the 21st Century Cures Act, or Cures Act, changed the reimbursement methodology for infusion drugs and biologics furnished through durable medical equipment in an attempt to remedy over- and underpayment of certain products. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our bispecific antibody candidates or additional pricing pressures.

Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

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

We cannot predict how the policies of changing political administrations could impact, impose significant burdens on, or otherwise materially delay, FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. For example, certain policies of the current presidential administration may impact our business and industry. Namely, the current presidential administration has taken several executive actions, including the issuance if a number of Executive Orders. It is difficult to predict how these requirements will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

Finally, policies of the individual government agencies, including the FDA or similar regulatory authorities, may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. For example, the Cures Act, among other things, which is intended to modernize the regulation of drugs and biologics and spur innovation, has not yet been implemented and its ultimate implementation is unclear. If we or our collaborators are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our collaborators are not able to maintain regulatory compliance, our bispecific antibody candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.

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

We face potential liability related to the privacy of health information we obtain from clinical trials sponsored by us or our collaborators, from research institutions and our collaborators, and directly from individuals.

Most health care providers, including research institutions from which we or our collaborators obtain patient health information, are subject to privacy and security regulations promulgated under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act. Any person may be prosecuted under HIPAA’s criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA-covered health care provider or research institution that has not satisfied HIPAA’s requirements for disclosure of individually identifiable health information. In addition, we may maintain sensitive personally identifiable information, including health information, that we receive throughout the clinical trial process, in the course of our research collaborations, and directly from individuals (or their healthcare providers) who enroll in our patient assistance programs. As such, we may be subject to state laws requiring notification of affected individuals and state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA.

Our clinical trial programs and research collaborations outside the U.S. may implicate international data protection laws, including, in Europe, the EU Data Protection Directive and, beginning on May 25, 2018, the General Data Protection Regulation, or the GDPR, that is replacing it. The GDPR will implement more stringent operational requirements for processors and controllers of personal data. It also significantly increases penalties for non-compliance. If our privacy or data security measures fail to comply with the GDPR requirements, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data and/or fines of up to 20.0 million Euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher. In addition to statutory enforcement, a personal data breach can lead to negative publicity and a potential loss of business.

We are also subject to evolving EU laws on data export, as we may transfer personal data from the EU to other jurisdictions. There is currently litigation challenging EU mechanisms for adequate data transfer. It is uncertain whether these mechanisms will be invalidated by the EU courts. We could be impacted by changes in law as a result of the current challenges to these mechanisms, which may lead to governmental enforcement actions, litigation, fines and penalties or adverse publicity that could have an adverse effect on our business.

We are likely to be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws both inside and outside the United States. Claims that we have violated individuals’ privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

If we or any collaborators fail to comply with applicable federal, state, or local regulatory requirements, we could be subject to a range of regulatory actions that could affect our or any collaborators’ ability to seek to commercialize our clinical candidates. Any threatened or actual government enforcement action could also generate adverse publicity and require that we devote substantial resources that could otherwise be used in other aspects of our business.

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

We plan to seek orphan drug designation from the FDA and the EMA for our assets in clinical development, including MCLA-128 or MCLA-117, where supported by data in the appropriate indications that meet the criteria for orphan status. Even if we are able to obtain orphan designation in the United States and/or the EU, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan drug is approved, the FDA or the EMA can subsequently approve the same drug with the same active moiety for the same condition if the FDA or the EMA concludes that the later drug is safer, more effective, or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process. In addition, while we intend to seek orphan drug designation, when appropriate, we may not receive such designation.

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

The availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford products such as our bispecific antibody candidates, assuming approval. Our ability to achieve acceptable levels of coverage and reimbursement for products by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize and attract additional collaboration partners to invest in the development of our bispecific antibody candidates. Assuming we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States, the EU or elsewhere will be available for any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future. Third-party payors increasingly are challenging prices charged for pharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs when an equivalent generic drug or a less expensive therapy is available. It is possible that a third-party payor may consider our bispecific antibody candidate and other therapies as substitutable and only offer to reimburse patients for the less expensive product. Even if we show improved efficacy or improved convenience of administration with our bispecific antibody candidate, pricing of existing drugs may limit the amount we will be able to charge for our bispecific antibody candidate. These payors may deny or revoke the reimbursement status of a given drug product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in product development. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our bispecific antibody candidates and may not be able to obtain a satisfactory financial return on products that we may develop.

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

Even if the FDA, the EMA or any other regulatory authority approves the marketing of any bispecific antibody candidates that we develop on our own or with a collaborator, physicians, healthcare providers, patients or the medical community may not accept or use them. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenues or any profits from operations. The degree of market acceptance of any of our bispecific antibody candidates will depend on a variety of factors, including:

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

We have never commercialized a bispecific antibody candidate, and we currently have no sales force, marketing or distribution capabilities. To achieve commercial success for the bispecific antibody candidates, which we may license to others, we will rely on the assistance and guidance of those collaborators. For bispecific antibody candidates for which we retain commercialization rights, we will have to develop our own sales, marketing and supply organization or outsource these activities to a third party.

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

Our bispecific antibody candidates for which we intend to seek approval as biologic products may face competition sooner than anticipated.

The Patient Protection and Affordable Care Act, signed into law on March 23, 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first approved by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first approved. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own pre-clinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty.

We believe that any of our bispecific antibody candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

Jurisdictions in addition to the United States have established abbreviated pathways for regulatory approval of biological products that are biosimilar to earlier approved reference products. For example, the EU has had an established regulatory pathway for biosimilars since 2005.

The increased likelihood of biosimilar competition has increased the risk of loss of innovators’ market exclusivity. Due to this risk, and uncertainties regarding patent protection, if our clinical candidates are approved for marketing, it is not possible to predict the length of market exclusivity for any particular product with certainty based solely on the expiration of the relevant patent(s) or the current forms of regulatory exclusivity. It is also not possible to predict changes in United States regulatory law that might reduce biological product regulatory exclusivity. The loss of market exclusivity for a product would likely materially and negatively affect revenues and we may not generate adequate or sufficient revenues from them or be able to reach or sustain profitability.

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

We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators and third-party CROs, to conduct our pre-clinical studies and clinical trials and to monitor and manage data for our ongoing pre-clinical and clinical programs. We rely on these parties for execution of our pre-clinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors and CROs are required to comply with good clinical practice, or GCP, requirements, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the EEA, and comparable foreign regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

Further, these investigators and CROs are not our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our bispecific antibody candidates and clinical trials. If independent investigators or CROs fail to devote sufficient resources to the development of our bispecific antibody candidates, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of any bispecific antibody candidates that we develop. In addition, the use of third-party service providers may require us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated.

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

Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Additionally, CROs may lack the capacity to absorb higher workloads or take on additional capacity to support our needs. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

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

Termination of the Collaboration Agreement could cause significant delays in our product candidate development and commercialization efforts, which could prevent us from commercializing our bispecific antibody candidates without first expanding our internal capabilities or entering into another agreement with a third party. Any suitable alternative collaboration or license agreement would take considerable time to negotiate and could also be on less favorable terms to us. In addition, under the Collaboration Agreement, Incyte agreed to conduct certain clinical development activities. If the Collaboration Agreement were to be terminated, and whether or not we identify another suitable collaborator, we may need to seek additional financing to support the research and development of any terminated product candidates so that we may continue development activities, or we may be forced to discontinue development of terminated product candidates, each of which could have a material adverse effect on our business.

Under the Collaboration Agreement, with the exception of MCLA-145 where we retain full US rights, we are dependent upon Incyte to successfully develop and commercialize bispecific antibody candidates that are identified for further development under the Collaboration Agreement. With the exception of those programs where we retain certain co-development rights, we have limited ability to influence or control Incyte’s development and commercialization activities or the resources it allocates to development of bispecific antibody product candidates identified under the Collaboration Agreement. Our interests and Incyte’s interests may differ or conflict from time to time, or we may disagree with Incyte’s level of effort or resource allocation. Incyte may internally prioritize programs under development within the collaboration differently than we would, or it may not allocate sufficient resources to effectively or optimally develop or commercialize bispecific antibody candidates arising from such programs. If these events were to occur, our ability to receive revenue from the commercialization of products arising from such programs would be reduced, and our business would be adversely affected.

If we fail to enter into new strategic relationships our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.

Our product development programs and the potential commercialization of our bispecific antibody candidates will require substantial additional cash to fund expenses. Therefore, for some of our bispecific antibody candidates, we may decide to enter into new collaborations with pharmaceutical or biopharmaceutical companies for the development and potential commercialization of those bispecific antibody candidates. For instance, we have license and collaboration agreements with ONO, Incyte and Simcere Pharmaceutical Group which we have licensed the development and commercialization of certain of our bispecific antibody candidates.

We face significant competition in seeking appropriate collaborators. Collaborations are complex and time-consuming to negotiate and document. We may also be restricted under existing and future collaboration agreements from entering into agreements on certain terms with other potential collaborators. We may not be able to negotiate collaborations on acceptable terms, or at all. If that were to occur, we may have to curtail the development of a particular bispecific antibody candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of our sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we will not be able to bring our bispecific antibody candidates to market and generate product revenue. If we do enter into a new collaboration agreement, we could be subject to the following risks, each of which may materially harm our business, commercialization prospects and financial condition:

•	we may not be able to control the amount and timing of resources that the collaboration partner devotes to the product development program;

•	the collaboration partner may experience financial difficulties;

•	we may be required to relinquish important rights such as marketing, distribution and intellectual property rights;

•	a collaborator could move forward with a competing product developed either independently or in collaboration with third parties, including our competitors; or

•	business combinations or significant changes in a collaborator’s business strategy may adversely affect our willingness to complete our obligations under any arrangement.

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

We rely on and expect to continue to rely on third-party contract manufacturing organizations, or CMOs, for the supply of current good manufacturing practice-grade, or cGMP-grade, clinical trial materials and commercial quantities of our bispecific antibody candidates and products, if approved. Reliance on third-party providers may expose us to more risk than if we were to manufacture bispecific antibody candidates ourselves. The facilities used by our contract manufacturers to manufacture our bispecific antibody candidates must be approved by the FDA pursuant to inspections that will be conducted after we submit our BLA to the FDA. We have limited control over the manufacturing process of, and beyond contractual terms, we are completely dependent on our contract manufacturing partners for compliance with cGMP for the manufacture of our bispecific antibody candidates. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have limited control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our bispecific antibody candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our bispecific antibody candidates, if approved. In addition, any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our bispecific antibody candidates or that obtained approvals could be revoked, which would adversely affect our business and reputation. Furthermore, third-party providers may breach existing agreements they have with us because of factors beyond our control. They may also terminate or refuse to renew their agreement because of their own financial difficulties or business priorities, at a time that is costly or otherwise inconvenient for us. If we were unable to find an adequate replacement or another acceptable solution in time, our clinical trials could be delayed or our commercial activities could be harmed. In addition, the fact that we are dependent on our collaborators, our suppliers and other third parties for the manufacture, filling, storage and distribution of our bispecific antibody candidates means that we are subject to the risk that the products may have manufacturing defects that we have limited ability to prevent or control. The sale of products containing such defects could adversely affect our business, financial condition and results of operations.

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

Risks Related to Intellectual Property and Information Technology

We rely on patents and other intellectual property rights to protect our technology, including bispecific antibody candidates and our Biclonics® technology platform, the enforcement, defense and maintenance of which may be challenging and costly. Failure to enforce or protect these rights adequately could harm our ability to compete and impair our business.

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

The patent prosecution process is expensive and time-consuming, and we and our current or future licensors, licensees or collaborators may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or our licensors, licensees or collaborators will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Further, the issuance, scope, validity, enforceability and commercial value of our and our current or future licensors’, licensees’ or collaborators’ patent rights are highly uncertain. Our and our licensors’ pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. The patent examination process may require us or our licensors, licensees or collaborators to narrow the scope of the claims of our or our licensors’, licensees’ or collaborators’ pending and future patent applications, which may limit the scope of patent protection that may be obtained. We cannot assure you that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue and even if such patents cover our bispecific antibody candidates, third parties may initiate opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices, or similar proceedings challenging the validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated. Our and our licensors’, licensees’ or collaborators’ patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then only to the extent the issued claims cover the technology.

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

Issued patents covering one or more of our products or the Biclonics® technology platform could be found invalid or unenforceable if challenged in court.

To protect our competitive position, we may from time to time need to resort to litigation to enforce or defend any patents or other intellectual property rights owned by or licensed to us, or to determine or challenge the scope or validity of patents or other intellectual property rights of third parties. As enforcement of intellectual property rights is difficult, unpredictable and expensive, we may fail in enforcing our rights—in which case our competitors may be permitted to use our technology without being required to pay us any license fees. In addition, litigation involving our patents carries the risk that one or more of our patents will be held invalid (in whole or in part, on a claim-by-claim basis) or held unenforceable. Such an adverse court ruling could allow third parties to commercialize our product candidates or methods, or our Biclonics® technology platform, and then compete directly with us, without payment to us.

If we were to initiate legal proceedings against a third party to enforce a patent covering one of our products or methods, the defendant could counterclaim that our patent is invalid and/or unenforceable. In patent litigation in the United States or in certain jurisdictions in Europe, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the U.S. Patent and Trademark Office, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our technologies, products, methods or certain aspects of our Biclonics® technology platform. Such a loss of patent protection could have a material adverse impact on our business. Patents and other intellectual property rights also will not protect our technology if competitors design around our protected technology without infringing our patents or other intellectual property rights.

Intellectual property rights of third parties could adversely affect our ability to commercialize our bispecific antibody candidates, such that we could be required to litigate or obtain licenses from third parties in order to develop or market our bispecific antibody candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

Our competitive position may suffer if patents issued to third parties or other third-party intellectual property rights cover our methods or product candidates or elements thereof, our manufacture or uses relevant to our development plans, our bispecific antibody candidates, or other attributes of our bispecific antibody candidates or our Biclonics® technology platform. In such cases, we may not be in a position to develop or commercialize products or bispecific antibody candidates unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. In addition, we are aware of issued patents and pending patent applications held by third parties that may be construed as covering some of our bispecific antibody candidates. We believe that if such patents or patent applications (if issued as currently pending) were asserted against us, we would have counterclaims and defenses against such claims, including non-infringement, the affirmative defense of safe harbor designed to protect activity undertaken to obtain federal regulatory approval of a drug, including under 35 U.S.C. § 271(e) and similar foreign statutes, patent invalidity and/or unenforceability. However, if such counterclaims and defenses were not successful and such patents were successfully asserted against us such that they are found to be valid and enforceable, and infringed by our bispecific antibody candidates, unless we obtain a license to such patents, which may not be available on commercially reasonable terms or at all, we could be prevented from continuing to develop or commercialize our products. We could also be required to pay substantial damages. Similarly, the targets of our bispecific antibody candidates have also been the subject of research by many companies, which have filed patent applications or have patents related to such targets and their uses. There can be no assurance any such patents will not be asserted against us or that we will not need to seek licenses from such third parties. We may not be able to secure such licenses on acceptable terms, if at all, and any such litigation would be costly and time-consuming.

It is also possible that we failed to identify relevant patents or applications. For example, U.S. applications filed before November 29, 2000 and certain U.S. applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our products or platform technology could have been filed by others without our knowledge. Furthermore, we operate in a highly competitive field, and given our limited resources, it is unreasonable to monitor all patent applications purporting to gain broad coverage in the areas in which we are active. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our methods, product candidates or the use of our product candidates.

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

The various markets in which we plan to operate are subject to frequent and extensive litigation regarding patents and other intellectual property rights. In addition, many companies in intellectual property-dependent industries, including those producing therapeutics to treat and potentially cure cancer, have employed intellectual property litigation as a means to gain an advantage over their competitors. As a result, we may be required to defend against claims of intellectual property infringement that may be asserted by our competitors against us and, if the outcome of any such litigation is adverse to us, it may affect our ability to compete effectively. For example, we are involved in litigation with Regeneron in which Regeneron has alleged that we are infringing U.S. Patent No. 8,502,018 (‘018 patent). The trial court has entered judgment stating that we are not infringing Regeneron’s ‘018 patent and that Regeneron’s ‘018 patent is invalid. Further, the trial court ruled and entered judgment that Regeneron’s ‘018 patent was procured through inequitable conduct and is unenforceable. Regeneron appealed all three decisions. On February 13, 2017, the United States Court of Appeals for the

Federal Circuit held oral argument on these judgments. A decision was issued on July 27, 2017, wherein the Federal Circuit affirmed the judgment of unenforceability. Regeneron filed a petition seeking rehearing and rehearing en banc, which the Federal Circuit denied on December 26, 2017. The case is currently before the trial court to adjudicate Merus’ motion to receive its attorneys’ fees and costs incurred in defending the litigation. On March 26, 2018, the trial court ruled that Merus’ motion for attorney fees, expert fees, and costs is granted. Merus must next submit a detailed explanation of those attorney fees, expert fees, and costs of such award in the following weeks. Regeneron has indicated that it may file a petition seeking review by the Supreme Court of the United States. The European counterpart of this patent, previously revoked by the European Opposition Division, was reinstated with amended claims by the Technical Board of Appeal for the European Patent Office, or EPO, after an appeal by Regeneron with an appeal before the Technical Board of Appeal pending concerning whether the description of the patent is in alignment with the claims as allowed by the Technical Board of Appeal as required by Article 84 of the European Patent Convention. Regeneron also initiated a lawsuit against us in the Netherlands which has been stayed. For further descriptions of these legal proceedings, see “Business—Legal Proceedings.”

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

We cannot assure you that we will ultimately prevail if any of this third-party intellectual property is asserted against us, or in the current U.S. or Dutch patent infringement lawsuits. Further, Regeneron has raised opposition proceedings against certain of our patents in jurisdictions including Europe, Japan and Australia, including pertaining to Merus’ patent family related to “Antibody producing non-human animals”, which concerns features of Merus’ Biclonics® technology platform. Such opposition proceedings have become increasingly common in the EU and are costly to defend. For example, an opposition to our European Patent 2147594, or the EP ‘594 patent, entitled “Antibody Producing Non-Human Mammals” was filed in the European Patent Office, or the EPO by Regeneron, as described in Part I, Item 3. “Legal Proceedings” of our Annual Report on Form 20-F for the year ended December 31, 2016 and in Note 16 to our Consolidated Financial Statements included in this report, respectively. As these proceedings continue, we cannot assure you that we will ultimately prevail in these opposition proceedings brought by Regeneron against our intellectual property.

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

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential collaborators, partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. If other entities use trademarks similar to ours in different jurisdictions, or have senior rights to ours, it could interfere with our use of our current trademarks throughout the world.

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

Among some of the other changes introduced by the AIA were changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. The AIA and its continued implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications, and the patent applications of our collaborators or licensors, and the enforcement or defense of our issued patents.

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

Periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors or collaborators fail to maintain the patents and patent applications covering our bispecific antibody candidates, our competitors might be able to enter the market, which would have an adverse effect on our business.

Use of social media could give rise to liability, breaches of data security, or reputational harm.

We and our employees use social media to communicate internally and externally. There is risk that the use of social media by us or our employees to communicate about our products or business may give rise to liability, lead to the loss of trade secrets or other intellectual property, or result in public exposure of personal information of our employees, clinical trial patients, customers, and others. Furthermore, negative posts or comments about us or our products in social media could seriously damage our reputation, brand image, and goodwill. Any of these events could have a material adverse effect on our business, prospects, operating results, and financial condition and could adversely affect the price of our Common Stock.

Our computer systems, or those used by our CROs or other contractors or consultants, may fail or suffer security breaches, which could adversely affect our business.

Despite the implementation of security measures, our computer systems and data and those of our current or future CROs or other contractors and consultants are vulnerable to compromise or damage from computer hacking, malicious software, fraudulent activity, employee misconduct, human error, telecommunication and electrical failures, natural disasters, or other cybersecurity attacks or accidents. Future acquisitions could expose us to additional cybersecurity risks and vulnerabilities from any newly acquired information technology infrastructure. Cybersecurity attacks are constantly increasing in sophistication and are made by groups and individuals with a wide range of motives (including industrial espionage) and expertise, including by organized criminal groups, “hacktivists,” nation states, and others. As a company with an increasingly global presence, our systems are subject to frequent attacks. Due to the nature of some of these attacks, there is a risk that an attack may remain undetected for a period of time. While we continue to make investments to improve the protection of data and information technology, there can be no assurance that our efforts will prevent service interruptions or security breaches.

Any cybersecurity incident could adversely affect our business, by leading to, for example, the loss of trade secrets or other intellectual property, demands for ransom or other forms of blackmail, or the unauthorized disclosure of personal or other sensitive information of our employees, clinical trial patients, customers, and others. Although to our knowledge we have not experienced any material cybersecurity incident to date, if such an event were to occur, it could seriously harm our development programs and our business operations. We could be subject to regulatory actions taken by governmental authorities, litigation under laws that protect the privacy of personal information, or other forms of legal proceedings, which could result in significant liabilities or penalties. Further, a cybersecurity incident may disrupt our business or damage our reputation, which could have a material adverse effect on our business, prospects, operating results, share price and shareholder value, and financial condition.    We could also incur substantial remediation costs, including the costs of investigating the incident, repairing or replacing damaged systems, restoring normal business operations, implementing increased cybersecurity protections, and paying increased insurance premiums.

Risks Related to Employee Matters and Managing Growth

Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel.

Our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have been instrumental for us and have substantial experience with our therapies and related technologies. These key management individuals include the members of our board of directors. For example, our founder and Chief Executive Officer, Ton Logtenberg, holds a Ph.D. in medical biology, was a professor in the Department of Immunology at Utrecht University and co-founded the Dutch biotechnology company, Crucell N.V.

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

We will continue to incur increased costs as a result of operating as a public company with limited liability (naamloze vennootschap), and our management team will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we no longer qualify as an emerging growth company, we will continue to incur significant legal, accounting and other expenses related to our operation as a public company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Global Market, or Nasdaq, and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our Board of Directors and other personnel will need to continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report by our management on our internal control over financial reporting with our Annual Report on Form 20-F. While we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To maintain compliance with Section 404, we engage in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we continue to dedicate internal resources and have engaged outside consultants and adopted a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to maintain effective internal control over financial reporting as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

We have identified material weaknesses in our internal control over financial reporting that could, if not remediated, result in material misstatements in our financial statements and cause shareholders to lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common shares.

As a public reporting company, we are subject to the rules and regulations established from time to time by the SEC and Nasdaq. These rules and regulations require, among other things, that we have, and periodically evaluate, procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to continue to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.

In addition, as a public company, we are required to document and test our internal control over financial reporting pursuant to Section 404 so that our management can certify as to the effectiveness of our internal control over financial reporting, which requires us to document and make significant changes to our internal control over financial reporting. While we are an “emerging growth company,” our independent registered public accounting firm will not be required to test the effectiveness of our internal control over financial reporting in connection with an auditor attestation pursuant to Section 404.

In its review of our internal control over financial reporting in connection with the annual audit for 2017, management has identified a material weakness associated with a lack of adequate cut-off procedures to ensure the timely recognition, measurement and classification of operating expenses and recording of certain period-end accruals. Specifically, we did not design and maintain effective internal control over the assessment of the accounting for significant contractual arrangements related to our clinical research and manufacturing agreements and the classification of operating expenses. In its review of our internal control over financial reporting in connection with the annual audit for the year ended December 31, 2016, management identified the following material weaknesses: insufficient accounting resources required to fulfill IFRS and SEC reporting requirements and the absence of comprehensive IFRS accounting policies and financial reporting procedures. As of December 31, 2017, these material weaknesses were not remediated. As a result of these material weaknesses, our management concluded that our internal control over financial reporting was not effective as of December 31, 2017. Notwithstanding these material weaknesses, our management, based on the substantial work performed, concluded that our consolidated financial statements for the periods covered by and included in this Annual Report are fairly stated in all material respects in accordance with IFRS for each of the periods presented in this Annual Report.

As described in “Item 15 Controls and Procedures,” we have taken and plan to take additional steps intended to address the underlying causes of the material weakness. There can be no assurance that any measures we take will remediate the material weaknesses identified, nor can there by any assurance as to how quickly we will be able to remediate these material weaknesses. In addition, we may encounter problems or delays in completing the implementation of these measures. If these material weaknesses are not remediated, or if other undetected material weaknesses in our internal controls exist, it could result in material misstatements in our financial statements requiring us to restate previously issued financial statements. In addition, material weaknesses, and any resulting restatements, could cause investors to lose confidence in our reported financial information, and could subject us to regulatory scrutiny and to litigation from shareholders, which could have a material adverse effect on our business and the price of our common shares.

Furthermore, the correction of any such material weaknesses, including the ones noted above, could require additional remedial measures including additional personnel, which could be costly and time-consuming. If we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our common share price and adversely affect our results of operations and financial condition. Failure to comply with the Sarbanes-Oxley Act of 2002 could potentially subject us to sanctions or investigations by the SEC, Nasdaq or other regulatory authorities, which would require additional financial and management resources.

Members of our management, members of our board of directors, and certain shareholders affiliated with members of our board of directors may be able to exercise significant control over us, and the interests of our other shareholders may conflict with the interests of our existing shareholders.

As of December 31, 2017, members of our management, our board of directors and shareholders affiliated with members of our board of directors, in the aggregate, owned approximately 20% of our common shares. Depending on the level of attendance at our general meetings of shareholders, these shareholders may be in a position to determine the outcome of decisions taken at any such general meeting. Any shareholder or group of shareholders controlling more than 50% of the share capital present and voting at our general meetings of shareholders may control any shareholder resolution requiring a simple majority, including the appointment of board members, certain decisions relating to our capital structure, the approval of certain significant corporate transactions and amendments to our Articles of Association. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our common shares.

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

Provisions of our Articles of Association or Dutch corporate law might deter acquisition bids for us that might be considered favorable and prevent or frustrate any attempt to replace or remove the then board of directors.

Provisions of our Articles of Association may make it more difficult for a third party to acquire control of us or effect a change in our board of directors. These provisions include:

•	the authorization of a class of preferred shares that may be issued to a friendly party;

•	staggered four-year terms of our board members, whereby reappointment is limited to two times;

•	a provision that our board members may only be removed by the general meeting of shareholders by a two-thirds majority of votes cast representing more than 50% of our outstanding share capital (unless the removal was proposed by the board of directors); and

•	a requirement that certain matters, including an amendment of our Articles of Association, may only be brought to our shareholders for a vote upon a proposal by our board of directors.

Our anti-takeover provision may prevent a beneficial change of control.

We adopted an anti-takeover measure pursuant to which our board of directors may, subject to Board of Directors approval but without shareholder approval, issue (or grant the right to acquire) cumulative preferred shares. We may issue an amount of cumulative preferred shares up to 100% of our issued capital immediately prior to the issuance of such cumulative preferred shares. In such event, the cumulative preferred shares (or right to acquire cumulative preferred shares) will be issued to a separate, special purpose foundation, which will be structured to operate independently of us. We have granted a right to acquire such number of cumulative preferred shares as we may issue to such special purpose foundation.

The cumulative preferred shares will be issued to the foundation for their nominal value, of which only 25% will be due upon issuance. The voting rights of our shares are based on nominal value and as we expect our shares to continue to trade substantially in excess of nominal value, cumulative preferred shares issued at nominal value can obtain significant voting power for a substantially reduced price and thus be used as a defensive measure. These cumulative preferred shares will have both a liquidation and dividend preference over our common shares and will accrue cash dividends at a fixed rate. The board may issue these cumulative preferred shares to protect us from influences that do not serve our best interests and threaten to undermine our continuity, independence and identity. These influences may include a third-party acquiring a significant percentage of our common shares, the announcement of a public offer for our common shares, other concentration of control over our common shares or any other form of pressure on us to alter our strategic policies. If the board determines to issue the cumulative preferred shares to such a foundation, the foundation’s articles of association provide that it will act to serve the best interests of us, our associated business and all parties connected to us, by opposing any influences that conflict with these interests and threaten to undermine our continuity, independence and identity. This foundation is structured to operate independently of us.

We do not expect to pay cash dividends in the foreseeable future.

We have not paid any cash dividends since our incorporation. Even if future operations lead to significant levels of distributable profits, we currently intend that any earnings will be reinvested in our business and that cash dividends will not be paid until we have an established revenue stream to support continuing cash dividends. Payment of any future dividends to shareholders will in addition effectively be at the discretion of the general meeting, upon proposal of the board of directors, which proposal is subject to the approval of the board of directors after taking into account various factors including our business prospects, cash requirements, financial performance and new product development. In addition, payment of future cash dividends may be made only if our shareholders’ equity exceeds the sum of our paid-in and called-up share capital plus the reserves required to be maintained by Dutch law or by our Articles of Association. Accordingly, investors cannot rely on cash dividend income from our common shares and any returns on an investment in our common shares will likely depend entirely upon any future appreciation in the price of our common shares.

Holders of our common shares outside the Netherlands may not be able to exercise preemptive rights.

In the event of an increase in our share capital, holders of our common shares are generally entitled under Dutch law to full preemptive rights, unless these rights are excluded either by a resolution of the general meeting of shareholders, or by a resolution of the board (if the board has been designated by the general meeting of shareholders for this purpose). Certain holders of our common shares outside the Netherlands, in particular U.S. holders of our common shares, may not be able to exercise preemptive rights unless a registration statement under the Securities Act is declared effective with respect to our common shares issuable upon exercise of such rights or an exemption from the registration requirements is available.

The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

We are a Dutch public company with limited liability (naamloze vennootschap). Our corporate affairs are governed by our Articles of Association and by the laws governing companies incorporated in the Netherlands. The rights of shareholders and the responsibilities of members of our board may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board is required by Dutch law to consider the interests of our company, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders.

We are not obligated to and do not comply with all the best practice provisions of the Dutch Corporate Governance Code. This may affect the rights of our shareholders.

We are subject to the Dutch Corporate Governance Code, or the DCGC. The DCGC contains both principles and best practice provisions for board of directors, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including Nasdaq. The principles and best practice provisions apply to our board (in relation to role and composition, conflicts of interest and independence requirements, board committees and remuneration), shareholders and the general meeting of shareholders (for example, regarding anti-takeover protection and our obligations to provide information to our shareholders) and financial reporting (such as external auditor and internal audit requirements). We do not comply with all the best practice provisions of the DCGC. As a result, the rights of our shareholders may be affected and our shareholders may not have the same level of protection as a shareholder in another Dutch public company with limited liability (naamloze vennootschap) listed in the Netherlands that fully complies with the DCGC.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under the laws of the Netherlands. Most of our assets are located outside the United States. The majority of our board members reside outside the United States. The United States and the Netherlands currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. With respect to choice of court agreements in civil or commercial matters, we note that the Hague Convention on Choice of Court Agreements entered into force for the Netherlands, but has not entered into force for the United States. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the Netherlands. In order to obtain a judgment which is enforceable in the Netherlands, the party in whose favor a final and conclusive judgment of the U.S. court has been rendered will be required to file its claim with a court of competent jurisdiction in the Netherlands. Such party may submit to the Dutch court the final judgment rendered by the U.S. court. If and to the extent that the Dutch court finds that the jurisdiction of the U.S. court has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the court of the Netherlands will, in principle, give binding effect to the judgment of the U.S. court, unless such judgment contravenes principles of public policy of the Netherlands or is irreconcilable with a judgement of a Dutch court or foreign court that is acknowledged in the Netherlands. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). As a result of the above, it may not be possible for investors to effect service of process within the United States upon us or members of our board or certain experts named herein who are residents of the Netherlands or countries other than the United States or to enforce any judgments against the same obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

We are a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders may not have the same protections afforded to shareholders of companies that are not foreign private issuers. However, we are subject to Dutch laws and regulations with regard to such matters and voluntarily furnish quarterly unaudited financial information to the SEC on Form 6-K.

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

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. If we no longer qualify as a foreign private issuer as of end of the second quarter of a fiscal year, we would be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of the start of the following fiscal year. In order to maintain our current status as a foreign private issuer, (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50 percent of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board.

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

Based on the current and anticipated value of our assets, including goodwill, and the composition of our income, assets and operations, we do not believe we were a “passive foreign investment company,” or PFIC, for the current taxable year and for our taxable year ended December 31, 2017. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service, or the IRS, will not take a contrary position. A non-U.S. company will be considered a PFIC for any taxable year if (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets generally is determined by reference to the market price of our common shares, which may fluctuate considerably. In addition, the composition of our income and assets is affected by how, and how quickly, we spend the cash we raise. If we were to be treated as a PFIC for any taxable year during which a U.S. Holder (as defined below under “Item 10.E Taxation”) holds a common share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10.E Taxation.”

Item 4 Information on the Company.

A. History and Development of the Company

We were incorporated as Merus B.V. under the laws of the Netherlands on June 16, 2003. Our principal executive offices are located at Yalelaan 62, 3584 CM Utrecht, The Netherlands. Our telephone number at the Utrecht address is +31 30 253 8800. Our website address is www.merus.nl. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

Our agent for service of process in the United States is Cogency Global Inc., whose address is 10 E. 40th Street, 10th floor, New York, New York 10016.

Our capital expenditures primarily consist of laboratory equipment and leasehold improvements. For the years ended December 31, 2017, 2016, and 2015, the amount of our principal capital expenditures was €0.7 million, €0.5 million and €0.1 million, respectively. Our current capital expenditures are distributed between the United States and Europe with most of our capital expenditures made in the Netherlands. We expect to finance our current capital expenditures from the cash flows from operating activities, proceeds of our initial public offering, our collaboration with Incyte Corporation, and our private placement closed on February 15, 2018. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. For more information on our capital expenditures, see the section of this Annual Report titled “Item 5.B.—Liquidity and Capital Resources—Capital Expenditures.”

B. Business Overview

We are a clinical-stage immuno-oncology company developing innovative bispecific antibody therapeutics. Our pipeline of full-length human bispecific antibody candidates, which we refer to as Biclonics®, are generated from our Biclonics® technology platform, which is able to generate a diverse array of antibody-heavy chains against virtually any target, paired with a common light chain. Two heavy chains paired with a common light chain can be combined to produce novel bispecific antibodies that bind a diverse array of targets and display differentiated biology. By binding to two different targets, Biclonics® can provide a variety of mechanisms of action. For example, Merus Biclonics® can be designed to simultaneously block receptors that drive tumor cell growth and survival and to mobilize the patient’s immune response by engaging T-cells and/or activating various killer cells to eradicate tumors. In our pre-clinical studies, our bispecific antibody candidates were effective in killing tumor cells, a result that we believe supports their potential efficacy in the treatment of cancer. In February 2015, we commenced a Phase 1/2 clinical trial of our most advanced bispecific antibody candidate, MCLA-128, for the treatment of HER2-expressing solid tumors. In January 2018, we dosed the first patient in a Phase 2, open-label, multi-center international clinical trial to evaluate MCLA-128 in two metastatic breast cancer, or MBC, populations including HER2-positive MBC patients and hormone receptor positive/HER2-low MBC patients. MCLA-128 is a full-length IgG bispecific antibody with enhanced antibody-dependent cellular cytotoxicity, or ADCC, targeting HER2 and HER3 receptors. MCLA-128 blocks the HER3 signaling pathway by employing a Dock & Block™ mechanism. MCLA-128 is designed to dock onto a specific region of the HER2 receptor to orientate MCLA-128’s HER3 binding arm to block HER2:HER3 heterodimerization. Oncogenic signaling through the HER3 pathway, even in the presence of high heregulin concentrations, may thus be effectively blocked. The Phase 2 clinical trial is designed to observe the activity of this HER2/HER3-targeted candidate in combination with current standards of care in areas of unmet need. Concurrently, our Phase 1/2 clinical trial evaluating single agent activity for MCLA-128 in gastric, ovarian, endometrial and non-small cell lung, or NSCL, cancers is ongoing and we anticipate defining a clinical plan for MCLA-128 in solid tumors beyond metastatic breast cancer thereafter.

In May 2016, we commenced a Phase 1 clinical trial of our second bispecific antibody candidate, MCLA-117, for the treatment of acute myeloid leukemia, or AML, and we announced the filing of the IND in the US for MCLA-117 in 2018 and its subsequent approval by the FDA. AML generally has a poor prognosis and limited progress has been made in disease outcomes despite a growing AML patient population. Clinical and pre-clinical studies suggest that treatment-resistant leukemic stem cells are a potential cause of disease relapse. MCLA-117 binds to CD3, a cell-surface molecule present on all T-cells, and to CLEC12A, a cell surface molecule present on approximately 90 to 95% of AML tumor cells and stem cells in newly diagnosed and relapsed patients. MCLA-117 is designed to recruit and activate T-cells to kill AML tumor cells and stem cells. In our pre-clinical studies, MCLA-117 killed tumor cells in blood samples of AML patients. We plan to seek orphan drug designation for MCLA-117 for the treatment of AML from the U.S. Food and Drug Administration, or FDA, and the European Medicines Agency, or EMA. We are continuing our dose escalation of the Phase 1 clinical trial for MCLA-117 in Europe and we plan to open sites for the Phase 1 trial in the United States. Safety and potential early activity data is expected in 2018. We also intend to evaluate MCLA-117 for the treatment of myelodysplastic syndrome, or MDS.

In addition to MCLA-128 and MCLA-117, we are also developing MCLA-158, a bispecific antibody candidate that is designed to bind to cancer stem cells expressing leucine-rich repeat-containing G protein-coupled receptor 5, or Lgr5, and epidermal growth factor receptors, or EGFR, for the potential treatment of colorectal cancer, and the first Clinical Trials Application, or CTA, to the European Medicines Agency, or EMA, was approved to initiate a Phase 1 clinical trial in Europe in January 2018. We have also filed an IND for MCLA-158 with the FDA in the first quarter of 2018, which received acceptance from the FDA in April 2018, and we plan to open trial sites in the U.S. in the second quarter of 2018. MCLA-158 is designed to kill cancer stem cells using two different mechanisms of action. The first mechanism of action involves blocking growth and survival pathways in tumor stem cells. The second mechanism of action involves the recruitment and enhancement of immune effector cells.

Additionally, we also have a pipeline of proprietary antibody candidates in preclinical development, including the bispecific antibody candidate MCLA-145, which is being developed in collaboration with Incyte Corporation and is designed to bind to PD-L1 and a non-disclosed second immunomodulatory target. We also have several other antibody candidates in pre-clinical development that bind to other target combinations. Each of our antibody candidates in our preclinical and clinical pipeline are designed to bind to targets believed to be useful in the treatment of cancer with an intention to establish efficacy and obtain information for submission to the FDA.

Our Biclonics® technology platform employs an array of proprietary technologies and techniques to generate bispecific human antibodies. We utilize our patented MeMo® mouse harboring a common light chain in its germline that is capable of producing an array of antibodies with diverse heavy chains that are capable of binding virtually any antigen, the information from which can then be utilized to generate bispecific antibody candidates. We also employ methods from which to efficiently screen panels of common light chain antibodies, designed to allow Merus to rapidly identify and generate Biclonics® therapeutic candidates with differentiated modes of action. The Biclonics® technology also includes use of proprietary host cells and dimerization technology useful to produce bispecific antibodies efficiently. The Biclonics® format retains the IgG format of conventional mAbs and is designed to preserve the format’s key features, including stability, long half-life and low immunogenicity, when developing our bispecific antibody candidates. We leverage industry-standard manufacturing processes and infrastructure to efficiently produce Biclonics®.

Our Strategy

Our goal is to become a leading immuno-oncology company developing innovative bispecific antibodies to treat and potentially cure various types of cancer. Our business strategy comprises the following components:

•	Successfully develop our most advanced bispecific antibody candidate, MCLA-128, for the treatment of solid tumors. We are developing MCLA-128 for the treatment of patients with HER2-expressing and other solid tumors, including breast, ovarian, endometrial, gastric and non-small cell lung cancer. We commenced a Phase 1/2 clinical trial of MCLA-128 in Europe in February 2015. In the dose escalation phase of the trial, the recommended dose of MCLA-128 was established. In this ongoing study, preliminary data showed that MCLA-128 is well tolerated with a very good safety profile. Preliminary efficacy data suggests consistent antitumor activity in heavily pretreated metastatic breast cancer patients progressing on HER2 therapies. In January 2018, we commenced a combination Phase 2 clinical trial in the United States for MCLA-128. We believe that if MCLA-128 is successfully developed and obtains regulatory approval, it has the potential to address disease-specific challenges that are not currently being met by existing therapies.

•	Successfully develop our second most advanced bispecific antibody candidate, MCLA-117, for the treatment of AML. We are developing MCLA-117 for the treatment of patients with AML. We commenced a Phase 1 clinical trial of MCLA-117 in Europe in May 2016 for the treatment of patients with AML to assess its safety, tolerability and anti-tumor activity and filed an IND in the US in January 2018, for which we obtained acceptance by the FDA in February 2018. We are continuing our dose escalation of the Phase 1 clinical trial for MCLA-117 in Europe and we plan to open sites for the Phase I clinical trial in the United States. Safety and potential early activity data is expected in 2018. If the results of this clinical trial are favorable, we plan to seek orphan drug designation from the FDA and the EMA for MCLA-117 for the treatment of AML. We believe that if MCLA-117 is successfully developed and obtains regulatory approval, it has the potential to transform the treatment of AML. We also intend to evaluate MCLA-117 for the treatment of MDS.

•

Successfully develop our third bispecific antibody candidate, MCLA-158, for the treatment of metastatic colorectal cancer and other solid tumors. We are developing MCLA-158 with an initial focus on the treatment of metastatic colorectal cancer. MCLA-158 has received approval of a CTA in several European countries for the potential treatment of metastatic colorectal cancer, including patients with the RAS-mutation, which represent a substantial unmet need. We expect to dose the first patient in the second quarter of 2018. We have also filed an IND for MCLA-158 with the U.S. FDA in the first quarter of 2018, which received acceptance from the FDA in April, 2018, and we plan to open trial sites in the U.S. in the second quarter of 2018. MCLA-158 is an ADCC-enhanced Biclonics® designed to bind to cancer stem cells expressing leucine-rich repeat-containing G protein-coupled receptor 5, or Lgr5, and epidermal growth factor receptors, or EGFR. We believe that if MCLA-158 is successfully developed and obtains regulatory approval, it has the potential to address and transform the treatment of metastatic colorectal cancer and other solid tumors.

•	Accelerate the internal discovery and development of additional immunotherapeutic antibody candidates. We believe we are well positioned to expand our pipeline of Biclonics® for the treatment of other forms of cancer. Our platform employs our proprietary common light chain transgenic MeMo® for the production of diverse human heavy chains that can be paired to generate bispecific antibodies, coupled with our Spleen to ScreenTM technology that is designed to allow us to rapidly identify and generate Biclonics® therapeutic candidates with differentiated modes of action that have the potential to kill tumor cells with high potency. We are conducting pre-clinical studies of MCLA-145 in collaboration with Incyte, as well as an array of proprietary preclinical candidates binding to other target combinations that are the subject of our internal programs.

•	Seek strategic collaborative relationships. We intend to continue to seek strategic collaborations to facilitate the capital-efficient development of our Biclonics® technology platform and to identify potential target combinations in immuno-oncology and other therapeutic areas. We have entered into collaborations with Incyte, ONO Pharmaceutical Co., Ltd., and Simcere Pharmaceutical Group, to develop bispecific antibody candidates based on our Biclonics® technology platform and plan to work with other collaborators to validate and expand the use of our Biclonics® platform and the development of bispecific antibody candidates. We believe these collaborations could potentially provide significant funding to advance our bispecific antibody candidate pipeline while allowing us to benefit from the development expertise of our collaborators.

Our Product Pipeline

We intend to use our technology platform to develop Biclonics® for the treatment of various types of cancer. The following table summarizes our bispecific antibody candidate pipeline:

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

Immunotherapy is a new class of cancer treatment that works to harness the intrinsic powers of the immune system to fight tumor cells. There are a number of immunotherapies that engage various aspects of the immune system, for example: (1) monoclonal antibodies with enhanced ADCC, (2) bispecific T-cell engaging molecules, (3) immunomodulatory monoclonal antibodies and (4) CAR-T and TCR therapies. While these therapies vary in mechanism of action, they rely on specific components of the innate or adaptive immune system to kill tumor cells or counteract signals produced by cancer cells that suppress immune responses. The potential of immunotherapeutic approaches is best demonstrated by the long durable remissions, exceeding 10 years, observed after checkpoint inhibitor treatment in a subset of patients with advanced melanoma. More recent evidence from clinical trials suggests that a growing list of cancers will respond to checkpoint inhibitors.

Monoclonal Antibodies with Enhanced ADCC. Monoclonal antibodies bind to a single target expressed by tumor cells and have been modified to more efficiently attract immune effector cells, such as NK cells and macrophages, to effectively kill tumor cells. Several mAbs with enhanced ADCC for the treatment of solid and leukemic tumors have yielded promising results in clinical trials.

By binding to a single target, mAbs with enhanced ADCC depend on the varying levels of expression of that target on the tumor and normal tissues to leverage the advantage of enhanced tumor cell-killing while minimizing toxicity. Ideal targets for antibodies would be solely expressed by the diseased cell and not by normal cells. Unfortunately, many of these targets are also expressed by healthy tissues. By binding to a single target, mAbs with enhanced ADCC potentially can induce autoimmune toxicity, so-called “on-target, off-tumor” toxicity.

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

Most T-cell engaging molecules in development are currently based on antibody fragments connected by a flexible linker and, unlike Biclonics®, do not utilize the advantages of the full-length IgG format. These molecules may have shorter half-lives than conventional mAbs, which could require continuous infusion of the molecule or could pose manufacturing and immunogenicity challenges.

Immunomodulatory mAbs. Immunotherapeutic strategies have been shown in clinical trials to increase the ability of the immune system to recognize and eradicate tumor cells. Among these treatment strategies, immunomodulatory mAbs that enhance the function of T-cells have achieved noteworthy results for multiple types of cancers. Immunomodulatory mAbs that bind to molecules involved in T-cell inhibition are called checkpoint inhibitors because they block normally negative regulators of T-cell immunity. These checkpoint inhibitors target molecules such as the cytotoxic T-lymphocyte antigen 4, or CTLA-4, and PD-1. Additionally, immunomodulatory mAbs that bind to co-stimulatory molecules involved in T-cell activation, such as the tumor necrosis factor receptors OX40 and CD137, have shown tumor cell-killing activity in pre-clinical animal models of cancer and are currently being evaluated in early-stage clinical trials. Combinations of immunomodulatory mAbs have been observed to enhance the anti-cancer response in pre-clinical studies and in clinical trials of patients with various tumor types, but have also been observed to result in more pronounced toxicities. We believe that Biclonics® have the potential to capture the benefits of combinations of immunomodulatory mAbs, combined with more specific targeting to tumor-specific T-cells and tumor cells, thereby potentially diminishing the toxic side effects and providing a cost-effective two-in-one therapeutic for the treatment of cancer patients.

CAR-T and TCR Therapies. T-cells recognize diseased cells by receptors engaging with antigens that are present on cancer cells. CAR-T therapy entails genetically engineering T-cells to express synthetic chimeric

Program targets indication/drug combination pre- IND/CTA Phase 1 Phase 2 partner Merus rights MCLA-128 HER2,HER3 Breast (HER2+)+Herceptin + chemo worldwide Breast (ER+) + hormone therapy worldwide Solid tumors (monotherapy)* worldwide MCLA-117 CD3,CLEC12A AML worldwide MCLA-158 EGFR,Lgr5 Colorectal Cancer worldwide MCLA-145 PD-L1,undiscl Solid tumors Incyte Corp. US Undisclosed Autoimmune disease Ono Pharm. Roytalies on Net Sales antigen receptors, or CARs, that direct T-cells to antigens on the surface of cancer cells. The T-cell receptor, or TCR, modifies T-cells to express high-affinity tumor specific TCRs that recognize intra-cellular antigens present on the surface of target cells. In clinical trials, CAR-T and TCR therapies have been observed to have anti-tumor activity in a narrow spectrum of hematologic cancers.

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

In both conventional mAbs and IgG bispecific antibodies, the Fc region can bind to Fc receptors present on effector cells. This binding results in the recruitment and activation of immune effector cells and amplifies the immune system’s response to antigens bound by the variable region of the antibody. This process is called ADCC. The Fc region can be modified to enhance ADCC so as to generate a more potent immune response against a particular target.

Our Biclonics® Platform

We have a pipeline of Biclonics® generated from our patented technology platform. Our platform enables the rapid identification of immunotherapeutics with the potential to produce tumor cell-killing activity and/or to modulate the tumor microenvironment to promote more effective anti-tumor immune responses, and allows for the flexible and rapid generation of Biclonics® against any particular target pair.

By binding to two different targets, Biclonics® can be designed to block receptors that drive tumor cell growth and survival and to mobilize the patient’s immune response by activating various killer cells to eradicate tumors. We believe our Biclonics® platform allows us to approach cancer treatment through multiple modes of action:

•	Blocking combinations of growth factor receptors that drive tumor cell growth and relapse while simultaneously recruiting immune effector cells through enhanced ADCC. Biclonics® may be generated for various combinations of growth factor receptors that play a role in tumors with different molecular profiles, while a modification in the Fc region of the Biclonics® facilitates the enhanced recruitment of immune effector cells, such as NK cells and macrophages, to directly kill tumor cells through ADCC.

•	Activating T-cells to kill tumor cells by binding to CD3 expressed on T-cells and a tumor-associated target. CD3 is a cell-surface molecule present on all T-cells. We create Biclonics® that are designed to simultaneously bind to CD3 and a tumor-associated target, which allows for T-cell recruitment and engagement to selectively kill tumor cells.

•	Blocking two checkpoint inhibitory pathways for more efficient T-cell activation. Cancer cells are able to block the tumor-killing function of T-cells through the expression of inhibitory molecules. Scientific research has shown that combinations of mAbs are more potent than single mAbs when used against these inhibitory molecules to unblock and revive this mechanism of T-cells which kills tumor cell targets. Biclonics® can be designed to prevent the blocking of T-cells by cancer cells while retaining the advantages of specific targeting in the tumor environment.

•	Achieving a Dock and BlockTM mechanism of action to favorably impact hard-to-target receptors that can may drive tumor growth or escape. Biclonics® are designed to be capable of binding a tumor associated target prevalent on cancer cells, which then permits the other arm of the Biclonics® to be proximate to bind and block, lesser expressed targets that have ligand or enzymatic functions that may tend to drive tumor growth or escape.

•	Blocking a checkpoint inhibitory pathway while simultaneously providing a co-stimulatory signal for more efficient activation of T-cells. In addition to being blocked by inhibitory molecules, tumor specific T-cells may simultaneously require an activation signal to engage in tumor cell-killing. Biclonics can be designed to concurrently alleviate the blocking of T-cells and deliver the signals required to activate the killing potential of T-cells.

•	Simultaneously targeting a growth factor receptor expressed by tumor cells and an immunomodulatory molecule involved in blocking tumor-specific T-cells. Growth factor receptors like epidermal growth factor receptors, or EGFR, and HER2 are expressed on many tumors. Biclonics can be designed to target such growth factor receptors while delivering an activation signal or de-blocking signal to T-cells.

Our process to select lead Biclonics® for clinical development takes approximately 12 months and is illustrated below. We use our patented MeMo® and Spleen to ScreenTM human antibody generation and Biclonics® production technologies to rapidly build large collections of Biclonics® directed against particular target pairs. We then test these collections in cell-based functional assays to identify Biclonics® that have differentiated modes of action. We select the most potent or efficacious Biclonics® and evaluate them in multiple in vitro and in vivo assays to identify lead candidates for clinical development.

Selection of Lead Biclonics®

Our Biclonics® technology platform includes the following:

•	Human antibody generation. Our platform for generating human antibodies is comprised of transgenic mice, which we refer to as MeMo®, which harbors a common light chain in its germline. The antibody sequence information obtained from MeMo® can be used to generate human antibodies and phage display for the generation of panels of common light chain human mAbs. MeMo® harnesses the power of the in vivo immune system to yield human antibodies with high potency, specificity, solubility and low immunogenicity. Using this technology, we produce large and diverse panels of high-affinity antibodies against a broad variety of targets. We believe this approach enhances the discovery and development of high-quality human antibodies that, through the common light chain, generates sequences that are ready to be converted into the Biclonics® format.

•	The full-length Immunoglobulin G format. The Biclonics® format retains several of the favorable attributes of conventional human IgG mAbs, including their stability and predictability during manufacturing as well as their long half-life and low immunogenicity during treatment of patients. Biclonics® consist of two different heavy chains that need to stably form, or heterodimerize, inside a manufacturing cell line. Using Merus’ patented technology, we insert amino acids with opposite charges in each of these heavy chains to efficiently drive this process. The use of a single, or common, light chain in our human Biclonics® antibodies is designed to have the heavy chains pair with the correct, common light chain to form functional antigen binding regions. The combination of these approaches prevents the need for additional, more artificial techniques, such as the use of linkers or chemical reactions, to force the pairing of different parts of the bispecific antibody. The resulting Biclonics® are bispecific heterodimeric IgG antibodies that closely mimic IgG antibodies that are produced naturally by the immune system.

The Biclonics® format also permits us to make modifications to the Fc region of the IgG antibody in order to enhance or limit effector functions associated with this part of the molecule. This strategy has been successfully executed with conventional therapeutic mAbs. In order to enhance efficacy and promote immunotherapeutic activity, we can use genetically altered cell lines used in production to generate Biclonics® that are enhanced for ADCC, resulting in the improved ability to recruit NK cells and macrophages. This ADCC enhancement has been made to our most advanced bispecific antibody candidate, MCLA-128, and another of our antibody candidates, MCLA-158. In order to improve safety and tolerability, we can modify our Biclonics® to prevent the excessive release of signaling proteins called cytokines, which can overstimulate the immune system. This process is called Fc-silencing as it blocks the ability of our Biclonics® to bind to certain protein receptors on cells, known as Fc receptors, which are associated with cytokine release. We utilize Fc silencing in the design of our bispecific antibody candidate, MCLA-117.

•	High-throughput functional screening. Merus employs its Spleen to ScreenTM technology to rapidly screen panels of target-specific common light chain antibodies. Subsequently, DNA constructs are generated and introduced into mammalian cells that encode panels of target-specific human antibodies. The common light chain format and modified Fc region of the IgG antibody ensure the secretion of virtually pure Biclonics® into the cell culture medium. The medium of thousands of cell cultures is harvested and individually used in cell- and tissue-based functional assays to permit the identification of Biclonics® with differentiated modes of action.

For example, the chart below shows the results of a pre-clinical study in which 495 different Biclonics targeting HER2 and HER3 were functionally screened against tumor cell samples, with and without heregulin present. Of the antibody candidates depicted in the chart, 40 exhibited superior inhibition of cell growth compared to trastuzumab, a drug commonly prescribed for the treatment of breast cancer, and were selected in the process leading to identification of MCLA-128.

Benefits of Biclonics®

We believe our Biclonics® technology platform provides the following benefits:

•	Rapid generation of human IgG antibodies having diversity at the heavy chain targeting an array of antigens, that ready to be paired to produce our Biclonics®, bispecific antibodies. Use of our patented MeMo®, Spleen to ScreenTM, and Fc modification technologies, permits us to rapidly generate bispecific antibodies capable of targeting an array of antigen combinations.

•	Biclonics® are stable, bispecific, full-length human IgG antibodies with no linkers or fusion proteins. Biclonics® retain the IgG format of antibodies that are produced naturally by the immune system. Additionally, in contrast to many other bispecific antibody formats, Biclonics® do not require linkers to force the correct pairing of heavy and light chains or exploit fusion proteins to add functionality to the molecule. These qualities minimize time-consuming engineering efforts and allow us to create Biclonics® with predictable behavior during pre-clinical development.

•	Biclonics® preserve the stability, behavior and adaptability of normal IgG antibodies. Biclonics® are based on the robust and commonly used IgG format to yield the favorable in vivo qualities associated with conventional mAbs, such as stability, long half-life and low immunogenicity. As a result, our

Selection of Lead Biclonics Human Antibody Generation Biclonics Production (lgG Format) High-Throughput Functional Screening Select Lead Biclonics McMo transgenic mice Phage display Common light chain human mAbs Full length lgG format >99% pure Biclonics with Fc-Silencing and enhanced ADCC Large collections of Biclonics for “in format” functional screens Rapid in vitro functional screening in cell-based assays identifies a small number of Biclonics with superior functional activity Expression of lead variants for functional/ biophysical / potency / stability / specificity analysis

Biclonics® format provides attractive options for dosage schedules and methods of administration, rendering them compatible with multiple modes of action for the efficient killing of tumor cells. Further, the IgG format allows us to apply previously established technologies to further optimize our Biclonics® for therapeutic use.

•	Biclonics® can be reliably manufactured with high yields. Because our Biclonics® retain the IgG format of antibodies, our Biclonics® are manufactured using the large-scale industry-standard processes that are also used for the production of conventional mAbs, and the yields of Biclonics® we obtain are comparable to those of normal IgG antibodies. In stable cell lines, we are able to obtain over 90% of bispecific antibody formation using these processes and the IgG-based purification process results in up to greater than 98% purity for our Biclonics®.

•	Our Biclonics® technology platform allows for functional evaluation of Biclonics® in the relevant therapeutic format leading to the discovery of therapeutic candidates with differentiated properties. Our Biclonics® technology platform enables rapid functional screening of large collections of bispecific antibodies which allows us to identify lead candidates with multiple mechanisms of action that have the potential to effectively kill tumor cells with high potency. This is an important step in the identification of lead bispecific antibody candidates with functionalities that compare favorably against other forms of immunotherapeutics, such as conventional mAbs as well as their combinations.

Our Bispecific Antibody Candidate Portfolio

Our most advanced bispecific antibody candidate, MCLA-128, commenced a Phase 2 clinical trial for the treatment of patients with MBC in January 2018, while our Phase 1/2 study of MCLA-128 in gastric, ovarian, endometrial, and non-small cell lung cancers is ongoing. Additionally, we commenced a Phase 1 clinical trial of our second bispecific antibody candidate, MCLA-117, for the treatment of patients with AML in May 2016, and filed an IND for MCLA-117 in January 2017. We plan to initiate a Phase 1 clinical trial of MCLA-158, focused on metastatic colorectal cancer, for which we have received CTA approvals in several European countries. In addition, we have several other bispecific antibody candidates in pre-clinical development, including MCLA-145, which binds PD-L1 and an undisclosed target, which we are collaborating with Incyte, among other preclinical candidates in various stages of development.

MCLA-128

MCLA-128 is an ADCC-enhanced Biclonics® that is designed to dock on HER2 to effectively block the HER3 signaling pathway. HER3-mediated inherent and acquired resistance to HER2-targeted therapies has been implicated in various solid tumors, including breast, gastric, ovarian, endometrial and non-small cell lung cancer tumor cells. The scientific rationale for targeting HER2, or human epidermal growth factor receptor 2, and HER3, or human epidermal growth factor receptor 3, is that HER2 is amplified in many solid tumors and is associated with poor prognosis and the activation of HER3 causes cancer cells to be or to become resistant to treatment. On the surface of tumor cells, HER2 preferably pairs, or dimerizes, with HER3, and the resulting pair drives malignant progression of HER2-expressing cancer cells. Heregulin, which is the ligand for HER3, causes cancer cells to grow and become resistant to treatment with HER2-targeted therapies.

We have designed MCLA-128 to overcome the inherent and acquired resistance of tumor cells using two different mechanisms. The first mechanism blocks growth and survival pathways to stop tumor expansion, while preventing tumor cells from escaping through activation of the HER3/heregulin pathway. The second mechanism, enhanced ADCC, involves the recruitment and enhancement of immune effector cells, such as NK cells and macrophages, to directly kill the tumor through a modification of the Fc region. This dual mechanism of action is illustrated in the graphic below. MCLA-128 blocks the HER3 signaling pathway by employing a Dock & Block™ mechanism. MCLA-128 is designed to dock onto a specific region of the HER2 receptor to orientate MCLA-128’s HER3 binding arm to block HER2:HER3 heterodimerization. Oncogenic signaling

Functional Screening of a Large HER2Xher3 Biclonics Collection

through the HER3 pathway, even in the presence of high heregulin concentrations, may thus be effectively blocked.

MCLA-128 Mechanism of Action

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

HER2-Amplified Cell Line Stimulated with Heregulin

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

HIGH AFFINITY FcyR expressing cells (Herceptin responders) Low affinity FcyR expressing cells (Herceptin non-responders)

Analysis of tumors taken from mice at day 21 showed that HER3 signaling was effectively blocked when treated with MCLA-128 whereas no effect was observed with the combination of Herceptin and Perjeta. Pre-clinical studies have been conducted to evaluate whether tumor suppression can be sustained by continuing treatment over the 60-day observation period. The result was that tumor suppression was not sustained. However, a higher percentage (60%) of mice treated with MCLA-128 survived beyond 60 days than mice receiving either the vehicle or the combination of Herceptin and Perjeta. This result is illustrated in the chart below.

Clinical Development of MCLA-128

In February 2015, we commenced an open-label Phase 1/2 clinical trial of MCLA-128 in Europe for the treatment of HER2-expressing solid tumors. The first part of the trial, the dose escalation phase, is complete. In Part 1 of this trial, MCLA-128 was well-tolerated up to the highest tested dose of 900 mg and we observed a favorable safety profile and early positive data of efficacy. No dose limiting toxicities were observed. The cumulative safety and available pharmacokinetic, or PK, data, along with the aid of a PK simulation study, were used to support a recommended dose for a Phase 2 clinical trial of 750 mg, administered over 120 minutes, which we are using in Part 2 of this trial. The Part 2 is ongoing, and is designed to further study the safety, tolerability and clinical efficacy of MCLA-128 in patients with solid tumors that are relapsed or refractory to available standard treatment or for whom no curative therapy is available.

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

As of April 23, 2018, we have enrolled a total of 130 patients in the trial, including 28 patients in Part 1 and 102 in Part 2. In this ongoing study, preliminary data has shown that MCLA-128 is well tolerated. The most frequent adverse events observed have been infusion related reactions, which were mild or moderate in severity and well managed with premedication or symptomatic medication. No severe GI events or symptomatic cardiac events have been reported.

MCLA-128: Reduction in Tumor Size

The Phase 2 portion of the study is ongoing and designed to explore selected metastatic indications including breast, endometrial, ovarian, gastric and non-small cell lung cancers. In May 2017, we announced the results of our first-in-human Phase 1/2 study of MCLA-128 in solid tumors, including final Phase 1 data and promising preliminary activity in patients with HER2-positive MBC from the Phase 2 portion of the trial.

As part of the ongoing study, a cohort of 11 HER2-positive MBC patients has been treated with single agent MCLA-128 (9 patients at RP2D and two patients at 480 mg q3 weeks from part 1). These MBC patients were all heavily pretreated, having received a median of 6 prior lines of metastatic therapy, all having 2-5 prior HER2 inhibitor therapies, and some of the patients with outright disease progression to the last line of therapy. One MBC patient achieved a confirmed partial response (>8+ months) and 7 had stable disease (including 4 sustained stabilizations lasting greater than 5 months). The clinical benefit rate (complete and partial responses plus stable disease lasting at least 12 weeks) among the cohort of MBC patients was 64% or 7 of 11 patients. We believe the antitumor activity reported as single agent and extensive preclinical evidence support further development of MCLA-128 in combination in MBC.

In January 2018, we commenced a Phase 2, open-label, multi-center international clinical trial to evaluate MCLA-128 in two MBC populations including HER2-positive MBC patients and hormone receptor positive/HER2-low MBC patients. The MCLA-128 Phase 2 clinical trial is expected to enroll approximately 120 patients in total across the United States and Europe. The first cohort, HER2-positive MBC patients who are progressing on anti-HER2 therapies including trastuzumab, pertuzumab and TDM-1, will receive MCLA-128 in combination with trastuzumab and chemotherapy. The second cohort, MBC patients with confirmed hormone receptor positive status and HER2-low (immuno-histo-chemistry (IHC) HER2 1+ or 2+ and fluorescent in-situ hybridization (FISH) negative for HER2 amplification) who are progressing on hormone therapies and CDK4/6 inhibitors, will receive MCLA-128 in combination with endocrine therapy. The primary endpoint for both cohorts is the clinical benefit rate at 24 weeks.

MCLA-117

MCLA-117 for AML

MCLA-117 is a Biclonics® that is designed to bind to CD3, a cell-surface molecule present on all T-cells, and to CLEC12A, a cell surface molecule present on AML tumor cells and stem cells. CLEC12A is not found on normal blood stem cells nor on cells that give rise to red blood cells and platelets nor is it present on other non-hematopoietic cells in the body. This is in contrast to the expression patterns of CD123 and CD33, which are present on normal blood stem cells, and in the case of CD33, also the cells that give rise to red blood cells and platelets. Both CD123 and CD33 are being explored by others as targets for AML therapy. We believe that the expression pattern of CLEC12A makes it an attractive and differentiated molecule for targeted therapy in cancer patients. Moreover, CLEC12A is expressed on approximately 90 to 95% of newly diagnosed and relapsed cases of AML, and we believe that many patients with AML could potentially benefit from treatment with MCLA-117.

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

MCLA-128: Survival After 60 Days

MCLA-117 Mechanism of Action

Unlike some other bispecific antibody formats, the full-length IgG format of MCLA-117 and its associated longer half-life is designed to keep it from having to be administered through continuous infusion using infusion pumps. In addition, through Fc-silencing, MCLA-117 is designed to avoid binding to Fc receptors present on macrophages and other blood cells that could result in toxicity.

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

As shown in the figure below, treatment of an AML patient’s blood samples with MCLA-117 resulted in the efficient killing of AML tumor cells in our pre-clinical studies. An unmanipulated primary blood sample containing both CLEC12A positive patient tumor cells and T-cells was cultured for 10 days with either a dosage of 1,000 ng/ml of MCLA-117 or a dosage of a control Biclonics® that does not bind to CLEC12A but retains CD3 binding activity. On day 10, the percentage of AML tumor cells in the culture dish dosed with MCLA-117 had decreased from 93% to 1% while the proportion of T-cells had increased from 5% to 95%, indicating that CD3 positive T-cells had been effectively activated to proliferate, engage and kill the AML tumor cells by MCLA-117. In contrast, the percentage of AML tumor cells in the culture dish dosed with a control Biclonics had slightly decreased from 93% to 81% while the proportion of T-cells had only increased from 5% to 16%, indicating that binding to CLEC12A by MCLA-117 was required to result in the efficient killing of AML tumor cells.

We commenced a Phase 1 clinical trial in Europe of MCLA-117 in May 2016 for the treatment of patients with AML to assess its safety, tolerability and anti-tumor activity. The study is designed to enroll adult patients with all AML subtypes. Patients with relapsed or refractory disease and newly diagnosed, untreated AML patients who are older than 65 years and are usually not eligible as candidates for intensive or conventional approved treatments would all be eligible for enrollment in the trial. We expect to enroll approximately 50 patients in this trial.

The primary endpoint of the Phase 1 trial is the assessment of the safety and tolerability of MCLA-117 in order to determine the maximum tolerated dose and frequency of administration.

In January of 2018, we submitted an IND application to the FDA for MCLA-117 for the potential treatment of AML, which was accepted by the FDA in February 2018. We are continuing our dose escalation of the Phase 1 clinical trial for MCLA-117 in Europe and we plan to open sites for the Phase 1 trial in the United States. Safety and potential early activity data is expected in 2018.

If the results of the clinical trial are favorable, we believe MCLA-117 may qualify for orphan drug designation in the United States and in Europe for the treatment of AML, and we plan to seek orphan drug designation from the FDA and the EMA for the treatment of AML.

MCLA-117 for MDS

We also intend to evaluate MCLA-117 for the treatment of MDS. MDS is a disease that occurs when the blood-forming cells in the bone marrow lose the ability to develop normally. Patients with MDS have lower numbers of one or more types of cells in the blood such as red blood cells and platelets and are at higher risk to develop AML. Similar to AML, we believe that the expression pattern of CLEC12A makes it an attractive and differentiated molecule for targeted therapy in patients with MDS. CLEC12A is expressed on approximately 89% of patients with MDS, and we believe that many patients with MDS could potentially benefit from treatment with MCLA-117.

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

In our pre-clinical studies, we used our proprietary technology combined with high content imaging to identify MCLA-158 after screening more than 500 bispecific antibodies for activity in more than 20 patient-derived colorectal cancer organoids. Organoids are cell cultures based on cancer cells from patients that mimic the physiology of tumor growth and depend on the presence of cancer stem cells for their maintenance. In our pre-clinical studies, MCLA-158 was significantly more potent than an EGFR-targeting mAb, cetuximab, in inhibiting the growth of patient-derived colorectal cancer organoids. In our ex-vivo organoid studies, MCLA-158 selectively blocked the ability of colorectal cancer organoids to regrow after serial passaging, suggesting that MCLA-158 has the potential to eliminate stem cells in vitro.

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

We plan to continue to conduct pre-clinical studies on MCLA-158.

We have received approval of CTAs in several European countries for MCLA-158 for the potential treatment of metastatic colorectal cancer, including patients with the RAS-mutation, which represent a substantial unmet need. We expect to dose the first patient in the second quarter of 2018. We filed an IND for MCLA-158 with the U.S. FDA in the first quarter of 2018, which received acceptance from the FDA in April, 2018, and we plan to open trial sites in the U.S. in the second quarter of 2018.

Other Bispecific Antibody Candidates

MCLA-145

MCLA-145 is a Biclonics® that is designed to bind to PD-L1 and a second immunomodulatory target. MCLA-145 is designed to enhance the activation of tumor specific tumor infiltrating lymphocytes. MCLA-145 is being developed under our collaboration with Incyte Corporation.

MCLA-117 Mediated Killing of AML TUMOR Cells and T-Cells

Pre-Clinical Discovery Programs

We intend to leverage our Biclonics® technology platform to identify multiple additional antibody candidates and advance them to clinical development. Each of these antibody candidates are designed to bind to targets believed to be useful in the treatment of cancer with an intention to establish efficacy and obtain information for submission to the FDA. Our current focus is on a number of immunotherapeutic targets and pathways that have demonstrated promising tumor killing ability in early-stage clinical trials and scientific literature. Using our platform, we will continue to evaluate new targets and combinations to identify potential candidates with the highest immunotherapeutic potential and select those candidates to be advanced into clinical trials.

Collaboration Agreements

As part of our business strategy, we intend to continue to seek research collaborations in order to derive further value from our Biclonics® platform and more fully exploit its potential.

Incyte Corporation

We have entered into a collaboration and license agreement, or the Collaboration Agreement, with Incyte Corporation, or Incyte. Under the terms of the Collaboration Agreement, we and Incyte have agreed to collaborate with respect to the research, discovery and development of bispecific antibodies utilizing our proprietary bispecific technology platform. The collaboration encompasses up to 11 independent programs, including some of our current preclinical immuno-oncology discovery programs. For one of the current preclinical programs, concerning MCLA-145, we retain the exclusive right to develop and commercialize products and product candidates in the United States, while Incyte has the exclusive right to develop and commercialize products and product candidates arising from such program outside the United States. For MCLA-145, we and Incyte will conduct and share equally the costs of mutually agreed global development activities and will be solely responsible for independent development activities in our respective territories. We have the option to co-fund development of products arising from one specified program, and subject to certain conditions, to a second specified program, in each case exchange for a share of profits in the United States, as well as the right to participate in a specified proportion of detailing activities in the United States for one of such programs. In addition, if MCLA-145 fails to complete IND-enabling toxicology studies successfully, we will be granted an additional option to co-fund development of a specified program other than MCLA-145 in exchange for a share of profits in the United States. If we exercise our co-funding option for a program, we would be responsible for funding 35% of the associated future global development costs and, for certain of such programs, would be responsible for reimbursing Incyte for certain development costs incurred prior to the option exercise. All products as to which we have exercised our option to co-fund development would be subject to joint development plans and overseen by a joint development committee, with Incyte having final determination as to such plans in cases of dispute.

For each program other than MCLA-145, where we have not elected to co-fund development or where we do not have such a co-funding option, Incyte is solely responsible for all costs of global development and commercialization activities. We retain the rights to our bispecific technology platform as well as clinical and pre-clinical candidates and future programs emerging from our platform that are outside the scope of the Collaboration Agreement.

In January 2017, upon the Collaboration Agreement becoming effective, Incyte made an upfront non-refundable payment to us of $120 million for the rights granted under the Collaboration Agreement. For each program as to which we do not have commercialization or co-development rights, we are eligible to receive up to $100 million in future contingent development and regulatory milestones and up to $250 million in commercialization milestones, as well as tiered royalties ranging from 6% to 10% of global net sales. For each program as to which we have exercised our option to co-fund development, we are eligible to receive a 50%

share of profits (or sustain 50% of any losses) in the United States and tiered royalties ranging from 6% to 10% of net sales of products outside of the United States. If we opt to cease co-funding a program as to which we exercised our co-development option, then we will no longer receive a share of profits in the United States but will be eligible to receive the same milestones from the co-funding termination date and the same tiered royalties described above with respect to non-co-developed programs and, depending on the stage at which we choose to cease co-funding development costs, additional royalties ranging up to 4% of net sales in the United States. For MCLA-145, for which we retain all commercial rights in the United States, we and Incyte are each eligible to receive tiered royalties on net sales in the other’s territory at rates ranging from 6% to 10%.

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

ONO Pharmaceutical

In April 2014, we entered into a strategic research and license agreement with ONO, under which we granted ONO an exclusive, worldwide, royalty-bearing license to research, test, make, use and market a limited set of bispecific antibody candidates, if approved, based on our Biclonics® technology platform, directed to two undisclosed targets.

ONO paid us a non-refundable upfront fee of €1.0 million, and we are eligible to receive up to an aggregate of €34.0 million in milestone payments upon achievement of specified research and clinical development milestones. To date, we have achieved three of the specified pre-clinical milestones under this research and license agreement and have received an aggregate of €1.8 million in milestone payments. For products commercialized under this agreement, if any, we are also eligible to receive a mid-single digit royalty on net sales. For a designated period, which may include limited time periods following termination of this agreement, in certain circumstances we and our affiliates are prohibited from researching, developing or commercializing bispecific antibodies against the undisclosed target combination that are the subject of this agreement. ONO also provides funding for our research and development activities under an agreed-upon plan. This research and license agreement will expire after all milestone payments have been received and all related patent rights have expired, unless terminated earlier. ONO has the right to terminate this agreement at any time for any reason, with or without cause. The licenses granted to ONO may convert to royalty-free, fully-paid, perpetual licenses if ONO terminates the agreement for uncured material breach.

On March 14, 2018, we entered into a second contract research and license agreement with ONO. Pursuant to an exclusive option granted to ONO in a prior agreement executed in April 2014, ONO exercised its option to enter into the March 2018 agreement. We granted ONO an exclusive, worldwide, royalty-bearing license, with the right to sublicense, research, test, make, use and market bispecific antibody candidates based on our Biclonics® technology platform against two undisclosed targets directed to a particular undisclosed target combination. ONO identifies and selects the licensed bispecific antibodies for which it is responsible for conducting further non-clinical and clinical development activities for such licensed bispecific antibodies and pharmaceutical products containing such antibodies, including manufacture and process development. ONO controls and has exclusive rights over the worldwide commercialization of any approved products, including worldwide supply, and is solely responsible for all costs and expenses related to commercialization. ONO has agreed to fund our research and development activities and be responsible for the payment of all costs and expenses for its own research and development activities, which are set out in a mutually agreed upon research plan. We retain all rights to use and commercialize any antibodies that are generated under the collaborative research program, excluding the up to five lead and/or selected antibodies against the targets ONO is pursuing, provided that the use and commercialization is not with respect to the particular target combination.

ONO has agreed to pay an upfront non-refundable payment of €700,000 for the rights granted and we are also eligible to receive an aggregate of €33.7 million in milestone payments upon achievement of specified research and clinical development milestones. For products commercialized under the License Agreement, if any, the Company is eligible to receive a mid-single digit royalty on net sales.

For a designated period, which may include limited time periods following termination of this agreement, in certain circumstances we are prohibited from researching, developing or commercializing bispecific antibodies against the undisclosed target combination that are the subject of this agreement. ONO also provides funding for Merus’ research and development activities under an agreed-upon plan. This research and license agreement will expire after all milestone payments have been received and all related patent rights have expired, unless terminated earlier. ONO has the right to terminate this agreement at any time for any reason, with or without cause. The licenses granted to ONO may convert to royalty-free, fully-paid, perpetual licenses if ONO terminates the agreement for uncured material breach.

Simcere Pharmaceutical Group

On January 8, 2018, we entered into an agreement with Simcere Pharmaceutical Group, or Simcere, granting Simcere an exclusive license to develop and commercialize in China three bispecific antibodies utilizing our proprietary Biclonics® technology platform in the area of immuno-oncology. We retain all rights outside of China.

We have agreed to lead research and discovery activities while Simcere has agreed to be responsible for the Investigational New Drug (IND) enabling studies, clinical development, regulatory filings and commercialization of these product candidates in China. We received an upfront payment, and are eligible to receive milestone payments contingent upon Simcere achieving certain specified development and commercial goals. We are eligible to receive tiered royalty payments on sales of any products resulting from the collaboration in China from Simcere. Simcere is eligible to receive tiered royalty payments on sales outside of China from us.

Manufacturing

Our Biclonics® technology platform relies on third parties for biological materials. We rely on and expect to continue to rely on third-party contract manufacturing organizations, or CMOs, for the supply of current good manufacturing practice-grade, or cGMP-grade, clinical trial materials and commercial quantities of our bispecific antibody candidates and products, if approved. We currently do not have any agreements for the commercial production of bispecific product candidates, but we have contracted several biopharmaceutical CMOs for the clinical manufacturing of MCLA-128, MCLA-117, MCLA-158 and MCLA-145. We believe that the standardized Biclonics® manufacturing process can be transferred to additional CMOs and potential future co-development or co-commercialization collaborations or partnerships for the production of clinical and commercial supplies of our Biclonics® in the ordinary course of business.

Sales and Marketing

We have not yet defined our sales, marketing or product distribution strategy for MCLA-128, MCLA-117, MCLA-158 or any of our other bispecific antibody candidates because our bispecific antibody candidates are still in pre-clinical or early-stage clinical development. Our commercial strategy may include the use of strategic partners, distributors, a contract sale force, or the establishment of our own commercial and specialty sales force. We plan to further evaluate these alternatives as we approach approval for one of our bispecific antibody candidates.

Competition

We compete directly with companies that focus on immuno-oncology and companies dedicating their resources to cancer therapies. We also face competition from academic research institutions, governmental agencies and other various public and private research institutions. With the proliferation of new drugs and therapies into oncology, we expect to face increasingly intense competition as new technologies become available. Any bispecific antibody candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

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

In addition to currently marketed therapies, there are also a number of products in late-stage clinical development to treat cancer, including other bispecific antibodies or similar molecules. Our closest competitors in this area include Affimed N.V., OncoMed Pharmaceuticals, Inc., Genmab A/S, MacroGenics, Inc., Merrimack Pharmaceuticals, Inc., Regeneron Pharmaceuticals, Inc. and Xencor, Inc. The bispecific antibody candidates in development by competitors may provide efficacy, safety, dosing convenience and other benefits that are not provided by currently marketed therapies. As a result, they may provide significant competition for any of our bispecific antibody candidates for which we obtain marketing approval.

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

As of April 24, 2018, our patent portfolio related to our bispecific antibody candidate MCLA-128 consists of one PCT application, filed on February 27, 2015 which entered national phases in the United States, Europe and 17 other foreign countries with an expected expiry not earlier than February 27, 2035. Claims are directed to MCLA-128 composition of matter and methods of using MCLA-128 to treat subjects having or at risk of having a ErbB-2 and/or ErbB3 positive tumor. In addition, four priority patent application filings covering further methods of using MCLA-128, including in combination therapies, to treat patients, three of which have been filed on March 31, 2017 and one filed on May 17, 2017.

As of April 24, 2018, our patent portfolio related to our bispecific antibody candidate MCLA-117 consists of a first PCT application, filed on September 27, 2013, which entered national phases in the United States, Europe and 13 foreign countries with an expected expiry not earlier than September 27, 2033. There is currently, one pending US application, 14 pending foreign applications, and three issued patents in several foreign jurisdictions. In addition, we filed a second PCT application related to MCLA-117 on July 10, 2016, which has entered national phases in the United States, Europe and 13 foreign countries with an expected expiry not earlier than July 10, 2036. There is currently, one issued U.S. patent and one pending U.S. application, 2 pending EP applications, and 13 pending foreign applications. Claims are directed to the MCLA-117 composition of matter and methods of using MCLA-117 in the treatment or prevention of MDS, chronic myelogenous leukemia, or CML, or AML.

As of April 24, 2018, our patent portfolio related to our bispecific antibody candidate MCLA-158 consists of one PCT filed on October 21, 2016, which entered or will enter national phases in the United States, Europe and 14 other foreign countries with an expiry no earlier than October 21, 2036. Claims are directed to the MCLA-158 composition of matter and methods of using MCLA-158 in the treatment or prevention of various solid tumors.

As of April 24, 2018, our patent portfolio related to our MeMo® mouse consists of three issued U.S. patents, eight pending U.S. applications, 12 issued foreign patents including one issued European patent that has been validated in many countries, and 11 pending foreign applications, all with an expected expiry not earlier than June 29, 2029. Claims are directed to a common light chain mouse and methods of producing antibodies by exposing the mouse to an antigen. For a discussion concerning opposition proceedings against this patent family see Part I, Item 8. “Legal Proceedings” of our Annual Report on Form 20-F for the year ended December 31, 2016 and in Note 16 to our Consolidated Financial Statements included in this Annual Report, respectively.

As of April 24, 2018, our patent portfolio related to our Spleen to ScreenTM technology consists of two issued U.S. patents, one pending U.S. application, one issued European Patent, and one issued foreign patent, with five foreign pending applications, all with an expected expiry not earlier than September 16, 2035. For a discussion concerning opposition proceedings against this patent family see Part I, Item 8 included in this Annual Report.

As of April 24, 2018, our patent portfolio related to recombinant production of mixtures of antibodies, and includes claims directed to host cells generating multi-specific antibodies consists of 5 issued U.S. patents, and 4 pending U.S. applications, 2 issued European patents, 14 issued foreign patents, and four 5 pending foreign applications, all with an expected expiry not earlier than July 18, 2022. For a discussion concerning opposition proceedings against this patent family see Note 16 to our Consolidated Financial Statements included in this Annual Report.

We plan to continue to expand our intellectual property estate by filing patent applications directed to dosage forms, methods of treatment and additional compositions created or identified from our Biclonics® technology platform, improvements to our Biclonics® technology platform and ongoing development of our antibody candidates. Specifically, we seek patent protection in the United States and internationally for novel compositions of matter directed to aspects of the molecules, basic structures and processes for manufacturing these molecules and the use of these molecules in a variety of therapies.

Our patent portfolio is intended to cover, but is not limited to, the composition of matter of our bispecific antibody candidates, their methods of use, the Biclonics® technology platform used to generate them, related technologies and/or other aspects of the inventions that are important to our business, including our MeMo® mouse, Spleen to ScreenTM technology, and recombinant host cells capable of producing our antibody candidates. We also rely on trademarks, trade secrets and careful monitoring of our proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

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

U.S. Biological Products Development Process

The process required by the FDA before a biologic may be marketed in the United States generally involves the following:

•	completion of extensive nonclinical, sometimes referred to as pre-clinical laboratory tests, and pre-clinical animal trials and applicable requirements for the humane use of laboratory animals and formulation studies in accordance with applicable regulations, including good laboratory practices, or GLPs;

•	submission to the FDA of an investigational new drug, or IND, application, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials according to the FDA’s regulations, commonly referred to as good clinical practice, or GCP, regulations and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed biological product for its intended use;

•	submission to the FDA of a BLA for marketing approval that includes substantive evidence of safety, purity, and potency from results of nonclinical testing and clinical trials;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product is produced to assess compliance with current Good Manufacturing Practice, or cGMP, requirements to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality and purity;

•	potential FDA audit of the nonclinical and clinical trial sites that generated the data in support of the BLA; and

•	FDA review and approval, or licensure, of the BLA.

Before testing any biological bispecific antibody candidate in humans, the bispecific antibody candidate enters the pre-clinical testing stage. Pre-clinical tests, also referred to as nonclinical trials, generally include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the bispecific antibody candidate. The conduct of the pre-clinical tests must comply with federal regulations and requirements including GLPs.

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

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of the FDA approval of the use of our bispecific antibody candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved biological product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent and within a 60-day period from the date the product is first approved for commercial marketing. The U.S. PTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for one of our currently owned patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA; however, there can be no assurance that any such extension will be granted to us.

Biosimilars and Exclusivity

The Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. The FDA has issued several guidance documents outlining an approach to review and approve biosimilars.

Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical trial or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. However, complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA. For example, in January 2017 the FDA issued draft guidance outlining considerations for sponsors seeking demonstrate interchangeability with a reference biologic. However, to date the FDA has not approved a BLA for an interchangeable biological product.

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

The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, recent government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation, and meaning of the BPCIA remain subject to significant uncertainty.

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

If use of companion diagnostic is essential to safe and effective use of a drug or biologic product, then the FDA generally will require approval or clearance of the diagnostic contemporaneously with the approval of the therapeutic product. On August 6, 2014, the FDA issued a final guidance document addressing the development and approval process for “In Vitro Companion Diagnostic Devices.” According to the guidance, for novel candidates such as our bispecific antibody candidates, a companion diagnostic device and its corresponding drug or biologic candidate should be approved or cleared contemporaneously by FDA for the use indicated in the therapeutic product labeling. The guidance also explains that a companion diagnostic device used to make treatment decisions in clinical trials of a drug generally will be considered an investigational device, unless it is employed for an intended use for which the device is already approved or cleared. If used to make critical treatment decisions, such as patient selection, the diagnostic device generally will be considered a significant risk device under the FDA’s Investigational Device Exemption, or IDE, regulations. Thus, the sponsor of the diagnostic device will be required to comply with the IDE regulations. According to the guidance, if a diagnostic device and a drug are to be studied together to support their respective approvals, both products can be studied in the same investigational study, if the study meets both the requirements of the IDE regulations and the IND regulations. The guidance provides that depending on the details of the study plan and subjects, a sponsor may seek to submit an IND alone, or both an IND and an IDE. In July 2016, the FDA issued a draft guidance document intended to further assist sponsors of therapeutic products and sponsors of in vitro companion diagnostic devices on issues related to co-development of these products.

The FDA generally requires companion diagnostics intended to select the patients who will respond to cancer treatment to obtain approval of a PMA for that diagnostic contemporaneously with approval of the therapeutic. The review of these in vitro companion diagnostics in conjunction with the review of a cancer therapeutic involves coordination of review by the FDA’s Center for Biologics Evaluation and Research and by the FDA’s Center for Devices and Radiological Health. The PMA process, including the gathering of clinical and pre-clinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are subject to an application fee. In addition, PMAs for certain devices must generally include the results from extensive pre-clinical and adequate and well-controlled clinical trials to establish the safety and effectiveness of the device for each indication for which FDA approval is sought. In particular, for a diagnostic, the applicant must demonstrate that the diagnostic produces reproducible results when the same sample is tested multiple times by multiple users at multiple laboratories. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with the Quality System Regulation, or QSR, which imposes elaborate testing, control, documentation and other quality assurance requirements.

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

Healthcare Reform

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products. For example, in March 2010, the ACA was enacted, which, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; introduced a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans; imposed mandatory discounts for certain Medicare Part D beneficiaries as a condition for manufacturers’ outpatient drugs coverage under Medicare Part D; subjected drug manufacturers to new annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs; and created a new Patient Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. The current presidential administration and U.S. Congress will likely continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the ACA. However, the ultimate content, timing or effect of any healthcare reform legislation on the U.S. healthcare industry is unclear.

We expect that other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria and lower reimbursement, new payment methodologies and additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. Moreover, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which have resulted in several recent Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical and biological products. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs.

Additionally, on August 2, 2011, the Budget Control Act of 2011 was enacted, which, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute will stay in effect through 2025 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act was

signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

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

D. Property, Plant and Equipment.

We lease approximately 11,125 square meters of office and laboratory space in Utrecht, the Netherlands. This facility serves as our corporate headquarters and central laboratory facility. The lease for this space expires on October 31, 2021.

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

Item 4E. Unresolved Staff Comments.

Not applicable.

Item 5 Operating and Financial Review and Prospects.

A. Operating Results

Overview

We are a clinical-stage immuno-oncology company developing innovative bispecific antibody therapeutics. Our pipeline of full-length human bispecific antibody candidates, which we refer to as Biclonics®, are generated from our technology platform. By binding to two different antigens, or targets, Biclonics® can provide a variety of mechanisms of action. For example, our Biclonics® can be designed to simultaneously block receptors that drive tumor cell growth and survival and to mobilize the patient’s immune response by engaging T-cells and/or activating various killer cells to eradicate tumors. In our pre-clinical studies, our bispecific antibody candidates were effective in killing tumor cells, a result that we believe supports their potential efficacy in the treatment of cancer.

We commenced a Phase 1/2 clinical trial of our most advanced bispecific antibody candidate, MCLA-128, for the treatment of HER2-expressing solid tumors in February 2015. In May 2017, Merus presented an update entitled, “First in human phase 1/2 study of MCLA-128, a full length IgG1 bispecific antibody targeting HER2 and HER3; final phase 1 data and preliminary activity in Her2+ metastatic breast cancer (MBC),” which detailed clinical results from our Phase 1/2 clinical trial of MCLA-128 in solid tumors, including final Phase 1 data in patients with HER2+ MBC. Part 1 of the Phase 1/2 clinical trial showed that MCLA-128 was safe and well-tolerated and established the Phase 2 recommended dose of MCLA-128 in a cohort of 28 advanced solid tumor patients. In Part 2 of the Phase 1/2 MCLA-128 study in solid tumors, treatment was completed for a cohort of heavily pre-treated HER2+ MBC patients (n=11) using MCLA-128 as a single agent which resulted in an overall clinical benefit rate (defined as complete response plus partial response plus stable disease lasting at least 12 weeks) of 64%.

With single agent activity established in MBC, the initiation of a Phase 2 clinical trial with the first patient being dosed began in January 2018. This Phase 2, open-label, multi-center international clinical trial will evaluate MCLA-128 in two MBC populations, including HER2-positive MBC patients and hormone receptor positive/HER2-low MBC patients. MCLA-128 was advanced into Phase 2 following the single agent activity observed in the Phase 1/2 trial disclosed in 2017 which showed a clinical benefit rate (including a partial response and stable disease lasting at least 12 weeks) among the cohort of MBC patients of 64% (7 patients out of a total of 11). The Phase 1/2 study evaluating single agent activity for MCLA-128 in gastric, ovarian, endometrial and non-small cell lung, or NSCL, is ongoing and we expect to formulate our clinical development plans in the second half of 2018.

In May 2016, we commenced a Phase 1 clinical trial of our second most-advanced bispecific antibody candidate, MCLA-117, for the treatment of acute myeloid leukemia, or AML. During 2017, we have continued our dose escalation of the Phase 1 clinical trial for MCLA-117 in Europe. In February of 2018, we received U.S. FDA acceptance of our Investigational New Drug (IND) application for MCLA-117, which we filed in January 2018. With this acceptance, we intend to open trial sites in the U.S. for our ongoing Phase 1 trial in patients with AML in 2018.

We are also developing MCLA-158, which is designed to bind to cancer stem cells expressing leucine-rich repeat-containing G protein-coupled receptor 5, or Lgr5, and epidermal growth factor receptors, or EGFR. MCLA-158 is being developed as a potential treatment for colorectal cancer and other solid tumors. We have received approval of CTAs in several European countries for MCLA-158 for the potential treatment of metastatic colorectal cancer, including patients with the RAS-mutation, which represent a substantial unmet need. We expect to dose the first patient in the second quarter of 2018. We also filed an IND for MCLA-158 with the U.S. FDA in the first quarter of 2018, which has received FDA acceptance in April 2018, and we plan to open trial sites in the U.S. in the second quarter of 2018.

Additionally, we have several other bispecific antibody candidates in pre-clinical development that bind to combinations of immunomodulatory molecules. For example, IND-enabling studies for MCLA-145, our first drug candidate under our collaboration and license agreement with Incyte Corporation, are ongoing. We maintain full rights to develop and commercialize MCLA-145 in the U.S. and Incyte is responsible for its development and commercialization outside the U.S.

Since our inception in June 2003, our initial operations were focused on organizing and staffing our company, business planning, raising capital, and establishing our proprietary Biclonics® platform technology, bispecific antibody candidates, and our intellectual property portfolio. In more recent periods, we have devoted a significant portion of our financial resources and efforts to continued development of our Biclonics® technology platform, identifying potential bispecific antibody candidates and conducting pre-clinical studies and initiating and conducting our clinical trials of MCLA-128 and MCLA-117. We do not currently have any approved products and have never generated any revenue from product sales.

We have financed our operations primarily through (i) the initial public offering of our common shares, (ii) a public placement of equity securities with Incyte Corporation, or Incyte, (iii) an upfront milestone payment received from Incyte under a collaboration and license agreement, or the Collaboration Agreement and (iv) a private placement of common shares on February 15, 2018. Commencing on May 9, 2016, we raised net proceeds of €51.1 million from the IPO of our common shares, received net proceeds of €74.4 million from placements of equity securities with Incyte and received aggregate net proceeds of €112.0 million from a license payment from Incyte in February of 2017. As of December 31, 2017, we held cash and cash equivalents of €149.7 million.

In February 2018, we issued and sold an aggregate of 3,099,997 of our common shares to certain new and existing investors for aggregate gross proceeds of approximately $55.8 million, at a purchase price of $18.00 per share.

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

On May 6, 2016, the general meeting of our shareholders resolved to approve and effect a capital reorganization, based on a reverse share split. The effect of the reverse share split was a 1-for-1.8 reverse share split of the outstanding common and preferred shares held by our shareholders. This reverse share split became effective on May 6, 2016. All share, per-share and related information presented in the financial statements and corresponding disclosure notes have been retrospectively adjusted, where applicable, to reflect the impact of the reverse share split.

In May 2016, we completed the initial public offering of our common shares and issued 6,139,926 common shares, including 639,926 common shares issued upon the partial exercise of the underwriters of their option to purchase additional shares, for net proceeds to us, after deducting underwriting discounts and commissions and offering expenses, of $53.3 million.

We are a clinical-stage company and have not generated any revenue from product sales. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our bispecific antibody candidates from discovery through pre-clinical development and into clinical trials, and seek regulatory approval and pursue commercialization of any approved bispecific antibody candidate. In addition, if we obtain regulatory approval for any of our bispecific antibody candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. We expect to incur expenses in connection with the in-license or acquisition of additional bispecific antibody candidates.

We anticipate that we will require additional financing to support our continuing operations. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity or debt financings or other sources, which may include collaborations and business development opportunities with third parties. Adequate additional financing may not be available to us on acceptable terms, or at all. Our inability to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy. We will need to generate significant revenue to achieve profitability, and we may never do so.

Based on our current operating plan, we expect our existing cash balances, including proceeds received from our private placement offering that closed in February 2018, to last through the end of 2020. For this assessment we have taken into consideration our existing cash and cash equivalents of €149.7 million and investments of €41.1 million at December 31, 2017, together with the $55.8 million of proceeds received from our private placement offering that closed in February 2018. See “Item 5.B—Liquidity and Capital Resources.”

Collaboration Agreements

As part of our business strategy, we intend to continue to seek strategic collaborations to facilitate the capital-efficient development of our Biclonics® technology platform and to identify potential target combinations in immuno-oncology and other therapeutic areas. We believe that these collaborations could potentially provide significant funding to advance our bispecific antibody candidate pipeline while allowing us to benefit from the development expertise of our collaborators.

Incyte Corporation

We have entered into a collaboration and license agreement, or the Collaboration Agreement, with Incyte Corporation, or Incyte. Under the terms of the Collaboration Agreement, we and Incyte have agreed to collaborate with respect to the research, discovery and development of bispecific antibodies utilizing our proprietary bispecific technology platform. The collaboration encompasses up to 11 independent programs, including some of our current preclinical immuno-oncology discovery programs. For one of the current preclinical programs concerning MCLA-145, we retain the exclusive right to develop and commercialize products and product candidates in the United States, while Incyte has the exclusive right to develop and commercialize products and product candidates arising from such program outside the United States. For MCLA-145, we and Incyte will conduct and share equally the costs of mutually agreed global development activities and will be solely responsible for independent development activities in our respective territories. We have the option to co-fund development of products arising from one specified program, and subject to certain conditions, to a second specified program, in each case exchange for a share of profits in the United States, as well as the right to participate in a specified proportion of detailing activities in the United States for one of such programs. In addition, if MCLA-145 fails to complete IND-enabling toxicology studies successfully, we will be granted an additional option to co-fund development of a specified program other than MCLA-145 in exchange for a share of profits in the United States. If we exercise our co-funding option for a program, we would be responsible for funding 35% of the associated future global development costs and, for certain of such programs, would be responsible for reimbursing Incyte for certain development costs incurred prior to the option exercise. All products as to which we have exercised our option to co-fund development would be subject to joint development plans and overseen by a joint development committee, with Incyte having final determination as to such plans in cases of dispute.

For each program other than MCLA-145, where we have not elected to co-fund development or where we do not have such a co-funding option, Incyte is solely responsible for all costs of global development and commercialization activities. We retain the rights to our technology platform as well as clinical and pre-clinical candidates and future programs emerging from our platform that are outside the scope of the Collaboration Agreement.

In January 2017, upon the Collaboration Agreement becoming effective, Incyte made an upfront non-refundable payment to us of $120 million for the rights granted under the Collaboration Agreement. For each program as to which we do not have commercialization or co-development rights, we are eligible to receive up to $100 million in future contingent development and regulatory milestones and up to $250 million in commercialization milestones, as well as tiered royalties ranging from 6% to 10% of global net sales. For each program as to which we have exercised our option to co-fund development, we are eligible to receive a 50% share of profits (or sustain 50% of any losses) in the United States and tiered royalties ranging from 6% to 10% of net sales of products outside of the United States. If we opt to cease co-funding a program as to which we exercised our co-development option, then we will no longer receive a share of profits in the United States but will be eligible to receive the same milestones from the co-funding termination date and the same tiered royalties described above with respect to non-co-developed programs and, depending on the stage at which we choose to cease co-funding development costs, additional royalties ranging up to 4% of net sales in the United States. For MCLA-145, for which we retain all commercial rights in the United States, we and Incyte are each eligible to receive tiered royalties on net sales in the other’s territory at rates ranging from 6% to 10%.

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

ONO Pharmaceutical

In April 2014, we entered into a strategic research and license agreement with ONO Pharmaceutical Co., Ltd., or ONO, under which we granted ONO an exclusive, worldwide, royalty-bearing license to research, test, make, use and market bispecific antibody candidates based on our Biclonics® technology platform with undisclosed targets.

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

On March 14, 2018, we entered into a second contract research and license agreement with ONO. Pursuant to an exclusive option granted to ONO in a prior agreement executed in April 2014, ONO exercised its option to enter into the March 2018 agreement. We granted ONO an exclusive, worldwide, royalty-bearing license, with the right to sublicense, research, test, make, use and market bispecific antibody candidates based on our Biclonics® technology platform against two undisclosed targets directed to a particular undisclosed target combination. ONO identifies and selects the licensed bispecific antibodies for which it is responsible for conducting further non-clinical and clinical development activities for such licensed bispecific antibodies and pharmaceutical products containing such antibodies, including manufacture and process development. ONO controls and has exclusive rights over the worldwide commercialization of any approved products, including worldwide supply, and is solely responsible for all costs and expenses related to commercialization. ONO has agreed to fund our research and development activities and be responsible for the payment of all costs and expenses for its own research and development activities, which are set out in a mutually agreed upon research plan. We retain all rights to use and commercialize any antibodies that are generated under the collaborative research program, excluding the up to five lead and/or selected antibodies against the targets ONO is pursuing, provided that the use and commercialization is not with respect to the particular target combination.

ONO has agreed to pay an upfront non-refundable payment of €700,000 for the rights granted and we are also eligible to receive an aggregate of €33.7 million in milestone payments upon achievement of specified research and clinical development milestones. For products commercialized under the License Agreement, if any, the Company is eligible to receive a mid-single digit royalty on net sales.

For a designated period, which may include limited time periods following termination of this agreement, in certain circumstances we are prohibited from researching, developing or commercializing bispecific antibodies against the undisclosed target combination that are the subject of this agreement. ONO also provides funding for Merus’ research and development activities under an agreed-upon plan. This research and license agreement will expire after all milestone payments have been received and all related patent rights have expired, unless terminated earlier. ONO has the right to terminate this agreement at any time for any reason, with or without cause. The licenses granted to ONO may convert to royalty-free, fully-paid, perpetual licenses if ONO terminates the agreement for uncured material breach.

Simcere Pharmaceutical Group

On, January 8, 2018, we entered into an agreement with Simcere Pharmaceutical Group granting Simcere an exclusive license to develop and commercialize in China three bispecific antibodies utilizing Merus’ proprietary Biclonics® technology platform in the area of immuno-oncology. Merus will retain all rights outside of China.

Under the terms of the agreement, Merus has agreed to lead research and discovery activities while Simcere has agreed to be responsible for the Investigational New Drug (IND) enabling studies, clinical development, regulatory filings and commercialization of these product candidates in China. As a key strategic component of the collaboration, Simcere will be responsible for IND enabling studies and manufacturing of clinical trial materials in China, which Merus intends to use to assist regulatory filing and early stage clinical development in the rest of the world. Merus shall receive an upfront payment, and will be eligible to receive milestone payments contingent upon Simcere achieving certain specified development and commercial goals. Merus will be eligible to receive tiered royalty payments on sales of any products resulting from the collaboration in China from Simcere. Simcere will be eligible to receive tiered royalty payments on sales outside of China from Merus.

Financial Operations Overview

Revenue

To date, our revenue has consisted principally of the amortization of up-front payments, milestones and cost reimbursements in support of our license and collaboration agreements and revenue from several government grants, primarily with respect to research and development activities related to the use of our Biclonics® technology in various indication areas. We have no products approved for sale. We do not expect to receive any revenue from any bispecific antibody candidates that we develop, including MCLA-128 and MCLA-117 and our pre-clinical bispecific antibody candidates, until we obtain regulatory approval and commercialize such products, or until we potentially enter into collaborative agreements with third parties for the development and commercialization of such candidates.

Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured. We record revenue from our collaboration and license agreements with Incyte and ONO. Under each agreement, we have received upfront license payments, which were initially recorded in deferred revenue. These up-front license payments are recognized as revenue on a straight-line basis over the period of the performance obligation or the contractual term of the arrangement.

We incur various external expenses under our research and license agreements for material and services consumed in the development of bispecific antibody candidates subject to our licenses and collaboration agreements. Under our agreements, Incyte and ONO reimburse us for these external expenses and compensate us for time spent on the project by our employees. We recognize these reimbursements and compensation as collaboration income. In addition, we record collaboration income in the same quarter of the recorded cost they are intended to compensate.

Government grants are recognized when there is reasonable assurance that the conditions underlying the grant have been met and that the grant will be received. Government grants to cover research and development expenses incurred are recognized as revenue proportionally over the periods during which the related research and development expenses are incurred. For these grants, we have reporting obligations at the end of the grant contract term. The unconditional receipt of the grant allowances is dependent on the final review of the reporting provided by us at the end of the contract term.

Research and Development Costs

Research and development costs consist principally of the costs associated with our research and development activities, conducting preclinical studies and clinical trials and activities related to our regulatory filings. Our research and development expenses consist of:

•	expenses incurred under agreements with contract research organizations, or CROs, contract manufacturing organizations, and consultants that conduct and support clinical trials and preclinical studies

•	salaries for research and development staff and related expenses, including share-based compensation expenses;

•	costs of related facilities, materials and equipment;

•	costs associated with obtaining and maintaining patents and other intellectual property; and

•	amortization and depreciation of tangible and intangible fixed assets used to develop our product candidates.

We expense research and development costs when we incur them. We record costs for certain development activities, such as clinical trials, based on an evaluation of the progress to completion of specific tasks using data such as subject enrollment, clinical site activations or information our vendors provide to us. We expense the manufacturing costs of our internally-developed product candidates that are used in clinical trials as they are incurred, as research and development expense. We do not allocate employee- related costs, depreciation, rental and other indirect costs to specific research and development programs because these costs are deployed across multiple programs under research and development and, as such, are separately classified as unallocated research and development expenses.

Research and development expenses are expected to increase as we advance the clinical development of MCLA-128, MCLA-117 and MCLA-158 and further advance the research and development of our pre-clinical bispecific antibody candidates and other earlier stage products. IND-enabling studies for MCLA-145, our most advanced drug candidate in our collaboration and license agreement with Incyte Corporation, are ongoing. The successful development of our bispecific antibody candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our bispecific antibody candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	the scope, rate of progress and expense of our research and development activities;

•	clinical trials and early-stage results;

•	the terms and timing of regulatory approvals;

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

•	the ability to market, commercialize and achieve market acceptance for MCLA-128, MCLA-117, MCLA-158 and MCLA-145 or any other bispecific antibody candidate that we may develop in the future.

A change in the outcome of any of these variables with respect to the development of any of our antibody candidates would significantly change the costs, timing and viability associated with the development of that antibody candidate. For example, if the FDA, the EMA or other regulatory authority were to require us to conduct pre-clinical and clinical studies beyond those which we currently anticipate will be required for the completion of clinical development or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of our clinical development programs.

Research and development activities are central to our business model. We expect research and development costs to increase significantly for the foreseeable future as our development programs progress, as we continue to support the clinical trials of our bispecific antibody candidates as treatments for various cancers and as we move these candidates into additional clinical trials. There are numerous factors associated with the successful commercialization of any of our bispecific antibody candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development. Additionally, future commercial and regulatory factors beyond our control may impact our clinical development programs and plans.

Management and Administration Costs

Our management and administration costs consist principally of salaries and related expenses for employees other than research and development staff, including share-based compensation expenses. We expect that our management and administration costs will increase in the future as our business expands and we increase our headcount to support the expected growth in our operating activities.

Other Expenses

Other expenses consist principally of:

•	professional fees for auditing and tax services and consulting expenses not related to research and development activities;

•	professional fees for legal services, including litigation costs, not related to the protection and maintenance of our intellectual property;

•	cost of facilities, communication and office expenses;

•	board of director fees and corresponding share-based compensation expenses;

•	information technology services; and

•	amortization and depreciation of tangible and intangible fixed assets not related to research and development activities.

We expect our other expenses will increase in the future as we expand our operating activities and we continue to incur additional costs associated with operating as a public company. We expect other expenses to increase in future periods to support our research and development efforts, including the continuation of the clinical trials of our bispecific antibody candidates as treatments for various cancers and the initiation of clinical trials for potential new antibody candidates. These cost increases will likely be due to increased headcount, increased share-based compensation expenses, expanded infrastructure and increased costs for insurance. Public company-related expense increases will include costs of additional legal fees, accounting and audit fees, consulting fees, director and officer liability insurance premiums and costs related to investor relations.

Finance Income (Expenses)

Finance income consists of interest earned on our cash and cash equivalents held on account and accretion of investment earnings. Finance expenses consist of foreign exchange losses on our U.S. dollar denominated cash, cash equivalents and investments, interest and related expenses for the settlement of our forward contract for the Share Subscription Agreement with Incyte, interest accrued on our formerly outstanding indebtedness and financing costs associated with our registration statements.

Results of Operations

Comparison of Years Ended December 31, 2017 and 2016

The below table summarizes our results of operations for the years ended December 31, 2017 and 2016.

	Year Ended December 31		Change
	2017	2016	€	%
	(euros in thousands)
Revenue	€13,600	€2,719	€10,881	400%
Research and development costs	(34,125)	(18,424)	15,701	85%
Management and administration costs	(13,697)	(4,258)	9,439	222%
Other expenses	(9,395)	(7,709)	1,686	22%

Operating result	(43,617)	(27,672)	15,945	58%
Finance income (expenses)	(29,223)	(19,556)	9,667	49%
Income tax expense	(249)	—	249	—%

Result after taxation	(73,089)	(47,228)	25,861	55%

Other comprehensive income	89	8	81	10,125%

Total comprehensive loss for the year	€(73,000)	€(47,220)	25,780	55%

Revenue

Total revenue increased by €10.9 million to €13.6 million for the year ended December 31, 2017, from €2.7 million for the year ended December 31, 2016. The increase was primarily attributable to our license and collaboration agreement with Incyte, or the Incyte Agreement, which became effective during the first quarter of 2017 and for which we recognized revenue throughout 2017. The following table summarizes our components of revenue for the years ended December 31, 2017 and 2016, respectively:

	Year Ended December 31		Change
	2017	2016	€	%
	(euros in thousands)
Up-front payment amortization	€6,616	€223	€6,393	2,867%
Collaboration income	5,789	1,109	4,680	422%
Income from grants on research projects	1,195	1,387	(192)	-14%

Revenue	€13,600	€2,719	10,881	400%

For the year ended December 31, 2017, up-front payment amortization increased €6.4 million and related entirely to the amortization relating to our Incyte agreements. For the years ended December 31, 2017 and 2016, we recognized €0.2 million, respectively, of amortization of the up-front payment related to our April 2014 ONO agreement.

Collaboration income for the year ended December 31, 2017 was €5.8 million and consisted of cost reimbursements in support of our research and license agreements with Incyte and ONO. We did not recognize any research milestones during 2017. During 2016, we recognized one research milestone reached by our agreement with ONO which amounted to €0.7 million. Additionally, we received an amount of €0.4 million revenue from a new consultancy agreement that was signed with ONO on March 7, 2016.

During 2017, we had two active grants consisting of cash allowances for specific research and development projects. For the years ended December 31, 2017 and 2016, we recognized €1.2 million and €1.4 million in grant income, respectively.

Research and Development Costs

	Year Ended December 31		Change
	2017	2016	€	%
	(euros in thousands)
Research and development costs	€34,125	€18,424	15,701	85%

Research and development costs increased €15.7 million, or 85%, to €34.1 million for the year ended December 31, 2017, from €18.4 million for the year ended December 31, 2016. The increase was primarily due to the following:

•	€9.1 million increase in expenses in connection with our pre-clinical and discovery programs in support of ongoing development activities for MCLA-158 (€3.5 million) and MCLA-145 (€3.2 million) and other expenses for conducting research and development, preclinical, manufacturing and production design in connection with various pre-clinical and discovery programs (€2.4);

•	€2.0 million increase in spending for our MCLA-128 and €0.4 million increase in spending for MCLA-117 programs in support of our ongoing clinical trials expenses;

•	€2.6 million increase in employee salary and related benefits and €2.5 million increase in share compensation expenses, offset, in part, by the receipt of an additional €1.8 million in subsidies under the WBSO Act, all of which were attributable to the hiring of more development personnel during the year ended December 31, 2017; and

•	€0.7 million increase related to higher spending on intellectual property and license costs for legal and professional services.

Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of initiation of clinical trials and enrollment of patients in clinical trials.

Management and Administration Costs

Management and administrative costs consist of salaries and related expenses for employees in finance, legal, human resources and business development functions. These costs include all salary, salary related expenses and share-based compensation expenses.

	Year Ended December 31		Change
	2017	2016	€	%
	(euros in thousands)
Management and administration costs	€13,697	€4,258	9,439	222%

Management and administration costs increased €9.4 million, or 222%, during the year ended December 31, 2017 as compared to the year ended December 31, 2016. The increase was primarily attributable to the expansion of our headcount in finance, legal and business development functions to support the expansion of our operations and included increases in salary and related expenses of €2.5 million and share-based compensation expenses of €6.9 million.

Other Expenses

	Year Ended December 31		Change
	2017	2016	€	%
	(euros in thousands)
Other expenses	€9,395	€7,709	1,686	22%

Other expenses increased €1.7 million, or 22%, during the year ended December 31, 2017 as compared to the year ended December 31, 2016. The increase was due to higher consulting, accounting and professional fees of €1.7 million in support of maintaining public company status, higher facilities expenses in support of higher headcount of €0.4 million which were offset in part, by lower litigation costs of €0.4 million.

	Year Ended December 31		Change
	2017	2016	€	%
	(euros in thousands)
Interest and similar income	€1,112	€88	€1,024	1,164%
Net loss and foreign exchange	(19,449)	(409)	19,040	4,655%
Interest expense	(10,696)	(19,235)	(8,539)	-44%
Financing costs	(190)	—	190	—%

Total finance income (expenses)	€(29,223)	€(19,556)	9,667	49%

Finance Income (Expenses)

Finance expense increased €9.7 million, or 49%, during the year ended December 31, 2017 as compared to the year ended December 31, 2016. This increase was due to an increase in foreign exchange expense of €19.0 million, offset, in part, by an €8.5 million decrease in interest expense and higher interest income of €1.0 million.

Interest income primarily results from interest earned on cash held on account and accretion of investment earnings. Our current year increase in cash, cash equivalents and investments was due primarily from the $200 million of funds received as part of the Incyte Agreements during the first quarter of 2017.

We experienced increased losses on our U.S. dollar denominated cash, cash equivalents and investments of approximately €19.1 million during 2017. As of December 31, 2017, we held approximately $98.0 million and $49.4 million in U.S. dollar denominated cash and cash equivalent accounts and investment accounts, respectively, subject to the fluctuation in foreign currency between the euro and U.S. dollar.

On December 20, 2016, we signed the Incyte Agreements whereas these contracts were denominated in U.S. dollars. We determined that the subscription agreement to sell our own shares to which we became committed on December 20, 2016, should be accounted for as a forward contract or a derivative financial instrument which was recognized in the statement of financial position as of December 31, 2016. The interest expense and similar expenses for the year ended December 31, 2017 include an amount of €10.7 million related to the effective settlement of the forward contract on January 23, 2017, the date the shares were issued and the date through which the related expense was incurred.

During 2017, we expensed €0.2 million of prepaid share issuance costs related to a potential future issuance of shares under our F-3 Registration Statement when the future issuance was no longer consider probable.

Income Tax Expense

Income tax expenses were €0.2 million and zero for the years ended December 31, 2017 and 2016, respectively. Current-year income tax expense was attributable to our U.S. operating subsidiary, which was established in February 2016 to provide general management services and strategic advisory services to us.

Comparison of Years Ended December 31, 2016 and 2015

The below table summarizes our results of operations for the years ended December 31, 2016 and 2015.

	Year Ended December 31		Change
	2016	2015	€	%
	(euros in thousands)
Revenue	€2,719	€1,977	€742	38%
Research and development costs	(18,424)	(16,181)	2,243	14%
Management and administration costs	(4,258)	(768)	3,490	454%
Other expenses	(7,709)	(8,067)	(358)	-4%

Operating result	(27,672)	(23,039)	4,633	20%
Finance income (expenses)	(19,556)	(145)	19,411	13,387%

Result after taxation	€(47,228)	€(23,184)	24,044	104%

Revenue

Total revenue increased by €0.7 million, or 38%, to €2.7 million for the year ended December 31, 2016, from €2.0 million for the year ended December 31, 2015. The increase was primarily attributable to the

€0.7 million increase in grant revenue, mainly related due to additional research activities performed under the FP7 grant, a research grant provided by the European Union.

The following table summarizes our components of revenue:

	Year Ended December 31		Change
	2016	2015	€	%
	(euros in thousands)
Up-front payment amortization	€223	€223	€—	—%
Collaboration income	1,109	1,092	17	2%
Income from grants on research projects	1,387	662	725	110%

Total revenue	€2,719	€1,977	742	38%

For the years ended December 31, 2016 and 2015, up-front payment amortization related entirely to our ONO agreement. Collaboration income for the year ended December 31, 2016 was €1.1 million and consisted of one research milestone reached by our agreement with ONO which amounted to €0.7 million and cost reimbursements in support of our research and license agreement with ONO. We recognized one research milestone during 2015 which amounted to €1.0 million. During 2016 and 2015, we had three and two active grants, respectively, consisting of cash allowances for specific research and development projects.

Research and Development Costs

	Year Ended December 31		Change
	2016	2015	€	%
	(euros in thousands)
Research and development costs	€18,424	€16,181	€2,243	14%

Research and development costs increased €2.2 million, or 14%, to €18.4 million for the year ended December 31, 2016, from €16.2 million for the year ended December 31, 2015. The increase was primarily due to the following:

•	€3.5 million increase in expenses in connection with the expansion of various pre-clinical and discovery programs during 2016;

•	€2.1 million increase in expenses related to our MCLA-128 program, due to higher contract manufacturing costs and costs associated with pre-clinical studies;

•	€1.3 million increase in employee salary and related benefits and €0.3 million increase in share compensation expenses, offset, in part, by the receipt of an additional €1.4 million in subsidies under the WBSO Act, all of which were attributable to the hiring of more development personnel during the year ended December 31, 2016; offset, in part by

•	€3.8 million decrease in expenses related to our MCLA-117 program.

Management and Administration Costs

	Year Ended December 31		Change
	2016	2015	€	%
	(euros in thousands)
Management and administration costs	€4,258	€768	€3,490	454%

Management and administration costs increased €3.5 million, or 454%, during the year ended December 31, 2016 as compared to the year ended December 31, 2015. The increase was primarily attributable to an increase in employee headcount and compensation-related expenses of €1.5 million for non-research and development personnel and higher share-based compensation expenses of €2.0 million.

Other Expenses

	Year Ended December 31		Change
	2016	2015	€	%
	(euros in thousands)
Other expenses	€7,709	€8,067	(358)	-4%

Other expenses decreased €0.4 million, or 4%, during the year ended December 31, 2016 as compared to the year ended December 31, 2015. The decrease was primarily attributable to a decrease of €2.9 million in lower litigation costs, offset by increases of €1.9 million for consulting, accounting and legal fees in support of our IPO and maintaining public company status and €0.6 million in Board fees and related share-based compensation expenses.

Finance Income (Expenses)

	Year Ended December 31		Change
	2016	2015	€	%
	(euros in thousands)
Interest and similar income	€88	€50	€38	76%
Net loss and foreign exchange	(409)	—	409	—%
Interest expense	(19,235)	(195)	19,040	9,764%

Total finance income (expense)	€(19,556)	€(145)	19,411	13,387%

Finance expense increased €19.4 million during the year ended December 31, 2016 as compared to the year ended December 31, 2015. This increase was due to increases in interest expense of €19.0 million and foreign exchange losses of €0.4 million. We experienced losses on our U.S. dollar denominated cash and cash equivalents of approximately €0.4 million during 2016 on our U.S. dollar denominated cash and cash equivalent accounts subject to the fluctuation in foreign currency between the euro and U.S. dollar. The increase in cash during 2016 was primarily a result of the receipt of net proceeds of approximately $53.3 million from our IPO during 2016.

The increase in interest expense of €19.0 million is primarily related to the accounting impact on the financial derivative recognized under the Incyte Agreement. The subscription agreement to sell our own shares in which we became committed on December 20, 2016, was accounted for as a forward contract or a derivative financial instrument. The change in fair value of the derivative financial instrument of approximately €19.2 million was recognized as interest expense for the year ended December 31, 2016.

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

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured.

We maintain research and license agreements with ONO and Incyte. In connection with these arrangements, we received upfront fees, which relate to the integrated package of deliverables under the contract (one single performance obligation) and are initially recorded in deferred revenue. The applicable period over which to recognize the upfront payment is a significant judgment. Up-front payments or similar non-refundable payments are initially reported as deferred revenue on the consolidated balance sheets and are recognized as revenue on a straight-line basis over the period of the performance obligation or the contractual term of the arrangement. The estimated period of the performance obligation is re-assessed at each balance sheet date.

Collaboration income, which is typically related to reimbursements from collaborators for our performance of research and development services under the respective agreements, are recognized on the basis of labor hours valued at a contractually agreed rate. Collaboration income includes reimbursements for related out-of-pocket expenses. Cost reimbursements to which we are entitled under agreements are recognized as revenues in the same quarter of the recorded cost they are intended to compensate. We act as the principal and therefore record these reimbursements as collaboration income.

We receive certain government and regional grants, which support our research efforts in defined projects, and include contributions towards the cost of research and development. When there is reasonable assurance that we will comply with the conditions attached to a received grant, and when there is reasonable assurance that the grant will be received, government grants are recognized as revenue on a gross basis in the profit or loss account on a systematic basis over the periods in which the entity recognizes expenses for the related costs for which the grants are intended to compensate. In the case of grants related to assets, the received grant will be deducted from the carrying amount of the asset.

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

Share-Based Compensation

We maintain stock ownership programs that entitle key management personnel, staff and consultants providing similar services to purchase or receive our common shares. Under these programs, holders of vested options are entitled to purchase our common shares at the exercise price determined at the date of grant while holders of vested restricted stock units (“RSUs”) are entitled to the right to receive our common shares.

The options granted under the share option programs vest in installments over a four-year period from the grant date. Twenty-five percent of the options vest on the first anniversary of the vesting commencement date, and the remaining 75% of the options vest in 36 monthly installments for each full month of continuous service provided by the option holder thereafter, such that 100% of the options shall become vested on the fourth anniversary of the vesting commencement date. The options granted are exercisable once vested. Options will lapse on the eighth anniversary of the date of grant for options granted under the Merus B.V. 2010 Employee Option Plan (the “2010 Plan”) and on the tenth anniversary of the date of grant for the options granted under the 2016 Incentive Award Plan (the “2016 Plan”).

The option exercise price of each option is specified in the applicable notice of grant and equals either the fair market value per common share as determined at the date of grant or another price determined by our Board of Directors when granting the options. Each option is exercisable at such times and subject to such terms and conditions as specified in the applicable notice of grant. We may, in the event of a change of control of our company, decide to exchange, cancel and settle in cash and/or accelerate the vesting of the outstanding options or our Board of Directors may consider other appropriate steps with respect to the outstanding options.

The RSUs granted under the 2016 Plan vest in installments over a four-year period from the grant date. Each RSU represents the right to receive one common share of the Company.

Share-based compensation reflects the compensation expense of our share option and RSU programs granted to employees or others providing similar services, which are measured at the grant date fair value of the options or RSU.

The compensation expense is spread over the vesting period in accordance with each separate vesting tranche of the award granted, taking into consideration actual and expected forfeitures at each reporting date and at the respective vesting dates. The grant date fair value share-based compensation is recognized as an expense.

Prior to the IPO, we estimated the fair value of each share option grant using the Black-Scholes option-pricing model for members of our executive management team, which includes our board of directors and other key personnel, or the Hull & White option pricing model for other participants, including board members. Service and non-market performance conditions attached to the transactions were not taken into account in measuring fair value. Following our IPO, we use the Hull & White option pricing model for all participants. The share option expenses have been adjusted to reflect the use of the Hull & White option pricing model for all participants.

The assumptions we used to determine the fair value of share options granted are as follows, presented on a weighted average basis:

	Year ended December 31,
	2017		2016		2015
	Key Management Personnel	All Other Employees	Key Management Personnel	All Other Employees	Key Management Personnel	All Other Employees
Expected volatility (weighted-average)	95.05%	94.88%	95.30%	97.15%	94.85%	94.85%
Expected life (weighted-average)	10 years	10 years	10 years	8-10 years	4 years	8 years
Expected dividends	0%	0%	0%	0%	0%	0%
Risk-free interest rate (based on government bonds)	2.29%-2.51%	2.24%-2.62%	1.84%-1.86%	0.10%-1.87%	0.16%-0.70%	0.16%-0.70%

These assumptions represented our best estimates, but the estimates involve inherent uncertainties and the application of our judgment.

The options outstanding at December 31, 2017 had exercise prices in the range of €1.93 to €27.47 per share. On October 5, 2015, we amended the exercise price of all options granted under the 2010 Option Plan prior to January 2015 to be €1.93 per share to reflect the relative decrease in estimated fair value for each common share. As a result, we recognized an additional share option expense that was immaterial.

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

Valuation of Our Common Shares

Prior to the initial public offering of our common shares, the fair value of our common shares was determined by our then management board and supervisory board, and took into account our most recently available valuation of common shares performed by an independent valuation firm and our assessment of additional objective and subjective factors we believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant.

Our then management board and supervisory board considered numerous objective and subjective factors to determine their best estimate of the fair value of our common shares as of each grant date, including:

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

Upon the commencement of public trading of our common shares in May 2016 in connection with the initial public offering of our common shares, estimates by our board of directors are no longer necessary to determine the fair value of common shares.

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

Federal and state income taxes were paid in the United States because of our United States subsidiary; however, no tax charge or income was recognized in our Dutch entity during the reporting periods since we are in a loss-making position and have a history of losses. We have tax loss carry-forwards of €149.2 million, €101.1 million, and €76.5 million as of December 31, 2017, 2016, and 2015, respectively. As a result of Dutch income tax law, tax loss carry-forwards are subject to a time limitation of nine years.

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

In order to promote innovative technology development activities and investments in new technologies, a corporate income tax incentive has been introduced in Dutch tax law called the “Innovation Box.” Based on the Innovations Box ruling, we would owe on the first 75% of qualifying profits under the Dutch jurisdiction effectively 5% for Dutch income taxes. The remaining profit would be taxed at the Dutch statutory tax rate of 25%. Taxable profits will only qualify for the Innovations Box once the tax losses carried forward are completely utilized. The agreement with the tax authorities was originally signed for the tax years beginning in 2011 through 2015 and was subsequently extended through the year 2019. Since we are loss-making, no Dutch income tax is recognized in profit or loss.

Investments

Investments are classified as held-to-maturity and are initially measured at fair value. Subsequent to initial recognition, they are measured at amortized cost using the effective interest rate method. Investments are classified as held-to-maturity and carried at amortized cost as management has the positive intent and ability to hold them until maturity. Interest income from these securities is included in finance income.

Recent Accounting Pronouncements

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2017, and have not been applied in preparing these financial statements. Those which may be relevant to us are set out below. We do not plan to adopt these standards early.

IFRS 9 Financial Instruments

IFRS 9, published in July 2014, replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics. IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, measured at fair value through other comprehensive income and measured at fair value through profit or loss. The standard eliminates the existing IAS 39 categories of held to maturity, loans and receivables and available for sale. In addition, the revised guidance on the classification and measurement of financial instruments includes a new expected credit loss model for calculating impairment on financial assets and the new general hedge accounting requirements. Finally, IFRS 9 carries forward the guidance on recognition and derecognition of financial instruments from IAS 39.

IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. Based on its assessment, we believe that adoption of IFRS 9’s new classification requirements, new credit loss model or the new general hedge accounting requirements are not expected to have a material impact on our financial statements.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15 – Revenue from Contracts with Customers, which will replace existing revenue recognition guidance. The new standard requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. To achieve that core principle, an entity must identify the contract(s) with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the entity satisfies the performance obligation. The new standard will be effective for annual and interim reporting periods beginning after December 15, 2017. In anticipation of IFRS 15, we performed an impact assessment which consisted of a review of all license and collaboration agreements and government grants. Further, we held discussions with key stakeholders and identified and cataloged potential impacts of the new standard on our financial statements, accounting policies, financial controls and operations.

The adoption of IFRS 15 will primarily impact the amortization of our up-front license payments. We recognize revenue from up-front license payments on a straight-line basis over the contractual term of the arrangements or the period of continuing involvement which is 21 years for the Incyte Agreement and 4.5 years for the ONO Agreement. In applying IFRS 15, we have evaluated the distinct performance obligations in each agreement. As a result, the upfront license payments will be recognized over a shorter period of time consummate with the expected period of time to provide the distinct performance obligations within each agreement. Applying the recognition criteria under the current standard, up-front license payments associated with these agreements would have been deferred until the completion of the respective contractual period. As a result of the application of this guidance, we would have amortized additional revenue of approximately €8.3 million for the year ended December 31, 2017 and recorded a corresponding decrease in deferred revenue for the same amount. The new standard will not impact our revenue recognition practices for collaboration income and government grants.

We will adopt the standard using the full retrospective method, with the effect of initially applying this standard recognized at the beginning of the earliest period presented. As a result, the impact under this methodology to our previously reported revenues will be to restate prior reported revenues to conform to the new financial reporting commencing on January 1, 2018. We will report new disclosures required by this guidance within our Form 6-K for the interim period ending March 31, 2018. As the adoption of this new standard is anticipated to have a material impact on our revenues and net income on an ongoing basis, we have implemented a controls process to identify and evaluate new revenue-generating contracts with third-party customers. We will continue to monitor additional changes, modifications, clarifications or interpretations being undertaken by accounting regulatory bodies which may impact current conclusions. During 2018, we expect that the application of the standard to decrease deferred revenue by approximately €8.9 million as reported in the consolidated balance sheet and increase revenues by the same amount within the consolidated statement of operations. However, it is not expected to impact cash used in operating, financing or investing activities in our consolidated cash flows statement upon adoption.

IFRS 16 Leases

The IASB has issued a new standard on leases that will require lessees to recognize most leases on their balance sheets as lease liabilities with a corresponding right-of-use asset. The IASB has set an effective date to apply the new standard for periods beginning on or after January 1, 2019. We have identified known lease agreements and have started working on determining the impact on the financial statements. Additionally, we are assessing all effective agreements to determine whether there are embedded leases included under the definition as included under IFRS 16. Early adoption is permitted; however, we expect to adopt this standard in the first quarter of 2019. We are evaluating the impact that this guidance will have on our financial statements, including related disclosures, and expect the new standard to impact our internal controls, systems, and processes.

B. Liquidity and Capital Resources

Sources of Funds

Since our inception in 2003, we have devoted substantially all of our resources to developing our platform technology, bispecific antibody candidates, building our intellectual property portfolio, developing our supply chain, business planning, raising capital and providing for general and administrative support for these operations. We do not currently have any approved products and have never generated any revenue from product sales. We have principally financed our operations through (i) the initial public offering of our common shares, (ii) a public placement of equity securities with Incyte Corporation, or Incyte, (iii) an upfront milestone payment received from Incyte under a collaboration and license agreement, or the Collaboration Agreement and (iv) a private placement of common shares on February 15, 2018.

On May 24, 2016, we closed an initial public offering of 5,500,000 of our common shares and, on May 26, 2016, of an additional 639,926 of our common shares, at a price to the public of $10 per share (the “IPO”). We received net proceeds, after deducting underwriting discounts and commissions and offering expenses, of $53.3 million. On May 19, 2016, our common shares were listed on the Nasdaq and all of our preferred shares converted into common shares.

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

As of December 31, 2017, we had cash and cash equivalents of €149.7 million and investments of €41.1 million. Subsequently, on February 13, 2018, we entered into a Purchase Agreement with the purchasers named therein (the “Investors”). Pursuant to the Purchase Agreement, we agreed to sell an aggregate of 3,099,997 of our common shares, nominal value €0.09 per share, to the Investors for aggregate gross proceeds of approximately $55.8 million, at a purchase price equal to $18.00 per share. The closing of the private placement occurred on February 15, 2018.

We have no ongoing material financing commitments, such as lines of credit or guarantees that are expected to affect our liquidity over the next five years, other than leases.

Cash Flows

The table below summarizes our cash flows for each of the periods presented.

	Year Ended December 31,
	2017	2016	2015
	(euros in thousands)
Net cash used in operating activities	€(37,413)	€(25,733)	€(23,031)
Net cash used in investing activities	(41,625)	(408)	(53)
Net cash from financing activities	186,222	50,201	54,367

Net increase in cash and cash equivalents	€107,184	€24,060	€31,283

During 2017, we used €37.4 million of cash in operating activities, as compared to the use of €25.7 million in cash during 2016, an increase in the use of cash of €11.7 million. This increase in net cash used in operating activities was the result of the increase in net loss adjusted for non-cash items of €10.4 million and changes in working capital of €1.2 million. Our non-operating and non-cash charges during the year ended December 31, 2017 primarily consisted of unrealized foreign exchange results of €15.8 million, share option expenses of €12.8 million and the change in fair value of the derivative financial instrument of €10.7 million.

During 2016, we used €25.7 million of cash in operating activities, as compared to the use of €23.0 million in cash during 2015, an increase in the use of cash of €2.7 million. This increase in net cash used in operating activities was the result of the increase in net loss adjusted for non-cash items of €1.9 million and changes in working capital of €1.0 million. Our non-cash charges during the year ended December 31, 2016 primarily consisted of the change in change in the fair value of the derivative financial instrument of €19.2 million and share option expenses of €3.3 million.

Net cash used in investing activities for 2017 and 2016 was €41.6 million and €0.4 million, respectively. The increase in net cash used in investing activities during 2017 related primarily to €41.8 million for purchases of investments, offset, in part, by higher interest received of €0.8 million. The increase in net cash used in investing activities to €0.4 million for the year ended December 31, 2016 from €0.05 million for the year ended December 31, 2015 was primarily due to an increase in investments in laboratory and office equipment.

Net cash provided by financing activities in 2017 was €186.2 million which was primarily due to receipt of €186.7 million from the Incyte Agreements, offset, in part, by the full repayment of the loan from Rabobank of €0.5 million. Net cash provided by financing activities in 2016 was €50.2 million which was primarily related to proceeds from our IPO in May of 2016.

Net cash provided by financing activities in 2015 was €54.4 million and related to aggregate private placements resulting in gross cash proceeds of €46.5 million and the receipt of an €8.0 million convertible bridge loan granted by several shareholders in June 2015.

Operating and Capital Expenditure Requirements

We have not achieved profitability since our inception and, as of December 31, 2017, we had an accumulated loss of €167.5 million. We expect to continue to incur significant operating losses for the foreseeable future as we continue our research and development efforts and seek to obtain regulatory approval and commercialization of our bispecific antibody candidates.

We expect our expenses to increase substantially in connection with our ongoing development activities related to MCLA-128, MCLA-117, MCLA-158 and our pre-clinical programs. In addition, we expect to continue to incur additional costs associated with operating as a public company. We anticipate that our expenses will increase substantially if and as we:

•	conduct the clinical trials for MCLA-128, our most advanced bispecific antibody candidate in Phase 2 for metastatic breast cancer populations and Phase 1 in other solid tumors;

•	conduct the Phase 1 clinical trial of MCLA-117, our second most advanced bispecific antibody candidate;

•	continue the research and development of our other bispecific antibody candidates, including commencing clinical trials for our third bispecific antibody candidate, MCLA-158;

•	seek to enhance our technology platform, which generates our pipeline of Biclonics®, and discover and develop additional bispecific antibody candidates;

•	seek regulatory approvals for any bispecific antibody candidates that successfully completes clinical trials;

•	potentially establish a sales, marketing and distribution infrastructure and scale-up manufacturing capabilities to commercialize any products for which we may obtain regulatory approval;

•	maintain, expand and protect our intellectual property portfolio, including litigation costs associated with defending against alleged patent infringement claims or enforcing our intellectual property rights;

•	add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development and potential future commercialization efforts and to support our operation as a public company; and

•	experience any delays or encounter any issues any of the above, including but not limited to failed studies, complex results, safety issues or other regulatory challenges.

Based on our current operating plan, we expect our existing cash balances, including the proceeds received from our private placement offering that closed in February 2018, to last through the end of 2020. For this assessment we have taken into consideration our existing cash and cash equivalents of €149.7 million and investments of €41.1 million at December 31, 2017, together with the $55.8 million of proceeds received from our private placement offering that closed in February 2018.

In our opinion, our working capital is sufficient for our present requirements. We have based this estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development of MCLA-128, MCLA-117 and our pre-clinical programs and because the extent to which we may enter into collaborations with third parties for development of these bispecific antibody candidates is unknown, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of our bispecific antibody candidates. Our future capital requirements for MCLA-128, MCLA-117 or our pre-clinical programs, including MCLA-158 and MCLA-145, will depend on many factors, including:

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

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commitments

The table below summarizes our contractual obligations at December 31, 2017.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(euros in thousands)
Operating lease obligations(1)	€2,499	€602	€1,326	€571	€—

Total	€2,499	€602	€1,326	€571	€—

(1)	Amounts in the table reflect payments due for our office and laboratory facility in Utrecht, Netherlands.

G. Safe Harbor.

No disclosure required.

Item 6 Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following table presents information about our senior management and board of directors, including their ages as of the date of this Annual Report:

Name	Age	Position
Senior Management
Ton Logtenberg, Ph.D.	59	Chief Executive Officer
John Crowley	44	Chief Financial Officer
Hui Liu, Ph.D.	45	Chief Business Officer
L. Andres Sirulnik, M.D, Ph.D	51	Chief Medical Officer
Mark Throsby, Ph.D.	51	Chief Scientific Officer
Lex Bakker, Ph.D.	51	Chief Development Officer
Peter B. Silverman	40	General Counsel
John de Kruif	54	Chief Technology Officer

Board of Directors
Ton Logtenberg, Ph.D	59	Chief Executive Officer (Executive Director)
Mark Iwicki	51	Chairman of the Board (Non-Executive Director)
Wolfgang Berthold, Ph.D.	71	Member (Non-Executive Director)
Lionel Carnot	50	Member (Non-Executive Director)
John de Koning, Ph.D.	49	Member (Non-Executive Director)
Anand Mehra, M.D.	42	Member (Non-Executive Director)
Gregory Perry	57	Member (Non-Executive Director)

Senior Management

Ton Logtenberg, Ph.D. has served as our Chief Executive Officer and an executive board member since co-founding our company in June 2003. Prior to joining Merus, Dr. Logtenberg co-founded Crucell N.V., a biotechnology company specializing in vaccines and biopharmaceutical technology, and served as its executive vice president and chief scientific officer from July 2000 until November 2003. Dr. Logtenberg has served as a member of the board of directors of the Jenner Foundation since 2008 and a member of the board of directors of Utrecht Science Park since November 2014. Dr. Logtenberg holds a Ph.D. in medical biology from Utrecht University.

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

Alexander (“Lex”) Berthold Hendirk Bakker, Ph.D. has served as our Chief Development Officer since October 2010. His responsibilities include strategic scientific leadership, management of preclinical and clinical development and manufacturing, business development support, external collaboration and partnership management. Prior to joining Merus, Dr. Bakker directed preclinical and clinical development at Crucell N.V., a biotechnology company. Mr. Bakker holds a Ph.D in Tumor Immunology from the University of Nijmegen and was a postdoctoral fellow at the DNAX Research Institute.

Peter B. Silverman, J.D. has served as our General Counsel since February 2018 and our Chief Intellectual Property Officer since February 2017. His responsibilities include management of the company’s legal strategy and overseeing all aspects of the company’s legal operations. Prior to joining Merus, Mr. Silverman was a Partner at Kirkland & Ellis LLP, where he represented numerous life sciences companies concerning an array of legal matters. Mr. Silverman also served as judicial law clerk to U.S. District Court Judge Anne E. Thompson of the District of New Jersey. He holds a J.D from Fordham University School of Law. He is admitted to practice law in New York. Mr. Silverman also holds a B.A. in biology from the University of Rochester.

John de Kruif, Ph.D. has served as our Chief Technology Officer since January 2013 and previously served as our Chief Scientific Officer from April 2007 to January 2013. His responsibilities include management of antibody discovery, antibody engineering, external collaborations, partnerships management and operational activities. Before joining Merus, from October 2000 to October 2006, he served as a director of antibody discovery for Crucell N.V., a biotechnology company specializing in vaccines and biopharmaceutical technology. Dr. De Kruif holds a PhD in Antibody Engineering from Utrecht University.

Board of Directors

Mark Iwicki serves as Chairman of our board of directors and has been a non-executive member of our board of directors since June 2015. Mr. Iwicki also serves as the chief executive officer and chairman of the board of directors of Kala Pharmaceuticals, Inc. and as a member of the boards of directors of Aimmune Therapeutics, Inc., Nimbus Therapeutics, TARIS Biomedical and Oxeia Biopharmaceuticals. In addition, Mr. Iwicki has served on the board of the Wellesley Youth Hockey Association. Mr. Iwicki served as president and chief executive officer and a member of the board of directors of Civitas Therapeutics, Inc. from January 2014 until its acquisition by Acorda Therapeutics, Inc. in October 2014. From December 2012 to January 2014, Mr. Iwicki served as president and chief executive officer and director at Blend Therapeutics, Inc. From 2007 to June 2012, Mr. Iwicki was president and chief executive officer and director of Sunovion Pharmaceuticals, Inc., formerly Sepracor, Inc. Mr. Iwicki holds an M.B.A. from Loyola University.

Wolfgang Berthold, Ph.D. has been a non-executive member of our board of directors since September 2010. Dr. Berthold has held senior positions at Boehringer Ingelheim, GMBH, and BiogenIdec International, CH (now Biogen, Inc.), where he was responsible for various aspects of manufacturing operations, process development and facilities and engineering. He has over 30 years of experience in the industry. Since 2011, Dr. Berthold has served as president of Berthold BioPharm Consulting GmbH, Switzerland, a biotechnology consulting company. From February 2000 until March 2011, Dr. Berthold held positions of increasing seniority at BiogenIdec International, CH, including serving as its Chief Technology Officer. During that time, Dr. Berthold also served on the executive board of BiogenIdec International GMBH from February 2009 until his retirement in March 2011. Dr. Berthold holds a Ph.D. in biochemistry from the University of London.

Lionel Carnot was nominated to serve as a non-executive member of our board of directors by Bay City Capital Fund V, L.P., one of our shareholders, and has been a member of our board of directors since January 2010. Mr. Carnot is a managing director at Bay City Capital LLC, a global life sciences investment firm, a position he has held since March 2005. Mr. Carnot currently serves on the boards of directors of Oculis SA and iQone Healthcare Group. Mr. Carnot holds an M.B.A. with distinction from INSEAD and an M.S. with honors in molecular biology from the University of Geneva.

John de Koning, Ph.D. was nominated to serve on our board of directors by Coöperatief LSP IV U.A., one of our shareholders, and has been a non-executive member of our board of directors since January 2010. Dr. De Koning has been a partner at LSP (Life Sciences Partners) since January 2006. Dr. De Koning currently serves on the boards of the private companies GTX medical, eTheRNA and Aelin Therapeutics. Previously, he served on the supervisory boards of BMEYE (acquired by Edwards Lifesciences), Prosensa (acquired by BioMarin) and Skyline Diagnostics, and as a non-executive director on the boards of argenx, Pronota (acquired by MyCartis) and Innovative Biosensors Inc. Dr. De Koning holds an M.Sc. in medical biology from Utrecht University and a Ph.D. in oncology from the Erasmus University Rotterdam.

Ton Logtenberg, Ph.D. has served as an executive director of our company since founding our company in June 2003. See “—Senior Management.”

Anand Mehra, M.D. was nominated to serve on our board of directors by Sofinnova Venture Partners IX, L.P., one of our shareholders, and has been a non-executive member of our board of directors since August 2015. Dr. Mehra has been with Sofinnova Ventures since 2007, most recently holding the position of a general partner where he focuses on working with entrepreneurs to build drug development companies. He has led the firm’s investments in Vicept Therapeutics (acquired by Allergan), Aerie Pharmaceuticals, Inc., Aclaris Therapeutics, Inc., and Prothena Corporation PLC. He currently serves as a member of the boards of directors of Spark Therapeutics, Inc., Aclaris Therapeutics, Inc. and Marinus Pharmaceuticals Inc. as well as on the boards of several private companies. Dr. Mehra holds his M.D. from Columbia University’s College of Physicians and Surgeons.

Gregory D. Perry has been a non-executive member of our board of directors since May 2016. Mr. Perry served as Chief Financial and Administrative Officer of Novelion Therapeutics Inc. or Novelion, a public company, from November 2016 to December 2017. Prior to this, Mr. Perry was Chief Financial Officer of Aegerion Pharmaceuticals Inc, a public company, from July 2015 until its merger with Novelion in November 2016. Prior to that, he served as Chief Financial and Business Officer of Eleven Biotherapeutics, Inc., a public company, from January 2014 to June 2015. Before joining Eleven Biotherapeutics, Mr. Perry served as the Interim Chief Financial Officer of InVivo Therapeutics, a public company, from September 2013 to December 2013, and prior to that he served as the Senior Vice President and Chief Financial Officer of ImmunoGen, Inc., a public company, from 2009 until he was promoted in 2011 to Executive Vice President and Chief Financial Officer, a role he held until 2013. Before that, he was the Chief Financial Officer of Elixir Pharmaceuticals. Mr. Perry previously was Senior Vice President and Chief Financial Officer of Transkaryotic Therapies. He has also held various financial leadership roles within PerkinElmer Inc., Domantis Ltd., Honeywell and General Electric. Since February 2018, Mr. Perry has served on the Board of Directors of Kala Pharmaceuticals, including as Chair of its Audit Committee. From December 2011 to February 2016, Mr. Perry served on the Board of Directors of Ocata Therapeutics (a public biotechnology company), including as Chair of its Audit

Committee and a member of its Compensation Committee, until it was acquired by Astellas Pharma Inc. Mr. Perry received a B.A. in Economics and Political Science from Amherst College.

Family Relationships

There are no family relationships among any of the members of our board of directors or senior management.

B. Compensation.

Senior Management Remuneration

The following table sets forth the approximate remuneration paid during our 2017 fiscal year to our current senior management.

Name and Principal Position	Salary	Bonus(1)	Equity Awards(2)	All Other Compensation(3)	Total
Ton Logtenberg, Ph.D.	€432,782	€337,945	€4,675,590	€51,528	€5,497,845
Chief Executive Officer
John Crowley	€320,882	€120,170	€874,795	€—	€1,315,847
Executive Vice President, Chief Financial Officer
Hui Liu	€305,187	€114,369	€1,085,341	€—	€1,504,897
Executive Vice President, Chief Business Officer
Mark Throsby	€305,792	€114,519	€1,270,960	€35,618	€1,726,889
Executive Vice President, Chief Scientific Officer
L. Andres Sirulnik	€389,484	€147,756	€1,144,148	€—	€1,681,388
Executive Vice President, Chief Medical Officer
Lex B.H. Bakker	€266,612	€85,583	€206,097	€35,270	€593,563
Senior Vice President, Chief Development Officer
Peter B. Silverman(4)	€238,082	€86,238	€437,220	€—	€761,540
Executive Vice President, General Counsel
John de Kruif	€237,944	€76,380	€152,672	€37,527	€504,523
Senior Vice President, Chief Technology Officer

(1)	Amount shown reflects bonuses awarded for achievement of performance goals in our 2017 fiscal year.
(2)	Amount shown represents the grant date fair value of option awards and restricted stock units, or RSUs, granted in 2017. Option awards are measured using the Hull & White option pricing model. For a description of the assumptions used in valuing these awards, see note 14 to our financial statements included elsewhere in this Annual Report.
(3)	Amount shown represents pension, retirement or other similar contributions made by us.
(4)	Mr. Silverman’s salary was prorated to reflect the start of his employment with the Company on February 15, 2017.

Below is a brief description of the compensation plans and arrangements in which our senior management participate.

Base Compensation

We pay our senior management a base salary to compensate them for the satisfactory performance of services rendered to our company. Base salary is intended to provide a fixed component of compensation reflecting the senior management’s level of responsibility and performance. Our senior management’s base salaries for 2017 are set forth in the table above entitled “Senior Management Remuneration.”

Short-Term Incentive Plan

We maintain a short-term incentive plan pursuant to which we may grant our employees, including our senior management, incentive cash bonuses based upon corporate and/or individual performance. We generally pay annual cash bonuses based upon the achievement of set financial targets, non-financial and personal goals and company milestones for the period. Achievement of the targets is measured following year-end and the actual bonus amounts paid to our senior management, including our executive officers, are determined by our board of directors.

The corporate objectives set for 2017 pursuant to our short-term incentive plan accounted for 75% of the senior management’s bonus opportunity and were generally related to clinical developments, intellectual property, business developments and funding initiatives. Individual objectives are established annually for each member of the senior management and, in 2017, accounted for 25% of the senior management’s bonus opportunity. The actual bonus amounts paid to our senior management for 2017 are set forth in the table above entitled “Senior Management Remuneration”.

Long-Term Incentive Plan

We maintain the 2016 Plan under which we may grant cash and equity-based incentive awards to eligible service providers, including our executive board members, in order to attract, retain and motivate the persons who make important contributions to our company. The plan administrator has the authority to take all actions and make all determinations under the 2016 Plan, to interpret the 2016 Plan and award agreements and to adopt, amend and repeal rules for the administration of the 2016 Plan as it deems advisable. The plan administrator also has the authority to determine which eligible service providers receive awards, grant awards and set the terms and conditions of all awards under the 2016 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2016 Plan. The 2016 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, dividend equivalents, restricted stock units, and other stock or cash based awards. In connection with any spin-off, change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2016 Plan to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. The plan administrator may generally amend or terminate the 2016 Plan at any time.

The following table summarizes the options that we granted to our senior management in 2017 under the 2016 Plan:

Name	Grant Date	Number of Shares Subject to Option (#)(1)	Exercise Price Per Share ($)	Expiration Date	Restricted Stock Units
Ton Logtenberg, CEO	1/1/2017	377,271	21.11	12/30/2026	123,745
L. Andres Sirulnik, CMO	—	—	—	—	—
John Crowley, CFO	—	—	—	—	—
Hui Liu, CBO	1/1/2017	85,156	21.11	12/30/2026	27,931
Mark Throsby, CSO	1/1/2017	103,484	21.11	12/30/2026	33,943
Peter Silverman, CIPO	2/15/2017	50,000	25.90	2/14/2027	—
Lex Bakker, CDO	1/1/2017	15,739	21.11	12/30/2026	5,162
John de Kruif, CTO	1/1/2017	11,479	21.11	12/30/2026	3,765

(1)	The options and RSUs vest as to 25% of the shares on the first anniversary of the grant date and as to the remaining 75% of the shares in equal monthly installments for the 36 calendar months thereafter.

Pension Benefits

We offer some of our senior management the opportunity to participate in a post-retirement plan in order to provide competitive post-retirement benefits. For 2017, we contributed a total of € 0.1 million to provide pension, retirement or similar benefits to our senior management.

Employment Agreements

Ton Logtenberg, Chief Executive Officer and Executive Director

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

John Crowley, Chief Financial Officer

On October 5, 2016, we and our wholly-owned subsidiary Merus US, Inc., which we refer to as Merus US, entered into an employment agreement with John Crowley. Pursuant to the employment agreement, Mr. Crowley serves as Executive Vice President and Chief Financial Officer of us and Merus US. The employment agreement provides for an initial annual base salary of $362,500 and the opportunity to earn an annual cash incentive award based on performance with a target value equal to 35% of Mr. Crowley’s annual base salary. If Mr. Crowley’s employment is terminated by Merus US without cause or due to Mr. Crowley’s resignation for good reason, then subject to his executing a general release of claims and continuing compliance with the Company’s proprietary information agreement, Mr. Crowley will be entitled to receive (i) base salary continuation payments for 6 months and (ii) potential accelerated vesting of any portion of his initial option award that is unvested as of the date of his termination. If Mr. Crowley’s employment is terminated without cause or due to Mr. Crowley’s resignation for good reason within 12 months following a change in control of us, then subject to his executing a general release of claims and continuing compliance with the proprietary information agreement, Mr. Crowley will be entitled to receive (i) a lump sum payment equal to six months of his base salary and 50% of his target annual bonus; (ii) direct payment of or reimbursement for continued medical, dental or vision coverage pursuant to COBRA for up to nine months, and (iii) accelerated vesting of any portion of his unvested equity awards, except that performance-based equity awards will only vest subject to the attainment of the applicable performance goals.

Hui Liu, Chief Business Officer

On December 1, 2015, we and Merus US entered into an employment agreement with Hui Liu, which was amended and restated on March 2, 2016, pursuant to which Mr. Liu serves as Executive Vice President and Chief Business Officer of us and Merus US. The employment agreement provides for an initial annual base salary of $335,000 and the opportunity to earn an annual cash incentive award based on performance with a target value equal to 35% of Mr. Liu’s annual base salary. If Mr. Liu’s employment is terminated by Merus US without cause or due to Mr. Liu’s resignation for good reason, then subject to his executing a general release of claims and continuing compliance with the Company’s proprietary information agreement, Mr. Liu will be entitled to receive (i) base salary continuation payments for 6 months and (ii) potential accelerated vesting of any portion of his initial option award that is unvested as of the date of his termination. If Mr. Liu’s employment is terminated without cause or due to Mr. Liu’s resignation for good reason within 12 months following a change in control of us, then subject to his executing a general release of claims and continuing compliance with the proprietary information agreement, Mr. Liu will be entitled to receive (i) a lump sum payment equal to six months of his base salary and 50% of his target annual bonus; (ii) direct payment of or reimbursement for continued medical, dental or vision coverage pursuant to COBRA for up to nine months, and (iii) accelerated vesting of any portion of his initial option award that is unvested as of his date of termination.

Mark Throsby, Chief Science Officer

In July 2008, we entered into an employment agreement with Mr. Throsby for an unspecified term, which agreement may be terminated at the end of a calendar month by either Mr. Throsby or the company subject to the applicable statutory notice periods. Pursuant to the employment agreement, Mr. Throsby is entitled to a base salary, an annual vacation allowance equal to 8% of his gross salary, participation in a pension scheme and, in the event if his disability, certain continued payments of his base salary.

The agreement contains restrictive covenants which restrict Mr. Throsby’s ability to compete with the company for a period of 12 months following termination. Mr. Throsby is subject to a penalty of €10,000 for each violation of this covenant and an additional fine of €1,000 for each day the violation continues. Mr. Throsby is also prohibited from performing work for another employer or client during the course of his employment with us and is subject to a per violation fine of €5,000 and per day fine of €1,000 for as long as the violation continues.

The agreement also contains covenants regarding Mr. Throsby’s protection of our confidential information for a period of 5 years following his termination, violation of which subjects him to penalties of €50,000 for each violation and €1,000 for each day the violation continues. Mr. Throsby has also entered into a separate agreement with us regarding ownership of our intellectual property.

L. Andres Sirulnik, Chief Medical Officer

On November 1, 2016, we and Merus US entered into an employment agreement with L. Andres Sirulnik. Pursuant to the employment agreement, Mr. Sirulnik serves as Executive Vice President and Chief Medical Officer and of us and Merus US. The employment agreement provides for an initial annual base salary of $390,000 and the opportunity to earn an annual cash incentive award based on performance with a target value equal to 40% of Mr. Sirulnik’s annual base salary. In addition, the Company agreed to pay Mr. Sirulnik an amount equal to $50,000, within thirty (30) days following each of November 8, 2017 and November 8, 2018, subject to Mr. Sirulnik’s continued employment with the Company through each such date.

Lex B.H. Bakker, Chief Development Officer

In May 2010, we entered into an employment agreement with Mr. Bakker pursuant to which he serves as our Chief Development Officer. The agreement is for an unspecified term and may be terminated at the end of a calendar month by either Mr. Bakker or the company, subject to the applicable statutory notice periods. Pursuant to the employment agreement, Mr. Bakker is entitled to a base salary, an annual vacation allowance of 8% of his gross salary, participation in a pension scheme, reimbursement for certain commuting expenses and, in the event if his disability, certain continued payments of his base salary.

The agreement contains restrictive covenants which restrict Mr. Bakker’s ability to compete with the company for a period of 12 months following termination. Mr. Bakker is subject to a penalty of €10,000 for each violation of this covenant and an additional fine of €1,000 for each day the violation continues. Mr. Bakker is also prohibited from performing work for another employer or client during the course of his employment with us and is subject to a per violation fine of €5,000 and per day fine of €1,000 for as long as the violation continues.

The agreement also contains covenants regarding Mr. Bakker’s protection of our confidential information for a period of 5 years following his termination, violation of which subjects him to penalties of €50,000 for each violation and €1,000 for each day the violation continues, and regarding ownership of our intellectual property.

Peter B. Silverman, General Counsel

Effective February, 2017, we and Merus US entered into an employment agreement with Peter B. Silverman. The employment agreement provides for an initial annual base salary of $315,000 and the opportunity to earn an annual cash incentive award based on performance with a target value equal to 30% of Mr. Silverman’s annual base salary. If Mr. Silverman’s employment is terminated by Merus US without cause or due to Mr. Silverman’s resignation for good reason, then subject to his executing a general release of claims and continuing compliance with our proprietary information agreement, Mr. Silverman will be entitled to receive (i) an amount in cash equal to the sum of 0.5 times his annual base salary and (ii) a pro-rata portion of his target annual bonus for the calendar year in which the date of termination occurs, which shall be paid in the form of salary continuation in regular installments over the six-month period following his termination in accordance with the Company’s customary payroll practices. On February 21, 2018, Mr. Silverman was appointed Executive Vice President and General Counsel.

John de Kruif, Chief Technology Officer

In April 2007, we entered into an employment agreement with Dr. De Kruif for an unspecified term, which agreement may be terminated at the end of a calendar month by either Dr. De Kruif or the company subject to the applicable statutory notice periods. Pursuant to the employment agreement, Dr. De Kruif is entitled to a base salary, an annual vacation allowance equal to 8% of his gross salary, participation in a pension scheme and, in the event if his disability, certain continued payments of his base salary.

The agreement contains restrictive covenants which restrict Dr. De Kruif’s ability to compete with us for a period of 12 months following termination. Dr. De Kruif is subject to a penalty of €10,000 for each violation of this covenant and an additional fine of €1,000 for each day the violation continues. Dr. De Kruif is also prohibited from performing work for another employer or client during the course of his employment with us and is subject to a per violation fine of €5,000 and per day fine of €1,000 for as long as the violation continues.

The agreement also contains covenants regarding Dr. De Kruif’s protection of our confidential information for a period of five years following termination of his employment, violation of which subjects him to penalties of €50,000 for each violation and €1,000 for each day the violation continues. Dr. De Kruif has also entered into a separate agreement with us regarding ownership of our intellectual property.

Compensation of Board of Directors

The following table sets forth the remuneration paid during our 2017 fiscal year to members of our board of directors.

Name	Fees earned or paid in Cash	Option Awards(2)	Total
	(in euros)
Ton Logtenberg, Ph.D.(1)	€822,255	€4,675,590	€5,497,845
Mark Iwicki	€59,840	€120,956	€180,436
Wolfgang Berthold, Ph.D.	€41,700	€90,944	€132,644
Lionel Carnot	€35,445	€61,870	€97,315
John de Koning, Ph.D.	€38,573	€113,613	€152,186
Anand Mehra, M.D.	€42,743	€83,683	€126,426
Jack B. Nielsen(3)	€—	€—	€—
Gregory Perry	€47,955	€103,169	€151,124

(1)	Dr. Logtenberg did not receive any additional compensation for his service on our board during 2017. Amounts paid to Dr. Logtenberg for his service as an executive officer are set forth above in the section “Executive Officer Remuneration” above.
(2)	Amount shown represents the grant date fair value of option awards granted in 2017 measured using the Hull & White option pricing model. For a description of the assumptions used in valuing these awards, see note 14 to our financial statements included elsewhere in this Annual Report.
(3)	Dr. Nielsen resigned from our board of directors on May 24, 2017 and did not receive any compensation for his service on our board during 2017.

Remuneration of Board of Directors

Although Dutch law does not require that we establish a remuneration program for our members of our board of directors, we have established a Non-Executive Director Compensation Program. Under this program, remuneration for the members of our board of directors consists of cash and initial and annual equity awards. Each board member is entitled to receive an annual retainer of $35,000. The chairman of the board is entitled to an additional annual retainer of $28,000 and the chairman of the audit committee, compensation committee and nominating and corporate governance committee are each entitled to an additional annual retainer of $15,000, $10,000 and $7,500, respectively. A board member serving as a member of a committee other than the chairman is entitled to receive an additional annual retainer of $7,500 for service on the audit committee, $5,000 for service on the compensation committee, and $3,750 for service on the nominating and corporate governance committee. Retainers under the program are payable in arrears in four equal quarterly installments within 15 days following the end of each calendar quarter, provided, that the amount of each payment will be prorated for any portion of a quarter that a board member is not serving on our board. The remuneration program further provides for an automatic increase of the annual retainers on the first day of each calendar year by an amount equal to 3% of the value of such annual retainer in effect as of the immediately preceding calendar year.

Each board member who is initially elected or appointed to our board is eligible to receive an option to purchase the number of common shares of our company having an aggregate grant date fair value of $200,000 on the date of grant. In addition, if a board member has served on the board for at least six months as of the date of an annual meeting of shareholders and continue to serve as a board member following such annual meeting, such board member is eligible to receive, on the date of such annual meeting or as soon as practical thereafter, an option to purchase the number of common shares of our company having an aggregate grant date fair value of $100,000 on the date of grant. Options granted to our board members under the program have an exercise price equal to the fair market value of our common shares on the date of grant and expire not later than ten years after the date of grant. The options granted upon a board member’s initial election or appointment vest as to 33% of the shares subject to the award on the first anniversary of the date of grant and in 24 substantially equal monthly installments thereafter. The options granted annually to board members vest in 12 substantially equal monthly installments following the date of grant. In addition, all unvested options vest in full upon the occurrence of a change in control. The grant date fair value of each initial award and annual award is, subject to approval by our shareholders, increased on the first day of each calendar year by an amount equal to 3% of the grant date fair value in effect as of the immediately preceding calendar year, provided, that in no event shall the number of shares awarded pursuant to an initial award exceed 17,000 common shares and an annual award exceed 8,500 common shares, in each case, subject to adjustment as provided in the 2016 Plan.

Each board member is entitled to be reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the board and any committee of the board on which he or she serves.

Board of Directors 2017 Fiscal Year Equity Awards

During fiscal 2017, members of our board of directors were granted options to purchase common shares under the 2016 Plan as follows:

Name	Grant Date	Number of Shares Subject to Option (#)(1)	Exercise Price Per Share ($)	Expiration Date
Ton Logtenberg, Ph.D.	1/1/2017	377,271	21.11	12/30/2026
Mark Iwicki	5/24/2017	5,650	19.12	5/24/2027
Wolfgang Berthold, Ph.D.	5/24/2017	5,650	19.12	5/24/2027

Lionel Carnot	5/24/2017	5,650	19.12	5/24/2027
John de Koning, Ph.D.	5/24/2017	5,650	19.12	5/24/2027
Anand Mehra, M.D.	5/24/2017	5,650	19.12	5/24/2027
Jack B. Nielsen(2)	—	—	—	—
Gregory Perry	5/24/2017	5,650	19.12	5/24/2027

(1)	The options vest as to 33% of the shares subject to each award on the first anniversary of the date of grant and in 24 substantially equal monthly installments thereafter, subject to accelerated vesting upon the occurrence of a change in control event.
(2)	Dr. Nielsen resigned from our board of directors on May 24, 2017.

C. Board Practices.

On May 29, 2017, upon approval by our shareholders, our corporate governance structure changed from a two-tier model with a management board under the supervision of a supervisory board to a one-tier model with a unitary board of directors. Our board of directors is comprised of seven members. Each board member is elected for a term of up to four years. A board member may be re-appointed for up to two subsequent terms. Board members must retire periodically in accordance with a rotation plan. Our board members do not have a retirement age requirement under our Articles of Association. Our board members are elected, or re-appointed as the case may be, by our general meeting of shareholders in accordance with the Articles of Association to serve until their successors are duly elected and qualified.

The expiration of the current terms of the members of our Board of Directors and the period each member has served in that term are as follows:

Name	Year Current Term Began	Year Current Term Expires
Ton Logtenberg, Ph.D.	2017	2021
Mark Iwicki	2015	2020
Wolfgang Berthold, Ph.D.	2010	2017
Lionel Carnot	2010	2018
John de Koning, Ph.D.	2010	2017
Anand Mehra, M.D.	2015	2019
Gregory Perry	2016	2020

There are no arrangements or understanding between us and any of the members of our board of directors providing for benefits upon termination of their service.

Committees of the Board of Directors

Our board of directors has established an Audit Committee, Compensation Committee, and Nomination and Corporate Governance Committee, which operate pursuant to written charters adopted by our board of directors.

Audit Committee

The audit committee, which consists of Gregory Perry, Lionel Carnot and John de Koning, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Perry serves as Chairman of the committee.

The audit committee’s responsibilities include:

•	recommending the appointment of the independent auditor to the general meeting of shareholders;

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the board on at least an annual basis;

•	reviewing and discussing with the board and the independent auditor our financial statements and our financial reporting process; and

•	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee meets as often as one or more members of the audit committee deem necessary, but in any event, meets at least four times per year. The audit committee meets at least once per year with our independent accountant, without our management being present.

Compensation Committee

The compensation committee, which consists of Wolfgang Berthold, Mark Iwicki, and Anand Mehra, assists our board of directors in determining management compensation. Dr. Berthold serves as Chairman of the committee. The compensation committee prepares a proposal for the board concerning the compensation of each member of our management to be proposed for adoption by the general meeting of shareholders.

The compensation committee’s responsibilities include:

•	identifying, reviewing and proposing policies relevant to management compensation;

•	evaluating each member of management’s performance in light of such policies and reporting to the board;

•	analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of management;

•	recommending any equity long-term incentive component of each member of management’s compensation in line with the remuneration policy and reviewing our management compensation and benefits policies generally; and

•	reviewing and assessing risks arising from our compensation policies and practices.

Nomination and Corporate Governance Committee

The nomination and corporate governance committee, which consists of Mark Iwicki, Anand Mehra and John de Koning, assists our board of directors in identifying individuals qualified to become members of our board and part of our management consistent with criteria established by our board and in developing our corporate governance principles. Dr. Mehra serves as Chairman of the nomination and corporate governance committee.

The nomination and corporate governance committee’s responsibilities include:

•	drawing up selection criteria and appointment procedures for board members and management;

•	reviewing and evaluating the size and composition of our board and management and making a proposal for a composition profile of the board at least annually;

•	recommending nominees for election to our board and its corresponding committees;

•	assessing the functioning of individual members of the board and management and reporting the results of such assessment to the board; and

•	developing and recommending to the board our rules governing the board, reviewing and reassessing the adequacy of such rules governing the board and recommending any proposed changes to the board.

D. Employees.

As of December 31, 2017, we had 83 employees, 48 of whom hold M.D. or Ph.D. degrees. 60 of our employees work in research and development and 23 work in management and administrative areas. All of our employees are located in the Netherlands except for 14 employees located in the United States. None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We are in the process of establishing a workers’ council for our employees.

E. Share Ownership.

For information regarding the share ownership of members of our board of directors and senior management and arrangements involving our employees in our share capital, see “Item 6.B.—Compensation” and “Item 7.A.—Major Shareholders and Related Party Transactions.”

Item 7 Major Shareholders and Related Party Transactions.

A. Major Shareholders.

The following table sets forth information relating to the beneficial ownership of our common shares as of March 31, 2018 by:

•	each person known to us who beneficially owns 5% or more of our outstanding common shares;

•	each member of our board of directors; and

•	each of our senior managers.

The number of common shares beneficially owned by each entity, person, director or senior manager is determined in accordance with the rules of the U.S. Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the entity or individual has sole or shared voting power or investment power as well as any shares that the entity or individual has the right to acquire within 60 days following March 31, 2018 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person, as applicable.

Common shares that a person has the right to acquire within 60 days following March 31, 2018 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. As of March 31, 2018, we had 22,624,690 common shares outstanding. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Merus N.V., at Yalelaan 62, 3584 CM Utrecht, The Netherlands.

	Shares beneficially owned
Name of beneficial owner	Number	Percent
5% or Greater Shareholders
Incyte Corporation(1)	3,200,000	14.1%
BVF(2)	2,419,443	10.7%
Sofinnova Venture Partners IX, L.P.(3)	1,738,817	7.7%
Bay City Capital Coöperatief U.A.(4)	1,451,320	6.4%
Novo A/S(5)	1,410,417	6.2%
Cooperatief LSP IV UA(6)	1,225,661	5.4%
Johnson & Johnson Innovation - JJDC, Inc.(7)	1,195,943	5.3%
Wellington Management Group LLP(8)	1,181,946	5.2%
Baker Brothers Life Sciences L.P.(9)	1,160,014	5.1%
Senior Management and Board of Directors
Ton Logtenberg, Ph.D.(10)	553,646	2.4%
John Crowley(11)	68,715	*
Hui Liu(12)	96,955	*
L. Andres Sirulnik, M.D., Ph.D.(13)	87,040	*
Mark Throsby, Ph.D.(14)	102,262	*
Lex B.H. Bakker, Ph.D.(15)	23,303	*
Peter B. Silverman(16)	15,625	*
John de Kruif(17)	17,893	*
Mark Iwicki(18)	53,535	*
Wolfgang Berthold, Ph.D.(19)	8,214	*
Lionel Carnot(4),(20)	1,461,233	6.5%
John de Koning, Ph.D.(21)	9,913	*
Anand Mehra, M.D(3),(22)	1,748,730	7.7%
Gregory Perry(23)	9,913	*

*	Indicates beneficial ownership of less than 1% of the total outstanding common shares.
(1)	Consists of 3,200,000 common shares held directly by Incyte Corporation (“Incyte”). As of April 2017, the board of directors of Incyte is comprised of the following individuals: Harvé Hoppenot, Julian C. Baker, Jean-Jacques Bienaimé, Paul A. Brooke, Paul J. Clancy, Wendy Dixon, PhD and Paul A. Friedman, MD. Incyte is a publicly-traded company. Beneficial ownership information is based on a Schedule 13G filed with the SEC on January 23, 2017. Incyte’s address is 1801 Augustine Cut-Off, Wilmington, DE 19803.
(2)

Consists of (a) 1,134,098 shares held directly by Biotechnology Value Fund, L.P. (“BVF”), (b) 756,033 shares held directly by Biotechnology Value Fund II, L.P. (”BVF2”), (c) 329,030 shares held directly by certain partners managed accounts and (d) 200,282 shares held by Biotechnology Value Trading Fund OS LP (“Trading Fund OS”). BVF Partners OS Ltd. (“Partners OS”), as the general partner or Trading Fund OS, may be deemed to beneficially own the 200,282 shares held by Trading Fund OS. BVF Partners L.P. (“Partners”), as the general partner of BVF, BVF2, the investment manager of Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 2,419,443 shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and certain Partners managed accounts (the “Partners Managed Accounts”), including 329,030 shares held in the Partners Managed Accounts. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 2,419,443 shares beneficially owned by Partners. Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 2,419,443 shares beneficially owned by BVF Inc. Beneficial ownership information is based on a Schedule

13G/A filed with the SEC on March 5, 2018. The address for each of these entities is 1 Sansome Street, 30th Floor, San Francisco, CA 94104.
(3)	Consists of 1,738,817 common shares held directly by Sofinnova Venture Partners IX, L.P. (“Sofinnova VP”). Sofinnova Management IX, L.L.C. (“Sofinnova Management”) is the general partner of Sofinnova VP and Anand Mehra, Michael Powell and James Healy are the managing members of Sofinnova Management. Sofinnova Management, Anand Mehra (a member of our board), Michael Powell and James Healy may be deemed to have shared voting and dispositive power over the shares owned by Sofinnova VP. Such entities and individuals disclaim beneficial ownership over all shares except to the extent of any pecuniary interest therein. Beneficial ownership information is based on a Schedule 13D filed with the SEC on September 27, 2017. The address for Sofinnova VP and Sofinnova Management is 3000 Sand Hill Road, Building 4, Suite 250, Menlo Park, California 94025.
(4)	Consists of 1,451,320 common shares held directly by Bay City Capital Coöperatief U.A. (“COOP”). Bay City Capital Fund V, L.P. (“Fund V”) and Bay City Capital Fund V Co-Investment Fund, L.P. (“Fund V-SBS”) are the two sole investors of COOP. Bay City Capital Management V LLC (“BCCM V”) is the general partner of Fund V and Fund V-SBS. Bay City Capital LLC (“BCC LLC”, and together with COOP, Fund V, Fund V-SBS, and BCCM V, “Bay City Capital”) is the adviser and manager of BCCM V. Because COOP requires two members, BCCM V and BCC LLC represent Fund V and Fund V-SBS, respectively, as members of COOP. Thus, BCCM V and BCC LLC share voting and investment power over the shares held by COOP. Lionel Carnot, a member of our board, is a member of BCCM V and is employed as a managing director of BCC LLC together with Fred Craves, Carl Goldfischer, Dayton Misfeldt and Rob Hopfner. As such, each of these individuals may be deemed to share voting and investment power over these entities, and they disclaim beneficial ownership of all shares except to the extent of any pecuniary interest therein. Beneficial ownership information is based on a Schedule 13D filed with the SEC on May 27, 2016. Bay City Capital’s mailing address is De Boelelaan 7, 1083 HJ Amsterdam, Netherlands.
(5)	Consists of 1,410,417 common shares held directly by Novo A/S, a Danish limited liability company wholly owned by the Novo Nordisk Foundation. Novo A/S, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the shares owned by Novo A/S. The Novo Board, which is comprised of Sten Scheibye, Göran Ando, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, may exercise voting and dispositive control over the shares only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the Novo shares. Beneficial ownership information is based on a Schedule 13D filed with the SEC on March 3, 2017. The address of Novo A/S is Tuborg Havnevej 19, 2900 Hellerup, Denmark.
(6)	Consists of 1,225,661 common shares held directly by Coöperatief LSP IV U.A. (“LSP”). LSP IV Management BV (“LSP Management”) is the sole director of LSP. The managing directors of LSP Management are Martijn Kleijwegt, Rene Kuijten and Joachim Rothe. As such, LSP Management, Martijn Kleijwegt, Rene Kuijten and Joachim Rothe may be deemed to beneficially own and share voting power over these shares. LSP Management, Martijn Kleijwegt, Rene Kuijten and Joachim Rothe disclaim beneficial ownership of the shares. John de Koning, a member of our supervisory board, is employed as a partner at LSP. Mr. de Koning has no beneficial ownership of these shares, but he has a pecuniary interest in these shares pursuant to his employment at LSP. Beneficial ownership information is based on a Schedule 13D/A filed with the SEC on June 3, 2016. LSP’s mailing address is c/o LSP, Johannes Vermeerplein 9, 1071 DV Amsterdam, Netherlands.
(7)	Consists of 1,195,943 common shares held directly by Johnson & Johnson Innovation—JJDC, Inc. (“JJDC”). JJDC is a wholly-owned subsidiary of Johnson & Johnson (“J&J”). JJDC and J&J have shared voting and dispositive power over the shares and J&J may be deemed to indirectly beneficially own the shares. Beneficial ownership information is based on a Schedule 13G filed with the SEC on January 18, 2017. The address of JJDC is One Johnson & Johnson Plaza, New Brunswick, NJ 08933.
(8)

The shares are held by Wellington Management Group LLP. Wellington Investment Advisors Holdings LLP which controls directly, or indirectly through Willington Management Global Holdings, Ltd., (“Wellington Investment Advisers”). Wellington Investment Advisors Holdings LLP is owned by Willington Group Holdings LLP, Wellington Group Holdings LLP is owned by Wellington management Group LLP. Beneficial ownership information is based on a Schedule 13G filed with the SEC on

February 8, 2018. The address for each of these entities is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.
(9)	Consists of (a) 1,054,257 common shares held directly by Baker Brothers Life Sciences, L.P. (“Life Sciences”) and (b) 105,757 common shares held directly by 667, L.P. (“667”, and together with Life Sciences, the “Baker Funds”). Baker Bros. Advisors LP (“Advisors”) is the Investment Adviser for the Baker Funds and has sole voting and investment power with respect to the shares held by the Baker Funds. Baker Bros. Advisors (GP) LLC is the sole general partner of Advisors. Baker Bros. Advisors (GP) LLC, Julian C. Baker and Felix J. Baker as principals of the Baker Bros. Advisors (GP) LLC, and Advisors disclaim beneficial ownership of all shares. Beneficial ownership information is based on a Schedule 13G filed with the SEC on February 14, 2017. The address for each of these entities is 667 Madison Avenue, 21st Floor, New York, NY 10065.
(10)	Consists of (a) 160,814 common shares held by BioPhrase, B.V. (“BioPhrase”), Dr. Logtenberg’s personal holding company, (b) 45,272 common shares held by Dr. Logtenberg, and (c) 347,560 options to purchase common shares held by Dr. Logtenberg that vest within 60 days following March 31, 2018.
(11)	Consists of 68,715 options to purchase common shares that vest within 60 days following March 31, 2018.
(12)	Consists of 96,955 options to purchase common shares that vest within 60 days following March 31, 2018.
(13)	Consists of 87,040 options to purchase common shares that vest within 60 days following March 31, 2018.
(14)	Consists of 102,262 options to purchase common shares that vest within 60 days following March 31, 2018.
(15)	Consists of 23,303 options to purchase common shares that vest within 60 days following March 31, 2018.
(16)	Consists of 15,625 options to purchase common shares that vest within 60 days following March 31, 2018.
(17)	Consists of 17,893 options to purchase common shares that vest within 60 days following March 31, 2018.
(18)	Consists of 53,535 options to purchase common shares that vest within 60 days following March 31, 2018.
(19)	Consists of 8,214 options to purchase common shares that vest within 60 days following March 31, 2018.
(20)	Consists of 9,913 options to purchase common shares that vest within 60 days following March 31, 2018.
(21)	Consists of 9,913 options to purchase common shares that vest within 60 days following March 31, 2018.
(22)	Consists of 9,913 options to purchase common shares that vest within 60 days following March 31, 2018.
(23)	Consists of 9,913 options to purchase common shares that vest within 60 days following March 31, 2018.

To our knowledge, there has been no significant change in the percentage ownership held by the major shareholders listed above since January 1, 2017, except as discussed under Item 7.B “Related Party Transactions.”

B. Related Party Transactions.

The following is a description of related party transactions we have entered into since January 1, 2017 or currently in effect with any member of our board of directors or our executive officers and the holders of 5% or more of our common shares.

Registration Rights

Registration Rights Agreement with Incyte

In connection with the Collaboration Agreement, we entered into a Share Subscription Agreement, or the Subscription Agreement, with Incyte pursuant to which we agreed to register the common shares held by Incyte by June 1, 2017. We also agreed to use our reasonable best efforts to keep the registration statement effective until the earlier of (a) all of the common shares held by Incyte having been sold pursuant to an effective registration statement or in compliance with Rule 144 promulgated under the Securities Act of 1933, as amended, or the Securities Act, (b) at such time when the common shares held by Incyte could, in the opinion of counsel satisfactory to us, be sold by Incyte in a single transaction under the terms of the Subscription Agreement and the volume and manner of sale limitations under Rule 144 of the Securities Act, and (c) at such time as the registration statement registering the common shares has been effective for 42 months following the lock-up period of the common shares as specified in the Subscription Agreement. On June 1, 2017, we filed a registration statement on Form F-3 (File No. 333-218432) with the U.S. Securities and Exchange Commission registering the common shares held by Incyte, which was amended on June 14, 2017.

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

Agreements with Executive Officers

For a description of our agreements with our executive officers, see “Item 6.B.—Compensation.”

Indemnification Agreements

We have entered into agreements with members of our board of directors and our executive officers to indemnify them against expenses and liabilities to the fullest extent permitted by law. These agreements provide, subject to certain exceptions, for indemnification for related expenses including, among other expenses, attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by any of these individuals in any action or proceeding. In addition to such indemnification, we provide our board of directors and executive officers with directors’ and officers’ liability insurance.

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

On November 21, 2014, the Court found that there was clear and convincing evidence that a claim term present in each of the patent claims was indefinite and granted several of our proposed claim constructions. On February 24, 2015, the Court entered partial judgment in the proceeding, on the grounds that we did not infringe each of the patent claims, and that each of the patent claims were invalid due to indefiniteness. On November 2, 2015, the Court found Regeneron had withheld material information from the USPTO during prosecution of the patent, and Regeneron had engaged in inequitable conduct and affirmative egregious misconduct in connection with the prosecution of the patent. On December 18, 2015, Regeneron filed an appeal of the Court’s decision. The appeal hearing at the Federal Circuit took place on February 13, 2017. On July 27, 2017, the U.S. Court of Appeals for the Federal Circuit affirmed the trial court’s conclusion that Regeneron had engaged in inequitable conduct before the United States Patent and Trademark Office and affirmed that Regeneron’s ‘018 patent is unenforceable. Regeneron petitioned for a panel rehearing and rehearing en banc of this decision by the Federal Circuit on September 12, 2017, which the Company responded to and opposed on November 2, 2017. On December 26, 2017, the full Federal Circuit denied Regeneron’s request to rehear the matter. The case is returned to the District Court to adjudicate the Company’s motion requesting that Regeneron pay Merus’ attorneys fees’ and costs’ incurred as a result of Regeneron filing suit. On March 26, 2018, the trial court ruled that Merus’ motion for attorney fees, expert fees, and costs is granted. Merus must next submit a detailed explanation of those attorney fees, expert fees, and costs of such award in the following weeks.

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

Regeneron has also raised opposition proceedings against certain of our patents in jurisdictions including Europe, Japan and Australia, including pertaining to Merus’ patent family related to “Antibody producing non-human animals”, which concerns features of Merus’ Biclonics® technology platform. Such opposition proceedings have become increasingly common in the EU and are costly to defend. On August 11, 2014, a notice of opposition against Merus’ EP 2147594 (the “EP ‘594 patent”), entitled “Antibody Producing Non-Human Mammals” was filed in the European Patent Office (the “EPO”) by Regeneron. The notice asserted, as applicable, lack of novelty, lack of inventive step, and insufficiency. The Company’s response to the oppositions was filed on April 2, 2015. Following an oral hearing before the Opposition Division of the EPO on October 28, 2016, the Opposition Division upheld the EP ‘594 Patent without amendments. Regeneron filed grounds of appeal on July 19, 2017, and Merus responded on November 30, 2017. The appeal is currently pending.

In Australia, Regeneron opposed Merus’ patent application 2009263082, entitled “Antibody producing non-human animals.” In a decision dated May 5, 2017, the Australian Patent Office determined certain claims of the application were valid and others were not. Merus filed amendments to certain claims with the Australian Patent Office has found valid, with further proceedings to follow.

On July 15, 2014, a notice of opposition against Merus’ EP 2314629 patent (the “EP ‘629 patent”), entitled “Recombinant Production of Mixtures of Antibodies” was filed in the European Patent Office (the “EPO”) by Regeneron. The notice asserted, as applicable, added subject matter, lack of novelty, lack of inventive step, and insufficiency. Merus responded on February 24, 2015. Following an oral hearing before the Opposition Division of the EPO on June 22, 2016, the Opposition Division upheld the EP ‘629 Patent with amendments. Both Regeneron and Merus filed a notice of appeal followed by grounds of appeal on December 1st and 4th, 2017 respectively, with further proceedings to follow.

On April 5, 2017, a notice of opposition against Merus’ EP 2604625 patent (the “EP ‘625 patent”), entitled “Generation of Binding Molecules” was filed in the EPO by Regeneron and an unnamed third party. The notices asserted, as applicable, added subject matter, lack of novelty, lack of inventive step, and insufficiency. Merus intends to timely respond to these submissions with proceedings to be ongoing.

As each of these proceedings continue, we cannot assure you that we will ultimately prevail in these opposition proceedings brought by Regeneron and an anonymous third party against our intellectual property.

From time to time, we may be involved in various other claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any other material legal proceedings.

Dividend Distribution Policy

We have never paid or declared any cash dividends on our common shares, and we do not anticipate paying any cash dividends on our common shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Under Dutch law, a Dutch public company with limited liability (naamloze vennootschap) may only pay dividends if the shareholders’ equity (eigen vermogen) exceeds the sum of the paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or our Articles of Association. Subject to such restrictions, any future determination to pay dividends will be at the discretion of our general meeting upon the proposal of our board of directors. Any future approval will depend upon the board’s review of a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

B. Significant Changes.

None.

Item 9 The Offer and Listing.

A. Offer and Listing Details.

Our common shares have been listed on The Nasdaq Global Market under the symbol “MRUS” since May 19, 2016. The following table sets forth for the periods indicated the high and low sales prices per common share as reported on The Nasdaq Global Market:

	Price Per Common Share
	High	Low
Year Ended December 31,
2016 (beginning May 19)	$22.19	$7.26
2017	$33.63	$13.23

Quarter Ended
Second Quarter 2016 (beginning May 19)	$10.89	$7.26
Third Quarter 2016	$16.98	$8.42
Fourth Quarter 2016	$22.19	$13.13
First Quarter 2017	$33.63	$20.55
Second Quarter 2017	$25.44	$13.23
Third Quarter 2017	$21.07	$13.30
Fourth Quarter 2017	$21.94	$14.05
First Quarter 2018	$20.50	$14.90
Second Quarter 2018 (through April 27, 2018)	$18.98	$16.66

Month of
October 2017	$21.94	$15.55
November 2017	$18.44	$14.05
December 2017	$19.40	$14.20
January 2018	$19.99	$14.90
February 2018	$19.50	$15.10
March 2018	$20.50	$17.17
April 2018 (through April 27)	$18.98	$16.66

B. Plan of Distribution.

Not applicable.

C. Markets.

Our common shares have been listed on The Nasdaq Global Market under the symbol “MRUS” since May 19, 2016.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

Item 10. Additional Information.

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

The information in response to this item is contained under the caption “Description of Share Capital and Articles of Association” and “Comparison of Dutch Corporate Law and Our Articles of Association and U.S. Corporate Law” in our Form F-3 Registration Statement filed with the Securities and Exchange Commission on June  1, 2017 and is incorporated herein by reference.

C. Material Contracts.

We have entered into the following material contracts since the period beginning two years prior to the date of this Annual Report.

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

License and Collaboration Agreements

We have entered into license and collaboration agreements with Incyte Corporation, ONO Pharmaceuticals, Inc. and Simcere Pharmaceutical Group. Information on these agreements may be found in this Annual Report under “Item 4—Information on the Company—Collaboration Agreements” and is incorporated herein by reference.

Employment Agreements

We have entered into employment agreements with our executive officers. Information on these agreements may be found in this Annual Report under “Item 6—Directors, Senior Management and Employees—Compensation” and is incorporated herein by reference.

Indemnification Agreements

We have entered into indemnification agreements with members of our board of directors and our executive officers. Information on the indemnification agreements may be found in this Annual Report under “Item 7—Major Shareholders and Related Party Transactions—Indemnification Agreements” and is incorporated herein by reference.

Registration Rights Agreements

We have entered into registration rights agreements with Incyte under the Share Subscription Agreement and with certain of our shareholders under a Registration Rights Agreement. Information on the registration rights agreements may be found in this Annual Report under “Item 7—Major Shareholders and Related Party Transactions—Registration Rights” and is incorporated herein by reference.

We have entered into a stock purchase agreement and registration rights agreement concerning, wherein we received aggregate gross proceeds of approximately $55.8 million from a private placement offering closed on February 15, 2018 (see Note 2 and Note 24).

Lease

On November 1, 2016, we entered into a lease agreement with Stichting Incubator Utrecht for approximately 11,125 square feet of office and laboratory space in Utrecht, the Netherlands. The lease has a term of five years and expires on October 31, 2021. The agreed rental price is €402 thousand per year.

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

E. Taxation.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of common shares. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that holds common shares as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate tax consequences, alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding common shares as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the common shares;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•	tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	S corporations or entities classified as partnerships for U.S. federal income tax purposes;

•	regulated investment companies or real estate investment trusts;

•	persons who acquired our common shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the common shares being taken into account in an applicable financial statement;

•	persons that own or are deemed to own ten percent or more of our shares by vote or value; and

•	persons holding common shares in connection with a trade or business conducted outside the United States.

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

Passive Foreign Investment Company Rules

Based on the current and anticipated value of our assets, including goodwill, and the composition of our income, assets and operations, we do not believe we were a PFIC for our taxable year ended December 31, 2017. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure holders of our common shares that the IRS will not take a contrary position. A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

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

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

We maintain a corporate website at www.merus.nl. We make available free of charge on our website our Reports on Form 6-K and our Annual Reports on Form 20-F, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the U.S. Securities and Exchange Commission, or the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

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

PART II

Item 13 Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds.

A. Use of Proceeds

In May 2016, we completed the initial public offering of our common shares, or IPO, and issued and sold 6,139,926 common shares at a public offering price of $10.00 per share, including 639,926 common shares pursuant to the underwriters’ partial exercise of their option to purchase additional common shares. We received aggregate gross proceeds from the IPO of approximately $61.4 million and aggregate net proceeds of approximately $53.3 million after deducting underwriting discounts and commissions of $3.9 million and offering expenses of $4.2 million. The offer and sale of all of the shares in the IPO was registered under the Securities Act of 1933, as amended, or the Securities Act, pursuant to a registration statement on Form F-1 (File No. 333-207490), which was declared effective by the Securities and Exchange Commission, or the SEC, on May 19, 2016. There has been no material change in our planned use of the net proceeds from the IPO as described in our final prospectus filed pursuant to Rule 424(b)(4) under the Securities Act with the SEC on May 20, 2016. As of the date of the filing of this Annual Report on Form 20-F, we have used all of the net proceeds from the IPO.

Item 15 Controls and Procedures.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2017. Based on the evaluation of our disclosure controls and procedures as of December 31, 2017, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were not effective at the reasonable assurance level as a result of the material weaknesses in internal control over financial reporting described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer and based on criteria set forth in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2017 as a result of the material weaknesses discussed below.

A material weakness is a control deficiency or a combination of control deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified control deficiencies associated with a lack of adequate cut-off procedures to ensure the proper and timely recognition, measurement and classification of operating expenses and certain period-end accruals. Specifically, we did not design and maintain effective internal control over the assessment of the accounting for significant contractual arrangements related to our clinical research and manufacturing agreements and the classification of operating expenses. There is a reasonable possibility that these deficiencies could result in a material misstatement of our financial statements or in related disclosures in our annual or interim consolidated financial statements that we would not be able to prevent or detect on a timely basis. Accordingly, management has determined that these control deficiencies constitute a material weakness.

As previously reported in our Annual Report on Form 20-F for the year ended December 31, 2016, we identified two material weaknesses related to insufficient accounting resources required to fulfill IFRS and SEC reporting requirements and insufficient comprehensive IFRS accounting policies and financial reporting procedures. Due to the material weakness identified in management’s assessment of our internal control over financial reporting as of December 31, 2017, management determined that these material weaknesses were not remediated as of December 31, 2017.

Management has implemented and continues to implement various measures to address its internal control deficiencies. These measures are outlined below.

Remediation Measures

With the oversight of management and our Audit Committee, we have taken and plan to take steps intended to address the underlying causes of the material weaknesses identified, primarily through the redesign of specific processes and controls associated with review of contractual agreements, including a quarterly identification and review of significant agreements with the management team to ensure that the relevant accounting implications are identified and considered. Additionally, we are in the process of redesigning our controls over operating expenses, including the related balance sheet accounts. We are also continuing the hiring of additional financial resources, enhancing our IFRS accounting policies and procedures and developing review controls related to our financial close and reporting processes.

Although we plan to complete this remediation process as quickly as possible, we cannot, at this time, estimate when such remediation may occur, and our initiatives may not prove successful in remediating the material weakness. Management may determine to enhance other existing controls and/or implement additional controls as the remediation process progresses. It will take time to determine whether the additional controls we are implementing will be sufficient to accomplish their intended purpose. Accordingly, the material weaknesses may continue for a period of time.

Our Audit Committee and management are closely monitoring the remediation process. Until the remediation efforts discussed in this section, including any additional remediation efforts that our management identifies as necessary, are completed, tested and determined effective, we will not be able to conclude that the material weaknesses have been remediated. In addition, we may need to incur incremental costs associated with this remediation, primarily due to the hiring and training of finance and accounting personnel and the implementation and validation of improved accounting and financial reporting procedures.

Notwithstanding the material weaknesses, our management, based on the substantial work performed, concluded that our consolidated financial statements for the periods covered by and included in this Annual Report are fairly stated in all material respects in accordance with IFRS for each of the periods presented in this Annual Report. Because the remediation actions discussed above have not been fully implemented as of the date of this report, the material weaknesses were not considered remediated as of December 31, 2017.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. We are not subject to the attestation requirement because we are an emerging growth company.

Changes in Internal Control over Financial Reporting

Other than as described in this Item 15, there was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) identified in connection with the evaluation of our internal control over financial reporting during the year ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16 A. Audit Committees Financial Expert.

Our board of directors has determined that Gregory Perry is an audit committee financial expert as defined by the rules of the U.S. Securities and Exchange Commission and has the requisite financial sophistication under the applicable rules and regulations of Nasdaq. Mr. Perry is independent as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and under the listing standards of Nasdaq.

Item 16B. Code of Ethics.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, management, including our principal executive officer, principal financial officer and principal accounting officer, board of directors, consultants, and others temporarily assigned to perform work or services for us. The Code of Conduct is available on our website at www.merus.nl. We intend to satisfy the disclosure requirement under Item 16B(e) of Form 20-F regarding amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics, as well as Nasdaq’s requirement to disclose waivers with respect to directors and executive officers, by posting such information on our website at the address and location specified above. Our board of directors is responsible for administering the Code of Conduct. The board of directors is allowed to amend, alter or terminate the Code of Conduct.

Item 16C. Principal Accountant Fees and Services.

The following table summarizes the fees of KPMG Accountants N.V., our independent registered public accounting firm, billed to us for each of the last two fiscal years for audit and other services:

Fee Category	2017	2016
Audit Fees	€1,234,000	€1,001,000
Audit-Related Fees	10,000	—
Tax Fees	—	10,000
All Other Fees	—	—

Total Fees	€1,244,000	€1,011,000

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

Audit-Related Fees

Audit related fees relate to an assurance engagement related to a specific research grant.

Tax Fees

Tax fees consist of fees for professional services, including tax consulting and compliance performed by KPMG Accountants N.V for the year ended December 31, 2016.

All Other Fees

We did not incur any other fees in 2017 or 2016.

Audit Committee Pre-Approval Policy and Procedures

Pursuant to the charter of the Audit Committee, the Audit Committee pre-approves audit and non-audit services before engaging our independent auditor to provide those services, unless the independent auditor is engaged under a pre-approval policy established by the Audit Committee or if the services to be provided by the independent auditor fall within the available exceptions under the rules of the U.S. Securities and Exchange Commission. The Audit Committee may delegate its authority to pre-approve services to one or more members of the Audit Committee, and the designee must present any such approvals to the full Audit Committee at the next Audit Committee meeting.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F. Change in Registrant’s Certifying Accountant.

There has been no change in our independent accountant during our two most recent fiscal years.

Item 16G. Corporate Governance.

We are a foreign private issuer. As a result, in accordance with the rules of the Nasdaq Stock Market LLC, we comply with Dutch governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards.

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

Item 18 Financial Statements.

See pages F-1 through F-42 of this Annual Report.

Item 19 Exhibits.

			Incorporated by Reference to Filings Indicated
Exhibit Number	Exhibit Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished
1.1	Articles of Association (English translation)					*

2.1	Registration Rights Agreement, dated May 24, 2016, by and among the Registrant and the shareholders party thereto	6-K	001-37773	4.1	5/27/16

4.1#	Merus N.V. 2010 Employee Option Plan, as amended					*

4.2#	Merus N.V. 2016 Incentive Award Plan and forms of award agreements thereunder, as amended					*

4.3#	Non-Executive Director Compensation Program					*

4.4#	Form of Board of Directors Indemnification Agreement	F-1/A	333-207490	10.4	5/9/16

4.5#	Employment Contract between the Registrant and Ton Logtenberg, dated January 21, 2010.	F-1	333-207490	10.5	10/19/15

4.6#	Employment Agreement, dated October 5, 2016, by and among Merus US, Inc., the Registrant and John J. Crowley	6-K	001-37773	10.1	11/3/16

4.7#	Employment Agreement, dated December 16, 2015, by and among Merus US, Inc., the Registrant and Hui Liu, as amended on March 2, 2016					*

4.8#	Employment Agreement, dated November 1, 2016, by and among Merus US, Inc., the Registrant and L. Andres Sirulnik					*

4.9#	English language translation of Employment Agreement, dated as of July 19, 2008, by and between the Registrant and Mark Throsby, as amended on March 10, 2010					*

			Incorporated by Reference to Filings Indicated
Exhibit Number	Exhibit Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished
4.10#	English language translation of Employment Agreement, dated as of August 5, 2010, by and between the Registrant and Alexander Bakker					*

4.11#	English language translation of Employment Agreement, dated as of April 2, 2007, by and between the Registrant and John de Kruif, as amended on March 10, 2010					*

4.12#	Employment Agreement, dated as of December 24, 2016, by and between the Registrant and Peter Silverman, as amended February 1, 2017					*

4.13	English language translation of Loan Agreement between the Registrant and Coöperatieve Rabobank Utrechtse Heuvelrug U.A., dated December 29, 2005.	F-1	333-207490	10.8	10/19/15

4.14	English language translation of letter amendment, dated October 21, 2015, to Loan Agreement between the Registrant and Coöperatieve Rabobank Utrechtse Heuvelrug U.A.	F-1/A	333-207490	10.9	1/21/16

4.14.1	English language translation of letter amendment, dated March 15, 2016, to Loan Agreement between the Registrant and Coöperatieve Rabobank Utrechtse Heuvelrug U.A.	F-1/A	333-207490	10.9.1	5/9/16

4.14.2	English language translation of letter amendment, dated March 15, 2016, to Loan Agreement between the Registrant and Coöperatieve Rabobank Utrechtse Heuvelrug U.A.	F-1/A	333-207490	10.9.2	5/9/16

4.15	English language translation of Lease Agreement between the Registrant and Stichting Incubator Utrecht, dated April 22, 2016.	F-1/A	333-207490	10.12	5/9/16

4.15.1	English language translation of Amendment to Lease Agreement, dated as of November 1, 2016 by and between the Registrant and Stichting Incubator Utrecht					*

4.16†	Collaboration and License Agreement, dated December 20, 2016, by and between the Registrant and Incyte Corporation	20-F	001-3773	4.12	4/28/17

4.17†	Share Subscription Agreement, dated December 20, 2016, by and between the Registrant and Incyte Corporation	20-F	001-3773	4.13	4/28/17

Incorporated by Reference to Filings Indicated
Exhibit Number	Exhibit Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished
4.18†	Contract Research and License Agreement and Addendum between the Registrant and ONO Pharmaceutical Co., Ltd., dated April 8, 2014.	F-1	333-207490	10.9	10/19/15

4.19††	Contract Research and License Agreement by and between the Registrant and Ono Pharmaceuticals Co., Ltd., dated March 14, 2018					*

4.20	Securities Purchase Agreement, dated February 13, 2018, by an among the registrant and the Investors identified on Exhibit A attached thereto	6-K	0001-3773	99.1	2/15/18

4.21	Registration Rights Agreement, dated February 13, 2018, by and among the registrant and the Investors identified on Exhibit A attached thereto	6-K	0001-3773	99.2	2/15/18

8.1	List of Subsidiaries	F-1/A	333-207490	21.1	4/8/16

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer					*

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer					*

13.1	Section 1350 Certification of Chief Executive Officer					**

13.2	Section 1350 Certification of Chief Financial Officer					**

15.1	Consent of KPMG Accountants N.V.					*

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Label Linkbase Document.

101.PRE*	XBRL Taxonomy Presentation Linkbase Document.

*	Filed herewith.
**	Furnished herewith.
#	Indicates management contract or compensatory plan.
†	Confidential treatment granted as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.
††	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

Index to Financial Statements

Consolidated Financial Statements as of December 31, 2017, 2016, and 2015

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Merus N.V.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Merus N.V. and subsidiary (together, the Company) as of December 31, 2017 and 2016, and the related consolidated statements of profit or loss and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement , whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Accountants N.V.

We have served as the Company’s auditor since 2009.

Amstelveen, the Netherlands

April 30, 2018

Consolidated Statement of Financial Position as at December 31, 2017

	Notes	December 31, 2017	December 31, 2016
		(euros in thousands)
Non-current assets
Property, plant and equipment	6	1,168	648
Intangible assets	7	312	374
Restricted cash	12	—	167
Non-current investments	9	7,060	—
Other assets		129	109

		8,669	1,298

Current assets
Financial asset	9	—	11,847
Trade and other receivables	10	4,413	2,248
Current investments	9	34,043	—
Cash and cash equivalents		149,678	56,917

		188,134	71,012

Total assets		196,803	72,310

Shareholders’ equity	14
Issued and paid-in capital		1,749	1,448
Share premium account		213,618	139,878
Accumulated loss		(167,480)	(107,295)

Total equity		47,887	34,031

Non-current liabilities
Borrowings	12	—	319
Deferred revenue	13	130,195	30,206

Current liabilities
Borrowings	12	—	167
Trade payables		2,855	2,298
Taxes and social security liabilities		243	29
Deferred revenue	13	6,996	1,610
Other liabilities and accruals	11	8,627	3,650

		18,721	7,754

Total liabilities		148,916	38,279

Total equity and liabilities		196,803	72,310

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Profit or Loss and Comprehensive Loss

		For the year ended December 31,
	Notes	2017	2016	2015
		(Euros in thousands, except per share data)
Revenue	15	13,600	2,719	1,977

		13,600	2,719	1,977
Research and development costs	16	(34,125)	(18,424)	(16,181)
Management and administration costs	16	(13,697)	(4,258)	(768)
Other expenses	16	(9,395)	(7,709)	(8,067)

Total operating expenses		(57,217)	(30,391)	(25,016)
Operating result		(43,617)	(27,672)	(23,039)
Finance income	18	1,112	88	50
Finance expenses	18	(30,335)	(19,644)	(195)

Total finance income (expenses)		(29,223)	(19,556)	(145)

Result before tax		(72,840)	(47,228)	(23,184)
Income tax expense	8	(249)	—	—

Result after taxation		(73,089)	(47,228)	(23,184)
Exchange differences from translation of foreign operations		89	8	—

Other comprehensive income		89	8	—

Total comprehensive loss for the year		(73,000)	(47,220)	(23,184)

Basic (and diluted) loss per share(1)(2)	19	(3.80)	(3.57)	(3.95)

The results and comprehensive losses for the years presented are fully attributable to the owners of the Company.

(1)	The basic (and diluted) loss per share is adjusted for the 2015 period based on the reverse share split with reference to note 14 regarding the capital reorganization.
(2)	For the periods included in these financial statements, the share options are not included in the diluted loss per share calculation as the Company was loss-making in all these periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted loss per share is equal.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

	Note	Common share capital	Class A Pref. share capital	Class B Pref. share capital	Class C Pref. share capital	Common share premium	Class A Pref. share premium	Class B Pref. share premium	Class C Pref. share premium	Accumulated loss	Total equity
		(euros in thousands)
Balance at January 1, 2015		30	21	231	—	1,564	1,334	34,026	—	(40,765)	(3,559)
Result		—	—	—	—	—	—	—	—	(23,184)	(23,184)
Other comprehensive income		—	—	—	—	—	—	—	—	—	—

Total comprehensive loss		—	—	—	—	—	—	—	—	(23,184)	(23,184)

Transactions with owners of the Company:
Issuance of shares (net)	14	—	—	120	373	—	—	4,880	49,105	—	54,478
Equity settled shared-based payments	17	—	—	—	—	—	—	—	—	567	567

Total contributions by and distributions to owners of the Company		—	—	120	373	—	—	4,880	49,105	567	55,045

Balance at December 31, 2015		30	21	351	373	1,564	1,334	38,906	49,105	(63,382)	(28,302)

Balance at January 1, 2016		30	21	351	373	1,564	1,334	38,906	49,105	(63,382)	(28,302)
Result		—	—	—	—	—	—	—	—	(47,228)	(47,228)
Other comprehensive income		—	—	—	—	—	—	—	—	8	8

Total comprehensive loss		—	—	—	—	—	—	—	—	(47,220)	(47,220)

Transactions with owners of the Company:
Issuance of shares (net)	14	673	—	—	—	50,478	—	—	—	—	51,151
IPO expenses		—	—	—	—	(1,509)	—	—	—	—	(1,509)
Conversion of preference shares		745	(21)	(351)	(373)	89,345	(1,334)	(38,906)	(49,105)	—	—
Equity settled shared-based payments	17	—	—	—	—	—	—	—	—	3,307	3,307
Total contributions by and distributions to owners of the Company		1,418	(21)	(351)	(373)	138,314	(1,334)	(38,906)	(49,105)	3,307	52,949

Balance at December 31, 2016		1,448	—	—	—	139,878	—	—	—	(107,295)	34,031

Balance at January 1, 2017		1,448	—	—	—	139,878	—	—	—	(107,295)	34,031
Result		—	—	—	—	—	—	—	—	(73,089)	(73,089)
Other comprehensive loss		—	—	—	—	—	—	—	—	89	89

Total comprehensive loss		—	—	—	—	—	—	—	—	(73,000)	(73,000)
Transactions with owners of the Company:
Issuance of shares (net)	14	301	—	—	—	73,740	—	—	—	—	74,041
Equity settled shared-based payments	17	—	—	—	—	—	—	—	—	12,815	12,815

Total contributions by and distributions to owners of the Company		301	—	—	—	73,740	—	—	—	12,815	86,856

Balance at December 31, 2017		1,749	—	—	—	213,618	—	—	—	(167,480)	47,887

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash flows for the year ended December 31

	Note	2017	2016	2015
		(euros in thousands)
Cash flows from operating activities
Result after taxation		(73,089)	(47,228)	(23,184)
Adjustments for:
Change in fair value derivative	9, 18	10,667	19,213	—
Unrealized foreign exchange results	18	15,767	365	—
Depreciation and amortization	6, 7	318	234	193
Share-based payment expenses	17	12,815	3,307	567
Net finance (income) expenses		(1,040)	(33)	145

		(34,562)	(24,142)	(22,279)

Changes in working capital:
Trade and other receivables	10	(1,837)	(1,256)	(816)
Other assets		(20)	(109)	—
Trade payables		505	(121)	10
Other liabilities and accruals	11	4,977	286	461
Deferred revenue	13	(6,618)	(223)	(223)
Tax and social security liabilities		214	(113)	11

Cash used in operating activities		(37,341)	(25,678)	(22,836)

Interest paid	18	(29)	(55)	(195)
Taxes paid	8	(43)	—	—

Net cash used in operating activities		(37,413)	(25,733)	(23,031)

Cash flows from investing activities
Purchases of investments	9	(41,830)	—	—
Acquisition of property, plant and equipment	6	(724)	(496)	(103)
Interest received	10, 18	929	88	50

Net cash used in investing activities		(41,625)	(408)	(53)

Cash flows from financing activities
Proceeds from issuing shares, net of issuance costs	14	74,738	50,547	46,478
Financing costs	18	(190)	—	—
Prepaid share issuance costs	10	—	(230)	—
Proceeds from collaboration agreement	14	111,993	—	—
Proceeds from borrowings		—	—	8,000
Repayment of borrowings	12	(486)	(167)	(166)
Changes in restricted cash		167	51	55

Net cash from financing activities		186,222	50,201	54,367

Net increase in cash and cash equivalents		107,184	24,060	31,283
Effects of exchange rate changes on cash and cash equivalents		(14,423)	6	—
Cash and cash equivalents as at January 1		56,917	32,851	1,568

Cash and cash equivalents as at December 31		149,678	56,917	32,851

Supplemental disclosure of non-cash activities:

Changes in accrued capital expenditures		52	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1.	General Information

Merus N.V. is a clinical-stage immuno-oncology company developing innovative bispecific antibody therapeutics, headquartered in Utrecht, the Netherlands. Merus US, Inc. is a wholly-owned subsidiary of Merus N.V. located in Boston, Massachusetts, United States. These audited consolidated financial statements as at and for the twelve-month period ended December 31, 2017 comprise Merus N.V. and Merus US, Inc. (collectively, the “Company”).

Merus N.V. was incorporated in the Netherlands, with its statutory seat in Utrecht. In connection with becoming a listed company on the Nasdaq Global Market (“Nasdaq”), on May 19, 2016, Merus N.V.’s legal structure under Dutch law was changed from a private company with limited liability (in Dutch: besloten vennootschap met beperkte aansprakelijkheid) to a public company with limited liability (in Dutch: naamloze vennootschap) and Merus N.V.’s name changed from “Merus B.V.” to “Merus N.V.” The address of the Company’s registered office is Yalelaan 62, 3584 CM Utrecht, The Netherlands.

Nature of Business

The Company expects to incur significant expenses and operating losses for the foreseeable future as its bispecific antibody candidates advance from discovery through preclinical development and into clinical trials, and it seeks regulatory approval and pursues commercialization of any approved bispecific antibody candidate.

As a result, the Company may need additional financing to support its continuing operations. Until the Company can generate significant revenue from product sales, if ever, the Company expects to finance its operations through public equity or debt financings or other sources, which may include collaborations and business development opportunities with third parties. Adequate additional financing may not be available to the Company on acceptable terms, or at all. The Company’s inability to raise capital as and when needed would have a negative impact on the financial condition and ability to pursue its business strategy. The Company will need to generate significant revenue to achieve profitability and may never do so.

Based on the Company’s current operating plan, it expects its existing cash balances, including proceeds received from the private placement offering that closed in February 2018, to last through the end of 2020. For this assessment, we have taken into consideration our existing cash and cash equivalents of €149.7 million and investments of €41.1 million at December 31, 2017, together with the $55.8 million of proceeds received from our private placement offering that closed in February 2018. (see Note 24).

2.	Basis of Preparation

These consolidated financial statements have been authorized for issuance on April 30, 2018. Certain amounts were reclassified in the prior years consolidated financial statements for consistency with the current year presentation. These changes in classification do not materially affect the previously reported Consolidated Statement of Financial Position, Consolidated Statement of Profit or Loss and Comprehensive Loss or Consolidated Statements of Cash Flows for any period.

Statement of Compliance

These consolidated financial statements (“the financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The financial statements have been prepared under the historical cost convention unless otherwise stated in the below accounting policies.

Initial Public Offering

On May 6, 2016, the general meeting of our shareholders resolved to approve and effect a capital reorganization, based on a reverse share split. The effect of the reverse share split was a 1-for-1.8 reverse share split of the outstanding common and preferred shares held by our shareholders. This reverse share split became effective on May 6, 2016. All share, per-share and related information presented in the financial statements and corresponding disclosure notes for the year ended December 31, 2015 have been retrospectively adjusted, where applicable, to reflect the impact of the reverse share split.

On May 24, 2016, the Company closed the initial public offering of 5,500,000 of its common shares and, on May 26, 2016, of an additional 639,926 of its common shares, at a price to the public of US $10 per share (the “IPO”). Net proceeds to the Company after deducting underwriting discounts and commissions and offering expenses were $53.3 million. On May 19, 2016, the Company’s common shares were listed on the Nasdaq and all of the Company’s preferred shares converted into common shares.

Follow-on Public Offerings

On June 1, 2017, the Company filed with the U.S. Securities and Exchange Commission a registration statement on Form F-3 (Registration Number 333-218432) (the “F-3 Registration Statement”), under which it registered up to $250 million of its securities and 3,200,000 shares sold to Incyte Corporation (“Incyte”). The F-3 Registration Statement became effective on June 16, 2017. On June 1, 2017, the Company also entered into a sales agreement with Cowen and Company, LLC (“Cowen”), under which the Company may issue and sell from time to time up to $50.0 million of its common shares registered under the F-3 Registration Statement through Cowen as its sales agent. Sales of common shares, if any, will be made at market prices by any method that is deemed to be an “at the market” offering. The aggregate compensation payable to Cowen as sales agent equals 3.0% of the gross sales price of the shares sold through it pursuant to the sales agreement. No sales have been made by the Company under the sales agreement.

On February 13, 2018, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the purchasers named therein (the “Investors”). Pursuant to the Purchase Agreement, the Company agreed to sell an aggregate of 3,099,997 of its common shares, nominal value €0.09 per share, to the Investors for aggregate gross proceeds of approximately $55.8 million, at a purchase price equal to $18.00 per share (the “Private Placement”). The Purchase Agreement contains customary representations and warranties from the Company and the Investors and customary closing conditions. The closing of the Private Placement occurred on February 15, 2018.

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

Capitalization of Development Costs

The criteria for capitalization of development costs have been considered by management and determined not to have been met in the twelve month period ended December 31, 2017. Therefore, all development expenditures relating to internally generated intangible assets in the twelve month period ended December 31, 2017 were expensed as incurred.

Income Taxes

The criteria for the recognition of unused tax losses are disclosed in Note 3 “Significant accounting policies”. As of December 31, 2017, deferred tax assets have not been recognized in respect of tax losses, because the Company has no history of generating taxable profits and therefore, it is not probable that sufficient taxable profit will be available against which the tax losses can be utilized. The amount of the unrecognized tax losses is disclosed in Note 8.

Deferred Revenue

The Company maintains certain research, collaboration and license agreements with ONO Pharmaceuticals Co., Ltd (“ONO”) and Incyte under which the Company has received upfront non-refundable payments for certain rights granted under the respective agreements. The applicable period over which to recognize these upfront payments requires significant judgment. Revenue related to these upfront payments is deferred and amortized on a straight-line basis over the contract period as to ONO, or the period of continuing involvement as to Incyte, as these are the periods over which the Company provides its integrated service activities.

Equity Settled Share-Based Payments

Share options granted to employees, consultants and directors are measured at the grant date fair value of the equity instruments granted. The grant date fair value is determined through the use of an option-pricing model considering the following variables:

(a)	the exercise price of the option;

(b)	the expected life of the option;

(c)	the current value of the underlying shares;

(d)	the expected volatility of the share price;

(e)	the dividends expected on the shares; and

(f)	the risk-free interest rate for the life of the option.

Prior to the Company’s IPO, the estimated the fair value of each share option granted was determined utilizing the Black-Scholes option-pricing model. For the Company’s share option plans subsequent to its IPO, management’s judgment was that the Hull & White option pricing model is the most appropriate method for determining the fair value of the Company’s share options considering the terms and conditions attached to the grants made and reflective of exercise behavior. Since the Company was not listed on a national securities exchange until May 19, 2016, there was no published share price information available until May 19, 2016. Consequently, the Company estimated the fair value of its shares and the expected volatility of that share value for the period up to May 19, 2016.

As the Company’s shares have not been publicly traded for a sufficient amount of time, the expected volatility was set by considering the historic share price volatility of a set of peer companies.

For pre-IPO valuations, the continuous yield on euro government bonds with a term to maturity comparable to the expected life of the options, as published by the European Central Bank, was applied. For post-IPO valuations, the continuous yield on U.S. Treasury Bills with a term to maturity comparable to the expected life of the options, as published by the U.S. Department of Treasury, was applied.

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

Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Company, consisting of Merus N.V. and its wholly owned subsidiary Merus US, Inc. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(ii) Loss of control

When the Company loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

(iii) Transactions eliminated on consolidation

Intra-company balances and transactions, and any unrealized income and expenses arising from intra-company transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Foreign Currency Transactions

Foreign currency transactions are translated using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the exchange rate at the reporting date are generally recognized in the statement of profit or loss and comprehensive loss as a component of finance costs.

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

effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the exchange rates at the dates of the transactions); and

•	all resulting exchange differences are recognized in other comprehensive income.

Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses (if any). Cost includes expenditure that is directly attributable to the acquisition of the items. Depreciation of property, plant and equipment is recognized in the consolidated statement of profit and loss and comprehensive loss on a straight-line basis over estimated useful lives of generally five years, taking residual value into account. If significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Subsequent expenditure is capitalized only when the expenditure will increase the future economic benefit of the asset. All other expenditures are expensed in the profit or loss and comprehensive loss.

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

Patents

Patents acquired separately by the Company are reported at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized in the consolidated statement of profit and loss and comprehensive loss on a straight-line basis over the shorter of their estimated economic or legal lives. The estimated useful life and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimates being accounted for on a prospective basis.

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

Financial Instruments

The Company classifies non-derivative financial assets as either financial assets at fair value through profit or loss, held to maturity financial assets or loans and receivables. The Company classifies non-derivative financial liabilities into either financial liabilities at fair value through profit or loss or the other financial liabilities category.

Non-Derivative Financial Assets and Financial Liabilities

The Company initially recognizes receivables and investments at fair value on the date when they are originated. Subsequent to initial recognition, they are measured at amortized cost using the effective interest rate method. All other financial assets and financial liabilities are initially recognized on the trade date.

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

Investments

Investments are classified as held-to-maturity and are initially measured at fair value. Subsequent to initial recognition, they are measured at amortized cost using the effective interest rate method. Investments are classified as held-to-maturity and carried at amortized cost as management has the positive intent and ability to hold them until maturity. Interest income from these securities is included in finance income.

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

Treatment of equity issuance costs

Costs related to the issuance of new shares have been accounted for as follows:

•	Incremental costs that are directly attributable to issuing new shares are included as prepaid expenses and are deducted from equity on the date the Company closes its new share transactions (net of any income tax benefit). Such as, for example, the date of the closing of its IPO or the share subscription agreement with Incyte;

•	Incremental costs directly associated with a probable, successful future offering of equity instruments are also deferred and deducted from equity when the new shares are issued. During 2017, the Company expensed €0.2 million of prepaid share issuance costs related to a potential future issuance of shares under the Company’s F-3 Registration Statement when the future issuance was no longer consider probable;

•	Costs that relate to listing on Nasdaq, or other new share transaction costs that are otherwise not incremental and directly attributable to issuing new shares, are recorded as an expense in the consolidated statement of profit or loss and comprehensive loss; and

•	Costs that relate to both share issuance and listing are allocated between those functions on a rational and consistent basis.

Provisions

A provision is recognized if the following applies:

•	the company has a legal or constructive obligation, arising from a past event;

•	the amount can be estimated reliably; and

•	it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

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

An impairment loss is calculated as the difference between an asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in the consolidated statement of profit or loss and comprehensive income and reflected in an allowance account. When the Company considers that there are no realistic prospects of recovery of the asset, the relevant amounts are written off. If the amount of impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss.

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

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Up-front License Payments

The Company maintains research and license agreements with ONO and Incyte. In connection with these arrangements, the Company received upfront fees, which relate to the integrated package of deliverables under the contract (one single performance obligation) and are initially recorded in deferred revenue. The applicable period over which to recognize the upfront payment is a significant judgment. Up-front payments or similar non-refundable payments are initially reported as deferred revenue on the consolidated statements of financial position and are recognized as revenue on a straight-line basis over the period of the related performance obligation or the contractual term of the arrangement. The estimated period of the performance obligation is re-assessed at each consolidated statement of financial position date.

Collaboration Income

Collaboration income, which is typically related to reimbursements from collaborators for the Company’s performance of research and development services under the respective agreements, is recognized on the basis of labor hours valued at a contractually agreed rate. Collaboration income includes reimbursements for related out-of-pocket expenses. Cost reimbursements to which the Company is entitled under agreements are recognized as revenues in the same quarter of the recorded cost they are intended to compensate. The Company acts as the principal and therefore records these reimbursements as collaboration income.

Government Grants

The Company receives certain government and regional grants, which support its research efforts in defined projects, and include contributions towards the cost of research and development. When there is reasonable assurance that the Company will comply with the conditions attached to a received grant, and when there is reasonable assurance that the grant will be received, government grants are recognized as revenue on a gross basis in the consolidated statement of profit or loss and comprehensive loss on a systematic basis over the periods in which the entity recognizes expenses for the related costs for which the grants are intended to compensate. In the case of grants related to assets, the received grant will be deducted from the carrying amount of the asset.

Research and development expenses

Research and development expenses represent costs which primarily include (i.) payroll and related costs (including share-based payment expenses) associated with research and development personnel, (ii.) costs related to clinical trials and preclinical testing of the Company’s technologies under development, (iii.) costs to develop product candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses, (iv.) expenses for research services provided by universities and contract laboratories, and (v.) other research and development expenses. Research and development expenses are recognized in the consolidated statement of profit or loss and comprehensive loss as incurred when these expenditures relate to the Company’s research and development services and have no alternative future uses.

The Company has entered into various research and development contracts with research institutions and other companies. These agreements are generally cancelable. The Company records accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates may be made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.

WBSO

The WBSO (afdrachtvermindering speur- en ontwikkelingswerk) is a Dutch fiscal facility that provides subsidies to companies, knowledge centers and self-employed people who perform research and development activities (as defined in the WBSO Act). Under this Act, a contribution is paid towards the labor costs of employees directly involved in research and development and other related expenditures. The contribution is in the form of a reduction of payroll taxes. Subsidies relating to labor costs are deferred and recognized in the consolidated statement of profit or loss and comprehensive loss as negative labor costs over the period necessary to match them with the labor costs that they are intended to compensate (see Note 17).

Employee Benefits

Short-term Employee Benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Share-Based Payment Transactions

The grant-date fair value of equity-settled share-based payment awards granted to employees including grants of employee options, restricted share units, and modifications to existing instruments, is recognized as an expense, net of an estimated forfeiture rate, with a corresponding increase in equity (accumulated loss), over the vesting period of the awards. Forfeitures of employee options are recognized as they occur. Service conditions and non-market related conditions are not taken into account in determining the fair value. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For any share-based payment awards with market conditions or non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

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

Lease Payments

Payments made under operating leases are recognized in the consolidated statement of profit or loss and comprehensive loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Finance Income and Finance Expenses

The Company’s finance income and finance expenses include:

•	interest and related income;

•	interest expense and changes in fair value of the forward contract (derivative);

•	financing costs; and

•	the foreign currency gain or loss on financial assets and financial liabilities.

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

Deferred tax assets and liabilities are offset only if certain criteria are met.

4.	New Standards and Interpretations Not Yet Adopted

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2018, and have not been applied in preparing these financial statements. Those which may be relevant to the Company are set out below. The Company does not plan to adopt these standards early.

IFRS 9 Financial Instruments

IFRS 9, published in July 2014, replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics. IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, measured at fair value through other comprehensive income and measured at fair value through profit or loss. The standard eliminates the existing IAS 39 categories of held to maturity, loans and receivables and available for sale. In addition, the revised guidance on the classification and measurement of financial instruments includes a new expected credit loss model for calculating impairment on financial assets and the new general hedge accounting requirements. Finally, IFRS 9 carries forward the guidance on recognition and derecognition of financial instruments from IAS 39.

IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. Based on its assessment, the Company believes that adoption of IFRS 9’s new classification requirements, new credit loss model or the new general hedge accounting requirements are not expected to have a material impact on the Company’s financial statements.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15—Revenue from Contracts with Customers, which will replace existing revenue recognition guidance. The new standard requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. To achieve that core principle, an entity must identify the contract(s) with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the entity satisfies the performance obligation. The new standard will be effective for annual and interim reporting periods beginning on or after January 1, 2018.

In anticipation of IFRS 15, the Company performed an impact assessment which consisted of a review of all license and collaboration agreements and government grants. Further, the Company held discussions with key stakeholders and identified and cataloged potential impacts of the new standard on the Company’s financial statements, accounting policies, financial controls and operations.

Based on this assessment, the adoption of IFRS 15 will primarily impact the amortization of the Company’s up-front license payments. As more fully described in Notes 13 and 15, the Company currently recognizes revenue from up-front license payments on a straight-line basis over the contractual term of the arrangements or the period of continuing involvement which is 21 years for the Incyte Agreement and 4.5 years for the ONO Agreement. In applying IFRS 15, the Company has evaluated the distinct performance obligations in each agreement. Specifically, for Incyte, the total period for which the Company expects to provide access to its proprietary technology is currently estimated to be nine years, which is the research term initially agreed to in the collaboration agreement. Applying the recognition criteria under the current standard, up-front license payments associated with these agreements would have been deferred until the completion of the respective contractual period. As a result of the application of this guidance, the Company would have amortized additional revenue of approximately €8.3 million for the year ended December 31, 2017 and recorded a corresponding decrease in deferred revenue for the same amount. The estimated impact for 2016 is not material. The new standard will not impact the Company’s revenue recognition practices for collaboration income and government grants.

The Company will adopt the standard using the retrospective method, with the effect of initially applying this standard recognized at the beginning of the earliest period presented and will elect to apply the practical expedient to not apply this guidance to contracts which are completed before the beginning of the earliest period presented or January 1, 2016, and the practical expedients for contract modifications (assessing the contracts in combination with any modifications before January 1, 2016). As a result, the impact under this methodology to the Company’s previously reported revenues will be to restate prior reported revenues to conform to the new financial reporting commencing on January 1, 2018. The Company will report new disclosures required by this guidance within the Company’s Form 6-K for the interim period ending March 31, 2018. As the adoption of this new standard is anticipated to have a material impact on the Company’s revenues and net income on an ongoing basis, the Company has implemented a controls process to identify and evaluate new revenue-generating contracts with third-party customers. The Company will continue to monitor additional changes, modifications, clarifications or interpretations being undertaken by accounting regulatory bodies which may impact current conclusions. During 2018, the Company expects that the application of the standard to decrease deferred revenue by approximately €8.9 million as reported in the consolidated balance sheet and increase revenues by the same amount within the consolidated statement of operations. However, it is not expected to impact cash used in operating, financing or investing activities in the Company’s consolidated cash flows statement upon adoption.

IFRS 16 Leases

The IASB has issued a new standard on leases that will require lessees to recognize most leases on their balance sheets as lease liabilities with a corresponding right-of-use asset. The IASB has set an effective date to apply the new standard for periods beginning on or after January 1, 2019. The Company has identified known lease agreements and has started working on determining the impact on the financial statements. Additionally, the Company is assessing all effective agreements to determine whether there are embedded leases included under the definition as included under IFRS 16. Early adoption is permitted; however, the Company expects to adopt this standard in the first quarter of 2019. The Company is evaluating the impact that this guidance will have on the Company’s financial statements, including related disclosures, and expects the new standard to impact its internal controls, systems, and processes.

5.	Segment Reporting

The Company operates in one reportable segment, which comprises the discovery and development of innovative bispecific therapeutics.

6.	Property, Plant and Equipment

Movements in property, plant and equipment were as follows:

	Plant and equipment	Other fixed assets	Total
	(euros in thousands)
Balance as at January 1, 2016
Costs	325	1,220	1,545
Accumulated depreciation	(171)	(1,049)	(1,220)

Book value	154	171	325

Changes in book value
Additions	330	166	496
Depreciation	(56)	(117)	(173)
Disposals (Cost)	(6)	—	(6)
Disposals (Accumulated depreciation)	6	—	6

Balance	274	49	323

Balance as at December 31, 2016
Costs	649	1,386	2,035
Accumulated depreciation	(221)	(1,166)	(1,387)

Book value	428	220	648

Changes in book value
Additions	663	113	776
Depreciation	(186)	(70)	(256)
Disposals (Cost)	(51)	(1,086)	(1,137)
Disposals (Accumulated depreciation)	51	1,086	1,137

Balance	477	43	520

Balance as at December 31, 2017
Costs	1,261	413	1,674
Accumulated depreciation	(356)	(150)	(506)

Book value	905	263	1,168

7.	Intangible Assets

The intangible assets relate to acquired intellectual property rights.

The movements are as follows:

	2017	2016
	(euros in thousands)
Balance as at January 1
Historical cost	860	860
Accumulated amortization	(486)	(425)

Book value	374	435
Capital expenditures	—	—
Amortization charge for the year	(62)	(61)

Book value as at December 31	312	374

Balance as at December 31
Historical cost	860	860
Accumulated amortization	(548)	(486)

Book value	312	374

On January 23, 2009, the Company purchased the family of patents and future filings based on those patents, entitled “Recombinant production of mixtures of antibodies” from Crucell Holland B.V. The non-provisional filing date for this application was on July 15, 2003 and accordingly applications stemming from that patent family have an approximate economic life of 20 years from that date, not including patent term adjustment, extensions or any related doctrine. As a result, the Company is amortizing the cost over the approximate economic life of 14 years after acquisition of the patent family.

8.	Taxation

Deferred tax assets have not been recognized in respect of tax losses, because the Company has no history of generating taxable profits and at the balance sheet date, there is no convincing evidence that sufficient taxable profit will be available against which the tax losses can be utilized. As of December 31, 2017, the tax losses carried forward amounted to €149.2 million as compared to €101.1 million at December 31, 2016.

In order to promote innovative technology development activities and investments in new technologies, a corporate income tax incentive has been introduced in Dutch tax law called the Innovations Box. Based on the Innovations Box ruling, the Company would owe on the first 75% of qualifying profits under the Dutch jurisdiction effectively 5% for Dutch income taxes. The remaining profit would be taxed at the Dutch statutory tax rate of 25%. Taxable profits will only qualify for the Innovations Box once the tax losses carried forward are completely utilized. The agreement with the tax authorities was originally signed for the tax years beginning in 2011 through 2015 and was subsequently extended through the year 2019. Since the Company is loss-making, no Dutch income tax is recognized in the consolidated statement of profit or loss and comprehensive loss.

Merus US, Inc., which is incorporated in the United States in the State of Delaware, is subject to statutory U.S. Federal corporate income taxes and state income taxes for Massachusetts at a blended rate of 40% for the years ended December 31, 2017 and 2016. Current year income tax expense was attributable entirely to Merus US, Inc. which was established on February 17, 2016 and provided general management services and strategic advisory services to the Company. Corporate income tax expenses were €0.2 million and zero for the years ended December 31, 2017 and 2016, respectively.

9.	Financial assets

Derivative

On December 20, 2016, the Company entered into a share subscription agreement with Incyte. As the contract is denominated in U.S. dollars, the Company determined that the forward contract to sell its own shares at a future date to which the Company became committed on December 20, 2016 represented a derivative financial instrument. The remaining fair value of the derivative recognized in the statement of financial position at December 31, 2016 was €11.8 million. The Company had determined the fair value of this derivative utilizing the Bloomberg Pricing System and the Company’s closing stock prices at each valuation date which are significant Level 2 observable inputs.

On January 23, 2017, the Company settled the forward contract by delivering shares to Incyte upon the closing of the share subscription agreement, thereby extinguishing the derivative financial asset. Upon the extinguishment of the financial asset, the Company recorded finance charges of €10.7 million relating to the change in fair value of the asset and a discount on the share subscription of €1.1 million representing the difference between the original subscription price and the actual price of the common stock on the date of settlement on January 23, 2017.

Investments

Held to maturity investments are investments in commercial paper, securities issued by several public corporations and the United States Treasury with a maturity date of greater than three months at the date of settlement. Investments with a maturity of 12 months or more from the original investment date are classified as non-current.

Investments as of December 31, 2017 consist of the following:

(euros in thousands)
Commercial paper	15,527
U.S. Treasury securities	9,177
Corporate fixed income bonds	7,886
Agency bond	1,453

Investments, current portion	34,043
Corporate fixed income bonds	7,060

Non-current investments	7,060

Total investments	41,103

During the fourth quarter of 2017, the Company made purchases of investments totaling €41.8 million which are held and denominated in U.S. dollars. As a result of the fluctuation in foreign currency between the euro and U.S. dollar, the Company recorded unrealized exchanges losses of €0.8 million in net loss on foreign exchange for the year ended December 31, 2017.

10.	Trade and Other Receivables

All trade and other receivables are short-term and due within 1 year.

	Balance per December 31
	2017	2016
	(euros in thousands)
Trade receivables	1,594	205
Unbilled receivables	710	—
VAT receivable	582	782
Prepaid general expenses	427	382
Prepaid pension costs	838	463
Prepaid share issuance costs	—	230
Interest bank	170	32
Other receivables	92	154

	4,413	2,248

Trade and unbilled receivables relate primarily to invoicing for cost reimbursements relating to the Incyte collaboration and license agreement and the ONO research and license agreement. VAT receivable relates to value added tax receivable from the Dutch tax authorities based on the tax application for the fourth quarter of 2017.

Prepaid expenses reflected above in the form of prepaid general expenses, prepaid pension costs and prepaid share issuance costs consist of expenses that were paid during the reporting period, but are related to activities taking place in the subsequent year.

11.	Other Liabilities and Accruals

All amounts are short-term and payable within 1 year.

	Balance per December 31
	2017	2016
	(euros in thousands)
Accrued auditor’s fee	96	282
Personnel	446	220
Research and development costs	5,272	1,256
IP—Legal fee	509	114
Bonuses	1,545	768
Subsidy advance received	224	224
Other accruals	535	786

	8,627	3,650

The research and development costs relate to accrued expenses for costs of certain development activities, such as clinical trials, and are recorded based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations, and information provided the Company by vendors on their actual costs incurred. The increase in research and development cost accrued expenses reflect increased enrollment in and support of the Company’s clinical trials and expanded pre-clinical research efforts to support its internal research programs and collaboration and license agreement with Incyte.

The bonuses relate to the employee bonuses for the financial year 2017, which are paid out annually in February.

The subsidy advances received relate to active grants where the Company has received cash in excess of allowances which is required to be repaid or recognized as grant income when the relevant reimbursable costs are incurred as services are performed.

12.	Borrowings

The Company entered into a financing agreement with Rabobank Utrechtse Heuvelrug U.A. (“Rabobank”) on December 29, 2005, which provided for total borrowings of €1.5 million for the financing of its business activities. The duration of the agreement was 12 years. Under the agreement, the loans were to be repaid in monthly installments of €14 thousand. The loans bore interest at an annual rate equal to 4.45% and were fixed until April 1, 2016. At that date, the interest rate was fixed at 3.55% until March 31, 2017.

Movements in the Company’s borrowings with the Rabobank were as follows:

(euros in thousands)
Balance December 31, 2016	486
Short term portion December 31, 2016	167
Long term portion December 31, 2016	319

Balance January 1, 2017	486
Repayments	(486)

Balance December 31, 2017	—

On March 31, 2017, the Company repaid, in full, the loan from Rabobank. At the repayment date, the total outstanding balance of the loan amounted to approximately €0.5 million. As a result of the repayment, the pledge associated with the loan was removed and the related cash was released from restriction.

13.	Deferred Revenue

Deferred revenue is as follows:

Balance per December 31 (euros in thousands)	2017	2016
Deferred revenue—current portion	6,996	1,610
Deferred revenue	130,195	30,206

	137,191	31,816

Of the total deferred revenue balance at December 31, 2017, €137.0 million was related to the Incyte Agreements while €0.2 million related to the ONO research and license agreement. Of the total deferred revenue balance at December 31, 2016, €31.4 million was related to the Incyte Agreements while €0.4 million related to the ONO research and license agreement.

On April 8, 2014, the Company entered into a research and license agreement with ONO pursuant to which the Company received a non-refundable upfront payment of €1.0 million. This upfront payment is being amortized on a straight-line basis over the research term period which is estimated to be 4.5 years. The Company is eligible to receive milestone payments upon achievement of specified research and clinical development milestones. For products commercialized under this agreement, if any, the Company is also eligible to receive a mid-single digit royalty on net sales. ONO provides funding for the Company’s research and development activities under an agreed-upon plan. Subject to certain conditions, ONO has the right to terminate this agreement at any time for any reason, with or without cause.

On December 20, 2016, the Company entered into a collaboration and license agreement (the “collaboration and license agreement”) and a share subscription agreement (the “share subscription agreement”) with Incyte (together, the “Incyte Agreements”). Under the collaboration and license agreement, Incyte agreed to pay the Company a $120 million non-refundable upfront payment, and under the share subscription agreement, Incyte agreed to purchase 3.2 million common shares of the Company at price per share of $25, for an aggregate purchase price of $80 million. In January 2017, the Company completed the sale of its common shares under the subscription agreement and received the $80 million aggregate purchase price. In February, 2017, the Company received the $120 million non-refundable upfront payment. As discussed in Note 9, the Company accounted for the forward to sell its own shares as a derivative financial asset. Both the upfront license payment and the derivative financial asset are recognized as deferred revenue being amortized as revenue over the period of continuing involvement, which is estimated to be 21 years.

The parties have agreed to collaborate on the development and commercialization of up to 11 bispecific antibody programs. For one current preclinical program, the Company will retain all rights to develop and commercialize approved products in the United States, and Incyte will develop and commercialize approved products arising from the program outside the United States. Following any regulatory approval of a product candidate for this particular preclinical program, each company has agreed to pay the other tiered royalties ranging from 6% to 10% on net sales of products in their respective territories.

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

For each of the other up to eight programs, Incyte has agreed to independently fund all development and commercialization activities. For these programs, the Company will be eligible to receive potential development, regulatory and sales milestone payments of up to $350 million per program, which could result in an aggregate milestone opportunity of approximately $2.8 billion if all development, regulatory and sales milestones are achieved across all such eight other programs in all territories. The Company will also be eligible to receive tiered royalties ranging from 6% to 10% on global sales of any approved products under these eight programs. The Company will retain rights to three of its clinical candidates (MCLA-128, MCLA-117 and MCLA-158), as well as its technology platform and existing and future preclinical programs based on the Company’s platform that are outside the scope of the agreement.

14.	Shareholders’ Equity

Share subscription agreement with Incyte

Concurrent with the collaboration and license agreement discussed above under Note 13, the Company entered into a share subscription agreement with Incyte on December 20, 2016. On January 23, 2017, under the terms of the share subscription agreement, the Company issued 3,200,000 of its common shares to Incyte at a price per share of $25, for an aggregate purchase price of $80.0 million or €74.7 million, representing 19.9% of the “pre-transaction” issued and outstanding common shares of the Company. The Company received proceeds of €74.4 million, net of issuance costs of €0.2 million. A €1.1 million discount on the subscription stock price (see Note 9) combined with a €0.4 million foreign currency translation accompanying the issuance of these shares, increased share capital by €0.3 million and share premium by €73.4 million.

Issued and Paid-in Share Capital

All issued shares have been fully paid in cash.

Common Shares

For year ended December 31, 2017, 136,666 options were exercised at a weighted average price of €2.24 per share and 7,331 Restricted Stock Units (“RSUs”) vested; as a consequence, 143,997 common shares were issued, share capital increased by €12,960 and share premium increased by €293,660. For the year ended December 31, 2016, 18,283 options were exercised at an exercise price of €1.93 per share. As a result, 18,283 common shares were issued, share capital increased by €1,645 and share premium increased by €33,641. For the year ended December 31, 2015, no options were exercised.

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

Situation as at December 31, 2017

At December 31, 2017, a total of 19,429,848 common shares were issued and fully paid in cash.

At December 31, 2016, a total of 16,085,851 common shares were issued and fully paid in cash.

At December 31, 2015, a total of 4,149,884 Class C preferred shares, 3,899,104 Class B preferred shares, 229,055 Class A preferred shares and 337,562 common shares with a nominal value of €0.09 each were issued and paid up.

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

Prior to the IPO, participants that voluntarily left the Company, except for members of the former Supervisory Board, were required to offer to the foundation the depositary receipts acquired from exercising options against payment of the exercise price or the lower fair market value of the underlying shares. This obligation for a participant to offer depositary receipts to the foundation upon resignation within four years from exercising the options was treated as a non-market vesting condition. In connection with the IPO, the foundation was dissolved and the common shares underlying depositary receipts distributed. In addition, the 2010 Option Plan was amended such that a participant is no longer required to offer depositary receipts to the foundation upon resignation.

The reduction of the vesting period has been accounted for, taking into consideration the modified vesting conditions, to reflect the best estimate available of the options that are expected to vest. At the modification date in 2016, the cumulative expense for the options has been trued-up to reflect the reduced vesting period. This amendment of a non-market vesting (service) condition did not impact the fair value of the options granted.

In connection with the IPO, the Company established the 2016 Incentive Award Plan (the “2016 Plan”). Following the IPO, the Company is no longer making grants under the 2010 Plan; however, the terms of the 2010 Plan will continue to govern grants made under the 2010 Plan. All new incentive award grants since the IPO are being made under the 2016 Plan.

Options granted under the 2016 Plan are exercisable once vested. The options granted under the 2016 Plan vest in installments over a four-year period from the grant date. Twenty-five percent of the options vest on the first anniversary of the vesting commencement date, and the remaining seventy-five percent of the options vest in 36 monthly installments for each full month of continuous service provided by the option holder thereafter, such that 100% of the options shall become vested on the fourth anniversary of the vesting commencement date. Options will lapse on the tenth anniversary of the date of grant.

The Restricted Stock Units (“RSUs”) granted under the 2016 Plan also vest in installments over a four-year period from the grant date. Each RSU represents the right to receive one common share of the Company.

As stated in the 2016 Plan, the Company also established the Supervisory Board Compensation Program, which was subsequently replaced by the Non-Executive Director Compensation Program to reflect the change in governance structure of the Company (see Note 2). As part of this program, Non-Executive Directors are entitled to cash compensation as well as equity compensation. The equity compensation consists of an initial option grant as well as annual awards.

The initial awards granted under the Non-Executive Compensation Program vest in installments over a three year period. Thirty-three percent of the options vest on the first anniversary of the vesting commencement date, and the remaining 67% of the options in 24 substantially equal monthly installments thereafter, such that the award shall be fully vested on the third anniversary of the vesting commencement date. Each subsequent award shall vest and become exercisable in 12 substantially equal monthly installments following the vesting commencement date, such that the subsequent award shall be fully vested on the first anniversary of the date of grant.

Share-based payment expenses are recognized as from the IPO date for each subsequent award that a Non-Executive Director is entitled to over their remaining term. Since subsequent awards are not subject to shareholder approval, the grant date is established and expenses are based on grant date fair value. The grant date fair value is not updated in each future reporting period and therefore the estimated fair value is not revised and expense recognized is based on the actual grant date fair value of the awards granted.

Measurement of Fair Value of the Equity-settled Share-based Payment Arrangements

The fair value of the employee share options has been measured using a binomial option pricing model, including members of the Board of Directors. Service and non-market performance conditions attached to the transactions were not taken into account in measuring fair value. Key management personnel include the Company’s executive management and the Board of Directors.

There were 2,213,985 outstanding share options at December 31, 2017 (December 31, 2016: 1,394,844; December 31, 2015: 953,689) with a weighted average exercise price of €13.99 (December 31, 2016: €8.69; December 31, 2015: €5.35).

The number of options outstanding, by group of employees, was as follows:

Group of employees entitled	December 31, 2017	December 31, 2016	December 31, 2015
Key management personnel	1,777,437	1,302,417	857,318
All other employees	436,548	92,427	96,371

Total	2,213,985	1,394,844	953,689

The inputs used in the measurement of the fair values and the related fair values at the grant dates for the options granted during the respective year ended December 31 were as follows:

	2017		2016		2015
	Key Management Personnel	All Other Employees	Key Management Personnel	All Other Employees	Key Management Personnel	All Other Employees
	€	€	€	€	€	€
Fair value at grant date	9.04 – 16.10	8.94 – 18.02	9.97 – 11.03	5.74 – 5.79	3.98 – 5.76	4.03 – 5.06
Share price at grant date	17.08 – 24.54	13.71 – 27.47	15.24 – 16.85	8.46 – 8.87	6.12 – 7.20	5.94 – 7.20
Exercise price	17.08 – 24.54	13.71 – 27.47	15.24 – 16.85	8.46 – 8.87	1.93 – 7.20	1.93 – 7.20
Expected volatility (weighted-average)	95.05%	94.88%	95.30%	97.15%	94.85%	94.85%
Expected life	10 years	10 years	10 years	8 – 10 years	4 years	8 years
Expected dividends	0%	0%	0%	0%	0%	0%
Risk-free interest rate (based on government bonds)	2.29% – 2.51%	2.24% – 2.62%	1.84% – 1.86%	0.10% – 1.87%	0.16% – 0.70%	0.16% – 0.70%

Reconciliation of outstanding share options and RSU’s

	2017		2016		2015
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	(€)		(€)		(€)
Outstanding at January 1	8.69	1,394,844	5.35	953,689	5.15	192,276
Forfeited during the year	17.27	(58,164)	6.07	(31,351)	1.93	(1,033)
Expired during the year	8.67	(762)	11.95	(5,454)	4.18	(9,216)
Exercised during the year	2.24	(136,666)	1.93	(18,283)	—	—
Granted during the year	19.88	1,014,733	14.74	496,243	5.99	771,662

Outstanding at December 31	13.99	2,213,985	8.69	1,394,844	5.35	953,689

Exercisable at December 31		687,070		418,453		157,562

The options outstanding at December 31, 2017 had an exercise price in the range of €1.93 to €27.47 (2016: €1.93 to €16.85; 2015: €1.93 to €13.50) and a weighted-average remaining contractual life of 8.25 years (2016: 6.68 years; 2015: 3.63 years). On October 5, 2015, the Company amended the exercise price of options granted under the 2010 Option plan prior to January 2015, to be €1.93, which has been reflected in the weighted average exercise price of the options outstanding at December 31, 2015.

The weighted-average share price at the date of exercise for share options exercised in 2017 was €20.69.

During 2017, the Company granted RSUs to Key Management Personnel.

RSU’s are summarized as follows:

	2017
	Weighted average exercise price	Number of RSU’s
	(€)
Outstanding at January 1	—	—
Forfeited during the year	20.03	(12,219)
Expired during the year	—	—
Vested during the year	20.03	(7,331)
Granted during the year	20.03	214,096

Outstanding at December 31	20.03	194,546

Expense Recognized in Profit or Loss

For details on the related option expenses recognized as employee benefit expenses, see Note 17.

15.	Revenue

(euros in thousands)	2017	2016	2015
Up-front payment amortization	6,616	223	223
Collaboration income	5,789	1,109	1,092
Income from grants on research projects	1,195	1,387	662

	13,600	2,719	1,977

For the year ended December 31, 2017, the Company recognized amortization of €6.4 million and €0.2 million on up-front payments related to its Incyte and ONO agreements, respectively. For the years ended December 31, 2016 and 2015, the Company recognized €0.2 million, respectively, of amortization of the up-front payment related to its ONO agreement.

Collaboration income for the year ended December 31, 2017 was €5.8 million and consisted of cost reimbursements in support of the Company’s research and license agreements with Incyte and ONO. The Company did not recognize any research milestones during 2017. During 2016, the Company recognized one research milestone reached by the Company under its agreement with ONO which amounted to €0.7 million (2015: €1.1 million). Additionally, the Company received an amount of €0.4 million revenue from a new consultancy agreement that was signed with ONO on March 7, 2016.

The Company currently has two active grants consisting of cash allowances for specific research and development projects. For these grants, the Company has reporting obligations at the end of the grant contract term. The unconditional receipt of the grant allowances is dependent on the final review of the reporting provided by Merus at the end of the contract term. For the years ended December 31, 2017, 2016, and 2015, the Company recognized €1.2 million, €1.4 million and €0.7 million in grant income, respectively.

On June 12, 2017, the European Commission approved for reimbursement the final installment of the FP-7 grant and the Company subsequently recognized the remaining €0.7 million to grant revenue. On October 16, 2017, the Company received notification from the European Commission requesting the Company to revise its final report and indicated that the remaining €0.4 million of funds were to remain with the Company and distributed to the other beneficiaries to the program. In November 2017, the Company remitted €0.2 million to the other beneficiaries and recognized an additional €0.2 million of grant revenue.

16.	Total Operating Expenses

	2017	2016	2015
	(Euros in thousands)
Manufacturing costs	13,567	3,162	5,878
IP and license costs	1,858	1,167	1,112
Personnel related R&D	6,673	3,285	2,997
Other research and development costs	12,027	10,810	6,194

Total research and development costs	34,125	18,424	16,181

Management and administration costs	13,697	4,258	768

Litigation costs	1,039	1,490	4,419
Other operating expenses	8,356	6,219	3,648

Total other expenses	9,395	7,709	8,067

Total operating expenses	57,217	30,391	25,016

Research and development costs were €34.1 million for the year ended December 31, 2017 as compared to €18.4 million for 2016. The increases in research and development costs is primarily attributable to the increase in manufacturing costs, higher research and development headcount and related costs, including share-based payment expenses, as well as additional spending in support of the Company’s preclinical and clinical development programs for MCLA-128, MCLA-117, MCLA-158 and MCLA-145. The significant increase in manufacturing costs during 2017 relate primarily to the expansion of the Company’s Phase 1 and Phase 1/2 clinical programs. Specifically, the Company incurred higher costs relating to outsourced contract manufacturing for process development and drug delivery in support of the Company clinical development programs.

Personnel related research and development expenses mainly increased due to higher headcount to support the expansion of clinical programs and additional expenses resulting from the implementation of the new option plan in 2016 (see Note 14) whereas initial equity grants made in 2016 with higher market valuations were expensed over a full year in 2017. Other research and development costs represent costs related to expenditures to contract research organizations and related expenses in support of preclinical and clinical activities.

Management and administrative costs consist of salaries and related expenses for employees in finance, legal, human resources and business development functions. These costs include all salary, salary related expenses and share-based payment expenses. The large increase in management and administrative costs during 2017 was due primarily to the expansion of the Company’s headcount in finance, legal and business development functions to support the expansion of the Company’s operations.

Other operating expenses consist primarily of expenses related to professional fees for consulting, audit, and tax services of €4.0 million (2016: €1.7 million, 2015: €1.0 million) which support the finance function in maintaining and establishing public company status and general legal, insurance and facility related expenses amounting to €3.2 million (2016: €3.9 million, 2015: €2.2 million). The increase in these costs during 2017 is due to the expansion of the Company’s operations to support ongoing growth and public company requirements.

Litigation costs relate to ongoing legal proceedings which are more fully described under “Litigation”. The decline in 2017 when compared to 2016 is a result of lower litigation activity with regard to the Regeneron litigation as described below.

A breakdown of other research and development costs is presented as follows:

	2017	2016	2015
	(Euros in thousands)
Discovery and pre-clinical costs	2,473	5,185	2,534
Clinical costs	5,919	3,409	1,883
Consumables	2,149	1,055	979
Other research and development costs	1,486	1,161	798

Total other research and development costs	12,027	10,810	6,194

Other research and development costs consist mainly of consultancy expenses related to R&D activities, which cannot be specifically allocated to a research project.

Litigation

On March 11, 2014 Regeneron Pharmaceuticals Inc. (“Regeneron”) filed a complaint in the United States District Court for the Southern District of New York (the “Court”), alleging that the Company was infringing on one or more claims in Regeneron’s U.S. Patent No. 8,502,018 (the “‘018 patent”), entitled “Methods of Modifying Eukaryotic Cells.” On July 3, 2014, the Company filed a response to the complaint, denying Regeneron’s allegations of infringement and raising affirmative defenses, and filed counterclaims seeking, among other things, a declaratory judgment that the Company did not infringe the patent and that the patent was invalid. The Company subsequently filed amended counterclaims during the period from August to December 2014, seeking a declaratory judgment of unenforceability of the patent due to Regeneron’s commission of inequitable conduct.

On November 21, 2014, the Court found that there was clear and convincing evidence that a claim term present in each of the patent claims was indefinite and granted the Company’s proposed claim constructions. On February 24, 2015, the Court entered partial judgment in the proceeding, on the grounds that the Company did not infringe each of the patent claims, and that each of the patent claims were invalid due to indefiniteness. On November 2, 2015, the Court found Regeneron had withheld material information from the United States Patent and Trademark Office during prosecution of the patent, and Regeneron had engaged in inequitable conduct and affirmative egregious misconduct in connection with the prosecution of the patent. On December 18, 2015, Regeneron filed an appeal of the Court’s decision. On July 27, 2017, the U.S. Court of Appeals for the Federal Circuit affirmed the trial court’s conclusion that Regeneron had engaged in inequitable conduct before the United States Patent and Trademark Office and affirmed that Regeneron’s ‘018 patent is unenforceable. Regeneron petitioned for a panel rehearing and rehearing en banc of this decision by the Federal Circuit on September 12, 2017, which the Company responded to and opposed on November 2, 2017. On December 26, 2017, the full Federal Circuit denied Regeneron’s request to rehear the matter. The case is returned to the District Court to adjudicate the Company’s motion requesting that Regeneron pay Merus’ attorney’s fees and costs incurred as a result of Regeneron filing suit.

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

The costs incurred in the above litigation and opposition (€1.0 million in 2017; €1.5 million in 2016; €4.4 million in 2015) are included in the consolidated statement of profit or loss and comprehensive loss for the period.

On July 15, 2014, a notice of opposition against Merus’ EP 2314629 patent (the “EP ‘629 patent”), entitled “Recombinant Production of Mixtures of Antibodies” was filed in the European Patent Office (the “EPO”) by Regeneron. The notice asserted, as applicable, added subject matter, lack of novelty, lack of inventive step, and insufficiency. Merus responded on February 24, 2015. Following an oral hearing before the Opposition Division of the EPO on June 22, 2016, the Opposition Division upheld the EP ‘629 Patent with amendments. Both Regeneron and Merus filed a notice of appeal followed by grounds of appeal on December 1st and 4th, 2017 respectively, with further proceedings to follow.

On August 11, 2014, a notice of opposition against Merus’ EP 2147594 (the “EP ‘594 patent”), entitled “Antibody Producing Non-Human Mammals” was filed in the European Patent Office (the “EPO”) by Regeneron. The notice asserted, as applicable, lack of novelty, lack of inventive step, and insufficiency. The Company’s response to the oppositions was filed on April 2, 2015. Following an oral hearing before the Opposition Division of the EPO on October 28, 2016, the Opposition Division upheld the EP ‘594 Patent without amendments. Regeneron filed grounds of appeal on July 19, 2017, and Merus responded on November 30, 2017.

Based on the current facts and circumstances no provision has been recognized under IAS 37 related to contingent liabilities.

Operating expenses presented by nature are outlined below:

	2017	2016	2015
	(Euros in thousands)
Contract manufacturing	13,567	3,162	5,878
Other external and outsourced costs	22,333	18,885	15,012
Employee costs & related benefits	20,999	8,110	3,933
Depreciation and amortization	318	234	193

Total operating expenses	57,217	30,391	25,016

The increases in costs of contract manufacturing and other external and outsourced costs are mainly due to the increase in the Company’s preclinical and clinical operations in support of its programs for MCLA-128, MCLA-117, MCLA-158 and MCLA-145. The other external and outsourced costs consist mainly of preclinical costs of €2.5 million (2016: €5.2 million, 2015: €2.5 million), clinical costs of €5.9 million (2016: €3.4 million, 2015: €1.9 million) and IP costs of €2.9 million (2016: €2.7 million, 2015: €5.5 million).

17.	Employee Benefits

Details of the employee benefits are as follows:

	2017	2016	2015
	(Euros in thousands)
Salaries and wages	9,556	5,166	3,204
WBSO subsidy	(3,523)	(1,721)	(348)
Social security premiums	621	382	238
Health insurance	222	27	31
Pension costs	652	507	241
Share-based payment expenses	12,815	3,307	567
Other personnel expense	656	442	—

	20,999	8,110	3,933

Share-based payment expenses (see Note 14) were recognized as employee benefit expenses as follows:

(euros in thousands)	2017	2016	2015
Research and development costs	3,245	703	168
Management and administration costs	8,942	2,037	230
Other expenses	628	567	169

	12,815	3,307	567

The WBSO (“afdrachtvermindering speur- en ontwikkelingswerk”) is a Dutch fiscal facility that provides subsidies to companies, knowledge centers and self-employed people who perform research and development activities (as defined in the WBSO Act). Under this Act, a contribution is paid towards the labor costs of employees and other costs directly involved in research and development. The contribution is in the form of a reduction of payroll taxes and social security contributions. Subsidies relating to labor costs are deferred and recognized in the income statement as negative labor costs over the period necessary to match them with the labor costs that they are expected to be incurred.

The Company has received and recognized subsidies of €3.5 million (2016: €1.7 million; 2015: €0.3 million). The increases in subsidies for each year are primarily attributable to the increase in the Company’s eligible research and development activities and the expansion of the Company’s preclinical and clinical development programs for MCLA-128, MCLA-117, MCLA-158 and MCLA-145.

The average number of personnel during the year was approximately 69 (2016: 45; 2015: 32), with a majority employed in the Netherlands, with the exception of an average of ten (2016: two; 2015: nil) employees employed in the United States. Employees are principally employed in the area of research and development. For the years ended December 31, 2017 and 2016, a total of 21 and 11 employees, respectively, which are devoted to activities other than research and development, are included under management and administration costs.

18.	Finance Income and Expense

	2017	2016	2015
	(Euros in thousands)
Interest and related income	1,112	88	50
Net loss on foreign exchange	(19,449)	(409)	—
Interest and other expenses	(10,696)	(19,235)	(195)
Financing costs	(190)	—	—

	(29,223)	(19,556)	(145)

Interest income primarily results from interest earned on cash held on account and accretion of investment earnings. The Company’s current year increase in cash, cash equivalents and investments was due primarily from the $200 million of funds received as part of the Incyte Agreements during the first quarter of 2017. During 2017, the Company has held the $200 million of Incyte funds in short-term investments with a one month maturity, callable on demand, and later in the year, in short-term investments in securities issued by several public corporations and United States Treasury, denominated and held in U.S. dollars. In July and August 2017, the Company converted $50.3 million of U.S. dollars into euros from the account effectively realizing exchange losses of €4.4 million, included in net loss on foreign exchange for the year ended December 31, 2017.

The Company experienced losses on its U.S. dollar denominated cash, cash equivalents and investments of approximately €19.4 million and €0.4 million for the years ended December 31, 2017 and 2016, respectively. As of December 31, 2017, the Company held approximately $98.0 million and $49.4 million in U.S. dollar denominated cash and cash equivalent accounts and investment accounts, respectively, subject to the fluctuation in foreign currency between the euro and U.S. dollar.

On December 20, 2016, the Company entered into the Incyte Agreements. As these contracts are denominated in U.S. dollars, the Company determined that the subscription agreement to sell its own shares to which the Company became committed on December 20, 2016, should be accounted for as a forward contract or a derivative financial instrument which was recognized in the consolidated statement of financial position as of December 31, 2016. The interest expense and similar expenses for the year ended December 31, 2017 include an amount of €10.7 million related to the effective settlement of the forward contract on January 23, 2017, the date the shares were issued and the date through which the related expense was incurred.

During 2017, the Company expensed €0.2 million of prepaid share issuance costs related to a potential future issuance of shares under the Company’s F-3 Registration Statement when the future issuance was no longer consider probable.

19.	Loss per share

(a)	Basic and Diluted Loss per Share

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average numbers of shares outstanding during the year.

	2017	2016	2015
	(Euros in thousands, except per share data)
Loss attributable to equity holders of the Company	(73,000)	(47,220)	(23,184)
Weighted average number of shares	19,196,440	13,236,649	5,871,237

Basic (and diluted) loss per share (€ per share)	(3.80)	(3.57)	(3.95)

(b)	Diluted Loss per Share

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

Financial Risk Management

The Company is exposed to a variety of financial risks: credit risk, liquidity risk and market risk. The Company’s overall risk management program seeks to minimize potential adverse effects of these financial risk factors on the Company’s financial performance. Management is primarily responsible for the overall risk management approach and for the approval of risk strategies and principles of the Company. The Company’s Audit Committee oversees these risk management activities. The Company’s management reviews and approves policies for managing each of these risks which are summarized below.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from its collaborators and investments in debt securities and financial institutions. The Company’s principal financial assets are held to maturity investments, trade receivables, and cash and cash equivalents that are derived primarily from financing activities and, to a lesser extent, from its operations. The main purpose of these financial assets are to support the Company’s operations which consist primarily of research and development, preclinical and clinical development and related manufacturing in support of the Company’s preclinical and clinical development programs for MCLA-128, MCLA-117, MCLA-158 and MCLA-145.

The carrying amount of financial assets represents the maximum credit exposure.

	2017	2016
	(Euros in thousands)
Financial Assets
Financial asset (derivative)	—	11,847
Trade and unbilled receivables	2,283	205
Investments	41,103	—
Restricted cash	—	167
Cash and cash equivalents	149,678	56,917

	193,064	69,136

Cash and cash equivalents include deposits held with financial institutions with original maturities of less than three months. Investments, held to maturity, include commercial paper, securities issued by several public corporations and the United States Treasury with a maturity date of greater than three months at the date of settlement. These investments were acquired in fourth quarter of 2017. Cash and cash equivalents are held at banks and financial institutions with credit ratings varying between A and AA while investments are in highly rated vehicles with identical credit ratings.

As discussed in Note 9, the Company entered into a share subscription agreement with Incyte in December 2016. As the contract is denominated in U.S. dollars, the Company determined that the forward contract to sell its own shares at a future date represented a derivative financial instrument. The remaining fair value of the derivative recognized in the statement of financial position at December 31, 2016 was €11.8 million. The Company had determined the fair value of this derivative utilizing the Bloomberg Pricing System and the Company’s closing stock prices at each valuation date which are significant Level 2 observable inputs. The settlement of the forward contract occurred through the delivery shares to Incyte upon the closing of the share subscription agreement during the first quarter of 2017 thereby extinguishing the derivative financial asset.

The aging of trade and unbilled receivables was as follows:

	2017	2016
Balance per December 31 in thousands of euros
Neither past due nor impaired	2,283	205
Past due	—	—

	2,283	205

There is no allowance for impairment.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s core objective is to maintain a balance between continuity of funding and flexibility through the monitoring of cash flows at varying levels to ensure that it has sufficient cash on demand to meet expected operational expenses.

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include estimated interest payments and excluding the impact of netting agreements:

December 31, 2017

	Carrying amount	Total	< 12 months	1 - 2 years	2 - 5 years	More than 5 years
	(Euros in thousands)
Non-derivative financial liabilities
Trade payables	2,855	2,855	2,855	—	—	—
Other liabilities and accruals	6,176	6,176	6,176	—	—	—

	9,031	9,031	9,031	—	—	—

December 31, 2016

	Carrying amount	Total	< 12 months	1 - 2 years	2 - 5 years	More than 5 years
	(Euros in thousands)
Non-derivative financial liabilities
Secured bank loans	486	526	190	181	155	—
Trade payables	2,298	2,298	2,298	—	—	—
Other liabilities and accruals	3,679	3,679	3,679	—	—	—

	6,463	6,503	6,167	181	155	—

The secured bank loan was paid in full on March 31, 2017.

Market risk

Market risk is the risk that changes in market prices – such as foreign exchange rates and interest rates – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. The Company’s market risk relates to foreign exchange and to a lesser extent, interest risks.

Foreign currency risk

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities in foreign currencies. With respect to monetary assets and liabilities denominated in foreign currencies, the Company’s primary currency exposure is impacted by monetary assets and liabilities denominated in U.S. Dollars (USD). Changes in sensitivity rates reflect various changes in the economy year-over-year.

The following table provides a sensitivity analysis for a change in the primary currency exposure for the Company relating to monetary assets and liabilities denominated in USD as of December 31, 2017. The analysis shows the impact that a change in the exchange rate at that date would have on the Company’s total comprehensive loss:

Financial Statement Line Item Exposure	Balance (in thousands)	Effect on profit before tax if USD strengthens 5% (in thousands)	Effect on profit before tax if USD weakens 5% (in thousands)
Cash and cash equivalents	88,538	3,691	(3,691)
Total investments	47,310	1,972	(1,972)
Trade and other receivables	2,311	97	(97)
Trade payables, other liabilities and accruals	(1,420)	(59)	59

Net Assets	136,739	5,701	(5,701)

The closing exchange rates per the European Central Bank (ECB) utilized above for converting USD to EUR at December 31, 2017 was 0.834.

Exposure to interest rate risk

The interest rate profile of the Company’s interest-bearing financial instruments is as follows:

	Carrying amount
	2017	2016
Balance per December 31 in thousands of euros
Fixed-rate instruments
Investments	41,103	—
Financial liabilities	—	(486)

Variable rate instruments
Cash and cash equivalents	149,678	56,917

Due to the limited impact of changes in interest rates on the Company no sensitivity data is provided.

Accounting classifications and fair values

The Company classifies financial assets and financial liabilities into the loans and receivables and other financial liability categories except for the derivative recognized as a result of the Incyte collaboration and share Subscription agreement as more fully described in Note 9. The fair value of the financial assets and financial liabilities not measured at fair value is not disclosed, as the carrying amount of the financial assets and financial liabilities is a reasonable approximation of the fair value. Accordingly, information on the fair value hierarchy is omitted.

The fair value of the derivative related to the Incyte collaboration and share Subscription agreement was recorded using Level 2 inputs. For determining the fair value the Company has used as valuation technique the Bloomberg forward pricing model. In this valuation the inputs used are related to the foreign exchange component (spot prices of EUR and USD), closing stock prices of the Company, as well as discount rates to reflect the time value of money (limited). On January 23, 2017, the Company settled the forward contract by delivering shares to Incyte upon the closing of the share subscription agreement, thereby extinguishing the derivative financial asset.

21.	Board Compensation and Key Management Personnel

On May 29, 2017, the Company changed its governance structure from a two-tier model consisting of a Management Board acting under the supervision of a separate Supervisory Board to a one-tier board model with a unitary Board of Directors consisting of an Executive Director and Non-Executive Directors. In the one-tier board model, the Board of Directors as a collective (i.e., the Executive Director and the Non-Executive Directors) are charged with both the management and monitoring functions of the Company’s general course of affairs inclusive of the Company’s overall business strategy and financial policies. The Executive Director manages the day to-day business and operations of the Company and implements the Company’s strategy. The Non-Executive directors focus on the supervision of policy and the performance of the duties of all directors, as well as the Company’s general state of affairs.

Prior to May 29, 2017, the Company’s Management Board was in charge of managing the Company and consisted of Ton Logtenberg, Chief Executive Officer (CEO) and Shelly Margetson, the former Chief Operating Officer (COO). Ms. Margetson resigned as a statutory director of the Company effective as of May 24, 2017 and ended her employment with the Company effective as of August 1, 2017. The Supervisory Board was responsible for the supervision of the Management Board and the general course of affairs of the Company. Subsequent to May 29, 2017, the members of the Supervisory Board are now Non-Executive Directors while Mr. Logtenberg remains as the lone Executive Director on the unitary Board of Directors.

In addition to Board of Directors, the Company employs certain Key Management Personnel responsible for executing the day-to-day business and operations of the Company. Key Management Personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Company includes the following employees in this classification: John Crowley, Chief Financial Officer, Hui Liu, Ph.D., Chief Business Officer, Andres Sirulnik, M.D., Ph.D., Chief Medical Officer, Mark Throsby, Ph.D., Chief Scientific Officer and Alexander Berthold Hendrik Bakker, Ph.D., Chief Development Officer.

Executive Directors

In 2017, 2016, and 2015 the following amounts were charged to the consolidated statement of profit or loss and comprehensive loss for the remuneration of the statutory directors:

	December 31,
Name	Gross Salary	Bonus	Pension	Option cost	Total
	(Amounts in Euros)
Ton Logtenberg, CEO
2017	432,782	337,945	51,528	4,675,590	5,497,845
2016	369,204	147,820	17,717	907,236	1,441,977
2015	236,032	89,072	18,591	1,910,204	2,253,899

Shelley Margetson(*), COO
2017	(**) 420,782	—	19,595	451,752	892,129
2016	198,987	84,000	6,152	164,547	453,686
2015	159,749	37,365	13,824	284,938	495,876

(*)	Resigned as a statutory director of the Company effective as of May 24, 2017.
(**)	Gross salary includes severance payments totaling €257,260.

During the year ended December 31, 2017, Mr. Logtenberg was granted 377,271 options and 123,745 RSU’s while Ms. Margetson was granted 59,605 options and 19,550 RSU’s. In addition, upon her separation date, Ms. Margetson was entitled to an accelerated vesting of any unvested Company options and restricted stock units held that would have vested during the 12-month period following her separation date.

As of December 31, 2017, Mr. Logtenberg held 661,629 options (2016: 376,912; and 2015: 54,866) with a weighted average exercise price of €14.20 (2016: €2.98; 2015: €5.35) and 123,745 RSU’s.

Key Management Personnel

The remainder of the key management personnel has received the following remuneration for the year 2017.

Remuneration	2017	2016	2015
	(Amounts in Euros)
Short term employment benefits	2,808,998	1,139,763	190,763
Post-employment benefits	108,416	18,720	11,671
Other long term benefits	—	—	—
Termination benefits	—	—	—
Share based payments	5,171,233	1,195,876	57,065
Total	8,088,647	2,354,359	259,499

Some of the key management personnel have long term benefits in the form of life and long term disability insurance policies which have been affected in their name as well as severance conditions in case of termination without cause or leave for good reason.

A number of key management personnel, or their related parties, hold positions in other companies that result in them having control or significant influence over these companies. These companies did not enter into transactions with the Company during the year.

On October 27, 2016, the Company appointed Andres Sirulnik as its Chief Medical Officer (CMO). A total 219,890 options over common shares were granted to Dr. Sirulnik with an exercise price of €16.85 per option.

On February 15, 2017, the Company appointed Peter Silverman as its Senior Vice President, Legal (SVP). A total 50,000 options over common shares were granted to Mr. Silverman with an exercise price of €24.54 per option.

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

Non-Executive Directors

In May 2016, the Company established the Supervisory Board Remuneration Program, which was subsequently replaced by the Non-Executive Compensation Program to reflect the change in governance structure of the Company. As part of this program, Non-Executive Directors are entitled to cash compensation as well as equity compensation. The equity compensation consists of an initial option grant as well as subsequent annual awards.

The following amounts were charged to the consolidated statement of profit or loss and comprehensive loss for the remuneration of the members of the Board:

	December 31, 2017			December 31, 2016			December 31, 2015
Name	Cash compensation	Option cost	Total	Cash compensation	Option cost	Total	Cash compensation	Option cost	Total
	(Amounts in Euros)			(Amounts in Euros)			(Amounts in Euros)
Mark Iwicki	59,840	120,596	180,436	50,394	183,367	233,761	26,325	115,380	141,705
Wolfgang Berthold	37,530	90,944	128,474	19,850	50,928	70,778	—	15,475	15,475
Lionel Carnot	35,445	61,870	97,315	24,852	66,959	91,811	—	—	—
John de Koning	38,573	113,613	152,186	26,230	37,000	63,230	—	—	—
Anand Mehra	39,615	83,683	123,298	26,938	84,703	111,641	—	—	—
Gregory Perry	41,700	103,169	144,869	28,356	97,365	125,721	—	—	—
Gabriele Dallmann(*)	—	—	—	—	—	—	11,000	5,795	16,795
Gerard van Odijk(*)	—	—	—	—	—	—	—	16,298	16,298
Total	252,703	573,875	826,578	176,620	520,322	696,942	37,235	152,948	190,273

(*)	former board member

As at December 31, members of the Board held the following number of options:

	December 31, 2017		December 31, 2016		December, 31 2015
Name	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Mark Iwicki	79,226	€7.32	73,576	€6.57	73,576	€6.57
Wolfgang Berthold	24,040	€8.90	26,724	€3.02	14,168	€1.93
Lionel Carnot	22,650	€11.80	17,000	€8.87	—	—
John de Koning	22,650	€11.80	17,000	€8.87	—	—
Anand Mehra	22,650	€11.80	17,000	€8.87	—	—
Gregory Perry	22,650	€11.80	17,000	€8.87	—	—
Gabriele Dallmann(*)	—	—	16,828	€3.24	4,272	€1.93
Gerard van Odijk(*)	—	—	—	—	21,874	€1.93

Total	193,866	€9.61	185,128	€7.21	113,890	€4.93

(*)	former board member

22.	Related party disclosures

For the years ended December 31, 2017, 2016, and 2015, certain Key Management Personnel and other senior management received regular salaries, bonuses and contributions to post-employment schemes as well as non-cash compensation as disclosed in Note 21. Additionally, members of the Board of Directors received compensation for their services in the form of cash compensation as well as non-cash compensation, as disclosed in Note 21.

On May 24, 2017, the Company entered into a settlement agreement with Shelley Margetson, the Company’s former Chief Operating Officer pursuant to which Ms. Margetson resigned as a statutory director of the Company effective as of May 24, 2017 and ended her employment with the Company effective as of August 1, 2017. As part of the terms of the settlement agreement, Ms. Margetson is entitled to a severance payment equal to 12 months of her annual base salary, 50% of which was paid in a lump sum in August 2017 and the remaining 50%

is being paid in the form of salary continuation over the six-month period following August 1, 2017. In addition, Ms. Margetson was entitled to an accelerated vesting of any unvested Company options and restricted stock units held by Ms. Margetson that would have vested during the 12-month period following her separation date. As of December 31, 2017, the Company has a remaining accrual of less than €0.1 million related to this agreement included in accrued personnel. As disclosed in Note 13 and Note 15, the Company entered into a collaboration and license agreement and a share subscription agreement with Incyte in which the terms and transactional amounts incurred between Incyte and the Company are more fully described.

As of March 28, 2018, the following shareholders currently hold a position in the Board of Directors and have filed a form 13-D to reflect ownership in the Company of greater than 5%:

•	Bay City Capital Coöperatief U.A.

•	Coöperatief LSP IV U.A.

•	Sofinnova Venture Partners IX, L.P.

Additionally, Ton Logtenberg, the Company’s CEO) and Executive Director, is the sole the Director and owner of Biophrase BV (“Biophrase”). As of March 28, 2018, Biophrase is a less than 1% shareholder. There were no transactions between the Company and Biophrase BV in 2017.

23.	Operating leases

Rent

On November 1, 2016, Merus N.V. closed a new lease agreement with Stichting Incubator Utrecht for a new office building. The agreement term is for five years and expires in the fourth quarter of 2021. If the lease is not terminated by Merus, it will be automatically renewed for a period of two years. The agreed rental price is €434 thousand per year. The Company moved into the new office building in November 2016. For the years ended December 31, 2017, and 2016, the Company recognized an amount of €564 thousand and €270 thousand, respectively, for rent and service charges related to the abovementioned buildings.

Future minimum lease payments under this lease as at December 31, 2017 are payable as follows:

Less than one year	602
Between one and five years	1,897
More than five years	—

Total	2,499

24.	Subsequent events

On January 8, 2018, the Company and Simcere Pharmaceutical Group executed a collaboration and license agreement and agreed to grant Simcere an exclusive license to develop and commercialize in China three bispecific antibodies utilizing the Company’s Biclonics® technology platform in the area of immuno-oncology. The Company will retain all rights outside of China. As part of the agreement, the Company has agreed to lead research and discovery activities while Simcere has agreed to be responsible for the Investigational New Drug (IND) enabling studies, clinical development, regulatory filings and commercialization of these product candidates in China. As a key strategic component of the collaboration, Simcere will be responsible for IND enabling studies and manufacturing of clinical trial materials in China, which the Company intends to use to assist regulatory filing and early stage clinical development in the rest of the world. Finally, the Company will receive an upfront and be eligible to receive milestone payments contingent upon Simcere achieving certain specified development and commercial goals. The Company will be eligible to receive tiered royalty payments on sales of any products resulting from the collaboration in China from Simcere. Simcere will be eligible to receive tiered royalty payments on sales outside of China from the Company.

On February 13, 2018, the Company entered into a Purchase Agreement with the purchasers named therein. Pursuant to the Purchase Agreement, the Company agreed to sell an aggregate of 3,099,997 of its common shares, nominal value €0.09 per share, to the Investors for aggregate gross proceeds of approximately $55.8 million, at a purchase price equal to $18.00 per share. The Purchase Agreement contains customary representations and warranties from the Company and the Investors and customary closing conditions. The closing of the Private Placement occurred on February 15, 2018.

On February 13, 2018, in connection with the Purchase Agreement, the Company entered into a Registration Rights Agreement with the Investors. Pursuant to the Registration Rights Agreement, the Company agreed to prepare and file a registration statement with the SEC no later than May 15, 2018 for purposes of registering the resale of the Shares. As part of the terms of the Registration Rights Agreement, the Company agreed to use its reasonable best efforts to cause this registration statement to be declared effective by the SEC prior to the 120th day after the Closing Date (or the 150th day if the SEC reviews the registration statement).

On March 14, 2018, we entered into a second contract research and license agreement with ONO. Pursuant to an exclusive option granted to ONO in a prior agreement executed in April 2014, ONO exercised its option to enter into the March 2018 agreement. We granted ONO an exclusive, worldwide, royalty-bearing license, with the right to sublicense, research, test, make, use and market bispecific antibody candidates based on our Biclonics® technology platform against two undisclosed targets directed to a particular undisclosed target combination. ONO identifies and selects the licensed bispecific antibodies for which it is responsible for conducting further non-clinical and clinical development activities for such licensed bispecific antibodies and pharmaceutical products containing such antibodies, including manufacture and process development. ONO controls and has exclusive rights over the worldwide commercialization of any approved products, including worldwide supply, and is solely responsible for all costs and expenses related to commercialization. ONO has agreed to fund our research and development activities and be responsible for the payment of all costs and expenses for its own research and development activities, which are set out in a mutually agreed upon research plan. We retain all rights to use and commercialize any antibodies that are generated under the collaborative research program, excluding the up to five lead and/or selected antibodies against the targets ONO is pursuing, provided that the use and commercialization is not with respect to the particular target combination.

ONO has agreed to pay an upfront non-refundable payment of €700,000 for the rights granted and we are also eligible to receive an aggregate of €33.7 million in milestone payments upon achievement of specified research and clinical development milestones. For products commercialized under the License Agreement, if any, the Company is eligible to receive a mid-single digit royalty on net sales.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MERUS N.V.

By:	/s/ Ton Logtenberg
Name:	Ton Logtenberg
Title:	Chief Executive Officer

By:	/s/ John J. Crowley
Name:	John J. Crowley
Title:	Chief Financial Officer

Date: April 30, 2018